File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

5E Advanced Materials, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	87-3426517
(State or Other Jurisdiction of Incorporation or Formation)	(I.R.S. Employer Identification Number)

19500 State Highway 249, Suite 125 Houston, Texas	77070
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (442) 292-2120 with copies to:

Paul Weibel Chief Financial Officer 5E Advanced Materials, Inc. 19500 State Highway 249, Suite 125 Houston, Texas 77070	Craig A. Roeder Baker & McKenzie LLP 300 East Randolph Street Chicago, Illinois 60601

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value	The Nasdaq Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑	Smaller reporting company	☑

		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

5E Advanced Materials, Inc. (the “Company” or “5E”) is filing this General Form for Registration of Securities on Form 10 (this “Registration Statement”) to register its common stock, par value $0.01 per share (“Common Stock”), pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the proposed listing of the Common Stock on The Nasdaq Stock Market LLC (“Nasdaq”). The Company was incorporated in the State of Delaware on September 23, 2021 for the purpose of reorganizing the operations of American Pacific Borates Limited (“ABR”), a public company incorporated under the laws of the state of Western Australia and listed on the Australian Securities Exchange (“ASX”), into a structure whereby the ultimate parent company will be a Delaware corporation. See “Item 1. Description of Business—Corporate History.”

Prior to the effectiveness of this Registration Statement, the Company will receive all of the issued and outstanding shares of ABR pursuant to a statutory Scheme of Arrangement under Australian law (the “Scheme”) under Part 5.1 of the Australian Corporations Act, 2001 (Cth) (the “Corporations Act”). The Scheme was approved by ABR’s shareholders at a general meeting of shareholders held on December 3, 2021. Following shareholder approval, the Scheme was approved by the Federal Court of Australia on February    , 2022.

As soon as practicable after completion of the Scheme, the Company intends to list its Common Stock on Nasdaq under the symbol “FEAM” and de-list ABR from the ASX.

Throughout this Registration Statement, these transactions are referred to as the “Reorganization.” Pursuant to the Reorganization, the Company will issue to the shareholders of ABR either one share of the Company’s Common Stock for every ten ordinary shares of ABR or one CHESS Depositary Interest over the Company’s Common Stock (a “CDI”) for every one ordinary share of ABR, in each case, as held on the Scheme record date. Eligible shareholders of ABR (those whose residence at the record date of the Scheme is in Australia, New Zealand, Canada, Hong Kong, Ireland, Papua New Guinea, Singapore, Malaysia, Thailand, or the United States) will receive CDIs by default. In order to receive Common Stock, eligible shareholders must complete and submit an election form to ABR’s registry no later than 5:00 pm (AEDT) on March 2, 2022. Ineligible shareholders will not receive CDIs or shares of Common Stock but will instead receive the proceeds from the sale of the CDIs to which they would otherwise be entitled by a broker appointed by ABR. The appointed broker will sell the CDIs in accordance with the terms of a sale facility agreement and will remit the proceeds to ineligible shareholders. Additionally, the Company will cancel each of the outstanding options to acquire ordinary shares of ABR and issue replacement options representing the right to acquire shares of the Company’s Common Stock on the basis of one replacement option for every ten existing ABR options held. The Company will maintain an ASX listing for its CDIs, with each CDI representing 1/10th of a share of Common Stock. Holders of CDIs will be able to trade their CDIs on the ASX after implementation of the Scheme and holders of shares of the Company’s Common Stock will be able to trade their shares on Nasdaq.

Upon completion of the Reorganization, we expect that we will have approximately 42,168,526 shares of our Common Stock outstanding held by approximately 4,017 record holders. Based on elections made or expected to be made by holders of ABR ordinary shares in connection with the Reorganization, we expect that approximately 27,168,525 of the Company’s outstanding shares as of the completion of the Reorganization will be represented by CDIs.

The Common Stock issued to ABR shareholders pursuant to the Reorganization will be exempt from registration under Section 3(a)(10) of the Securities Act of 1933 (the “Securities Act”).

Prior to completion of the Reorganization, the Company will have had no business or operations and following completion of the Reorganization, the business and operations of the Company will consist solely of the business and operations of ABR and its subsidiaries. As a result of the Reorganization, the Company will become the parent company of ABR, and for financial reporting purposes the historical financial statements of ABR will become the historical financial statements of the Company as a continuation of the predecessor.

Except as otherwise indicated or unless the context otherwise requires, the information in this Registration Statement assumes and gives effect to the completion of the Reorganization. Unless the context indicates otherwise, all references in this Registration Statement to the “Company,” “we,” “us” and “our” refer to ABR prior to the Reorganization and the Company after the Reorganization.

Upon this Registration Statement becoming effective, the Company will become subject to the requirements of Regulation 13A under the Exchange Act and will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(b) of the Exchange Act. The Company’s executive officers, directors and stockholders beneficially owning more than 10% of its Common Stock will become subject to Section 16 of the Exchange Act and will be required to file Forms 3, 4 and 5 with the U.S. Securities Exchange Commission (the “SEC”). Stockholders beneficially owning more than 5% of the Company’s Common Stock will be required to file Schedules 13D/G with the SEC pursuant to Sections 13(d) or (g) of the Exchange Act.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains various forward-looking statements relating to the Company’s future financial performance and results, financial condition, business strategy, plans, goals and objectives, including certain projections, business trends and other statements that are not historical facts. These statements constitute forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “budget,” “target,” “aim,” “strategy,” “estimate,” “plan,” “guidance,” “outlook,” “intend,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company’s beliefs and expectations based on current estimates and projections. While the Company believes these expectations, and the estimates and projections on which they are based, are reasonable and were made in good faith, these statements are subject to numerous risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and other important factors, which include, but are not limited to, the risks described under the heading “Risk Factor Summary” and “Item 1A. – Risk Factors,” any of which could cause the Company’s actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

These forward-looking statements speak only as of the date of this Registration Statement and, except as required by law, the Company undertakes no obligation to correct, update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required under federal securities laws. You are advised, however, to consult any additional disclosures we make in our reports to the SEC. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this registration statement.

RISK FACTOR SUMMARY

Our business and any investment in our securities involves risks. You should carefully consider the risks described under “Item 1A. – Risk Factors.” The following risks, uncertainties and other important factors, among others, include various forward-looking statements that may cause actual results to be materially different from present expectations or projections. If any of these risks actually occurs, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our securities would likely decline, and you may lose all or part of your investment. Set forth below is a summary of some of the principal risks we face:

•	Our limited operating history in the borates industry and no sustained revenue from our properties;

•	Our need for substantial additional financing to execute our business plan and our ability to access capital and the financial markets;

•	Our status as an exploration stage company with no known mineral reserves and the inherent uncertainty in estimates of mineral resources;

•	Our lack of history in mineral production and the risks associated with achieving our downstream processing ambitions;

•	We have incurred significant net operating losses to date and we anticipate incurring continued losses for the foreseeable future;

•	Risks and uncertainties relating to the development of the Fort Cady project (“Fort Cady” or the “Project”);

•	We depend on a single mining project;

•	Risks related to our ability to achieve and maintain profitability and to develop positive cash flow from our operating activities;

•	Risks related to the demand for end use applications that require borates and related minerals and compounds that we expect to produce;

•	Our long-term success is dependent on our ability to enter into and deliver product under supply agreements;

•	Risks related to estimates of our total addressable market;

•	The costs and availability of natural gas and electricity;

•	Uncertain global economic conditions and the impact this may have on our business and plans;

•	Risks associated with our ongoing investment in the Project;

•	Risks associated with the required infrastructure at the Project site;

•	Risks related to the titles of our mineral property interests and related water rights;

•	Any restrictions on our ability to obtain, recycle and dispose of water on site;

•	Risks related to the portion of the Project that we lease from a third party;

•	Risks related to land use restrictions on our properties;

•	Risks related to volatility in prices or demand for borates and other minerals;

•	Fluctuations in the U.S. dollar relative to other currencies;

•	Mineral exploration and development risk;

•	Risks related to equipment shortages and supply chain disruptions;

•	Risks associated with any of our suppliers not implementing ethical business practices in compliance with applicable laws and regulations;

•	Competition from new or current competitors in the mineral exploration and mining industry;

•	Risks associated with consolidation in the markets in which we operate and expect to operate;

•	Risks related to compliance with environmental and regulatory requirements;

•	Risks and costs associated with the generation and disposal of hazardous waste;

•	Risks related to reclamation requirements;

•	Risks related to climate change;

•	Risks related to our ability to acquire and maintain necessary mining licenses, permits or access rights;

•	Litigation risk;

•	Risks related to our main operations being located in the State of California;

•	Risks related to our engagement with local communities and other stakeholders;

•	Risks relating to our investment in the Salt Wells Projects located in Nevada;

•	Our dependence on key management and third parties;

•	Risks related to potential acquisitions, joint ventures and other investments;

•

Risks related to public health threats, including the novel coronavirus, that may cause disruptions to our operations or may have a material adverse effect on our development plans and financial results;

•	Information technology risks;

•	Risks and costs relating to the Reorganization, including failure to achieve the expected benefits of the Reorganization;

•	Risks related to the possible dilution of our Common Stock;

•	Risks related to our stock price and trading volume volatility;

•	Risks relating to the development of an active trading market for our Common Stock;

•	Risks related to our status as an emerging growth company; and

•	Our increased costs as a result of being a U.S. listed public company.

Many of these factors are macro-economic in nature and are, therefore, beyond the Company’s control. Should one or more of these risks or uncertainties materialize, affect the Company in ways or to an extent that it currently does not expect or consider to be significant, or should underlying assumptions prove incorrect, the Company’s actual results, performance or achievements may vary materially from those described in this Registration Statement as anticipated, believed, estimated, expected, intended, planned or projected.

Finally, the Company’s future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in its other filings with the SEC or under future filings pursuant to the Exchange Act and the Securities Act. For additional information regarding risks and uncertainties, see the Company’s other filings with the SEC. In the event of an inconsistency between any prior or current SEC filing, the most current SEC filing will control.

The Company cautions that the foregoing list of risks, uncertainties and other important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors should carefully consider the foregoing factors and other uncertainties and events. Moreover, we operate in a competitive and rapidly evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties.

CAUTIONARY NOTE REGARDING RESERVES

Unless otherwise indicated, all mineral resource and mineral reserve estimates included in this Registration Statement have been prepared in accordance with, and are based on the relevant definitions set forth in, the SEC’s Mining Disclosure Rules and Regulation S-K 1300 (each as defined below). Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 under the Exchange Act (“SEC Industry Guide 7”). In accordance with the SEC’s Final Rule 13-10570, Modernization of Property Disclosure for Mining Registrant, the SEC has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules (the “Mining Disclosure Rules”) under sub-part 1300 of Regulation S-K of the Securities Act (“Regulation S-K 1300”). Regulation S-K 1300 replaces the historical property disclosure requirements included in SEC Industry Guide 7. Regulation S-K 1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”)-based classification system for mineral resources and mineral reserves and accordingly, under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources,” and require SEC-registered mining companies to disclose in their SEC filings specified information concerning their mineral resources, in addition to mineral reserves. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. The SEC Mining Disclosure Rules more closely align SEC disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, referred to as the “JORC Code.” While the SEC now recognizes “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources” under the SEC Mining Disclosure Rules, investors should not assume that any part or all of the mineral deposits in these categories will be converted into a higher category of mineral resources or into mineral reserves.

The following terms, as defined in Regulation S-K 1300, apply within this Registration Statement:

Measured Mineral Resource (“Measured” or “Measured Mineral Resource”)	that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

Indicated Mineral Resource (“Indicated” or “Indicated Mineral Resource”)	that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

Inferred Mineral Resource (“Inferred” or “Inferred Mineral Resource”)	that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

Probable Mineral Reserve (“Probable” or “Probable Mineral Reserve”)	the economically mineable part of an indicated and, in some cases, a measured mineral resource.

Proven Mineral Reserve (“Proven” or “Proven Mineral Reserve”)	the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

The Company retained Millcreek Mining Group to prepare an independent technical report summary on the Project. The purpose of the technical report summary is to support the disclosure of mineral resource estimates for the Project. The summary was prepared in accordance with the SEC’s Mining Disclosure Rules and Regulation S-K 1300 and Item 601(b)(96) (technical report summary) of Regulation S-K. The technical report summary is discussed in “Item 1. Description of Business” and “Item 3. Properties.”

UNLESS OTHERWISE EXPRESSLY STATED, NOTHING CONTAINED IN THIS REGISTRATION STATEMENT IS, NOR DOES IT PURPORT TO BE, A TECHNICAL REPORT SUMMARY PREPARED BY A QUALIFIED PERSON PURSUANT TO AND IN ACCORDANCE WITH THE REQUIREMENTS OF SUBPART 1300 OF SECURITIES EXCHANGE COMMISSION REGULATION S-K.

CAUTIONARY NOTE REGARDING EXPLORATION STAGE COMPANIES

The Company is an exploration stage company and does not currently have any known mineral reserves and cannot be expected to have known mineral reserves unless and until an economic feasibility study is completed for the Project that shows proven and probable reserves as defined by Regulation S-K 1300. There can be no assurance that the Project contains such SEC-compliant proven and probable reserves or that, even if such reserves are found, the Company will be successful in economically recovering them.

CAUTIONARY NOTE REGARDING EMERGING GROWTH COMPANY STATUS

Section 102(b)(1) of the Jumpstart Our Business Startups Act (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time the Company is no longer considered to be an emerging growth company. At times, the Company may elect to adopt a new or revised standard early.

CAUTIONARY NOTE REGARDING INDUSTRY AND MARKET DATA

This Registration Statement includes information concerning the Company’s industry and the markets in which it will operate that is based on information from various sources including public filings, internal company sources, various third-party sources and management estimates. Management estimates regarding the Company’s position, share and industry size are derived from publicly available information and its internal research, and are based on a number of key assumptions made upon reviewing such data and the Company’s knowledge of such industry and markets, which it believes to be reasonable. While the Company believes the industry, market and competitive position data included in this Registration Statement is reliable and is based on reasonable assumptions, such data is necessarily subject to a high degree of uncertainty and risk and is subject to change due to a variety of factors, including those described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 1A. Risk Factors” and elsewhere in this Registration Statement. These and other factors could cause results to differ materially from those expressed in the estimates included in this Registration Statement. The Company has not independently verified any data obtained from third-party sources and cannot assure you of the accuracy or completeness of such data.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

When this Registration Statement becomes effective, the Company will begin to file reports, proxy statements, information statements and other information with the SEC. You may read and copy this information, for a copying fee, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room. Our SEC filings will also be available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this Registration Statement is not incorporated by reference into this Registration Statement.

The Company’s Internet website address is http:/www.5eadvancedmaterials.com. Information contained on the website does not constitute part of this Registration Statement. The Company has included its website address in this Registration Statement solely as an inactive textual reference. When this Registration Statement is effective, the Company will make available on its website electronic copies of the materials it files with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, the Section 16 reports filed by its executive officers, directors and 10% stockholders and amendments to those reports.

5E Advanced Materials, Inc.

FORM 10

ITEM 1.	DESCRIPTION OF BUSINESS

Strategy & Positioning

The Company’s goal is to become a vertically integrated global leader in boron specialty advanced materials with a focus on enabling decarbonization. As a result of major trends including global decarbonization, clean energy transition, proliferation of electric transportation and growing concerns over food security, we believe that there are significant opportunities for the Company to become an important global supplier enabling high-performance, high-tech, and high-margin applications that address these trends and help address current and anticipated global supply challenges.

To achieve our goals, we plan to pursue the following key corporate strategies:

•

Safely and profitably extract borates, produce sulphate of potash (“SOP”) and other mineral compounds from our Fort Cady asset to ensure the Company controls its supply and has the lowest possible cost position.

•	Seek to establish competitive market positions, in high-value, high-technology and high-margin boron specialty advanced material markets, supported by intellectual property.

•	Work in collaboration with customers and commercial partners to support their boron specialty advanced material requirements.

•	Focus on global decarbonization technologies including energy transition and food security to ensure the Company is helping to address key issues facing society.

•	Become a global supplier of choice, helping to address the current global supply duopoly and by providing a new, stable, source of boron.

Industry Overview

Boron is the fifth element on the periodic table and it is an essential element that pervades modern life. Boron is the lightest of all metalloids and has a unique and highly attractive set of chemical and physical properties that enable its use in high-performance commercial and industrial end use applications, including hardness, low thermal expansion and electric conduction, light weight, reduced corrosion propensity and antimicrobial properties. These attractive chemical and physical properties result in there being very few logical substitutes for boron and boron-based compounds across applications.

Borates and specialty boron derivatives have a wide range of commercial applications within established industries as well as fast growing sectors. According to Merchant Research & Consulting Ltd., global boron mineral production was 4.7 million tonnes in 2020 and demand is expected to grow rapidly over the years to come, supported by increasing demand from downstream industries such as glass-making, fertilizers, ceramics and electrical capacitors. Historically, the market for boron compounds has demonstrated consistent growth, with production of boron minerals expected to increase to 6.6 million tonnes by 2030. This growth is expected to be driven by population growth, urbanization, increasing demand for high-end fiberglass insulation, rising agricultural nutrient demands, modern high-tech glass products and coatings (used in computers, LEDs, plasma screens, circuit boards and solar panels), and many other industrial manufacturing applications.

Boron is classified as a Strategic Material of Interest by the United States Defense Logistics Agency (“DLA”) for use in military applications. Specifically, the DLA lists uses of boron as a component of composite materials (boron fibers) in advanced aerospace structures, an industrial catalyst for many organic reactions (polymerization), inner plates of ballistic vests, tank armor, and permanent neodymium magnets. Permanent neodymium magnets are a component of electric vehicle drivetrains and form the basis for boron as a contributing component of the movement towards global decarbonization. Based on United States Geology Survey (“USGS”), the glass and ceramics industries remained the leading domestic users of boron products, accounting for 80% of total borates consumption in 2020. World production and reserves are primarily derived from six countries: Turkey, the United States, Russia, Chile, China, and Peru. According to Global Market Insights, Inc., Rio Tinto Borates (“RTB”) and Eti Maden (a state-owned Turkish enterprise) are the major producers currently covering 85% of global boron production. Furthermore, according to a report prepared by Market Watch on downstream boron specialty derivatives, 80% of the global boron carbide market is controlled by China, whereby the top four Chinese manufacturers currently hold over 55% of global market share. While in 2020 the United States was a net exporter of boric acid, anhydrous borax, non-anhydrous borax, colemanite, and ulexite, both elemental boron and boron carbide were net imports.

Source: Global Market Insights

Boron, a Component of Decarbonization

Notwithstanding continued use in traditional and commercial industries, boron’s use in clean energy infrastructure, electric vehicle manufacturing and yield enhancing fertilizers continues to grow as climate change has spurred increasing private and public investment in these industries. Government mandates for net zero emissions have supported billions of dollars of research and development in wind, solar photovoltaic and other renewable energy sources. In the United States, according to the U.S. Energy Information Administration (“EIA”), approximately 170 gigawatts of renewable energy generation capacity have been built since 2000 (a compound annual growth rate (“CAGR”) of approximately 4.7% from 2000 to 2020). According to the International Renewable Energy Agency (“IRENA”), global installed wind and solar capacity is expected to grow at a CAGR of 5.8% from 2019 to 2050, while cumulative investments across renewables, electrification and infrastructure, and energy efficiency are expected to total $55 trillion from 2016-2050 under the Planned Energy Scenario. Net zero mandates and consumer demand growth have driven up demand for electric transportation for both private and public consumption, with a majority of original equipment manufacturers (“OEMs”) committing significant portions of their fleets to being fully electric over the next two decades. Climate change and industrial activity may also impact weather patterns, cause unpredictability in rainfall, and reduce the footprint of arable land for agricultural purposes globally, increasing the need for higher quality fertilizers to boost crop yields and support growing populations.

Boron is one of the most widely used elements in society, utilized by more than 300 commercial and industrial applications. Though boron use spans a wide array of applications, technological advances push boron towards high-end use applications and contribute towards global decarbonization efforts. Within an electric vehicle, boron applications include high strength glass, permanent magnets for the drivetrain, and insulation. In a 2020 report published by the European Union, rare earth elements—neodymium, dysprosium, and praseodymium—as well as boron are likely to be in a large portion of motors manufactured for electric vehicles (“EVs”). Other decarbonization and clean energy applications include nuclear reactors, wind turbines, fiber-glass insulation, fire retardants, fertilizers and micro-nutrients, and energy storage, among others.

Overview of Boron

Boron is a low-abundance element in the earth’s crust. Pure boron is also produced with difficulty in industrial settings because of contamination by carbon or other elements that resist removal. In its crystalline form, boron is a brittle, dark and lustrous metalloid, while in its amorphous form it is a dark brown powder. Accordingly, boron is rarely consumed in its pure form and instead consumed as a compound, which can be produced through chemical processes. Borates are commercially traded as either borate minerals (containing impurities or other binding minerals), higher quality refined borates, or high-performance boron specialties. Given boron’s established market demand, pricing benchmark and diverse range of end use applications, 5E is primarily targeting the production of boric acid and other high-performance boron specialty compounds.

Boron-Based Minerals	Refined Borates	High-Performance Boron Specialty Compounds

• Colemanite (hydrated calcium borate; 50% B2O3) • Tincal • Kernite • Ulexite	• Boric acid (H3BO3) • Boron oxide (B2O3) • Sodium borates	• Boron carbide (B4C) • Boron nitride (B3N) • Boron halides (BX3) (X = F, Br or Cl) • Sodium borohydride (NaBH4)

Boric acid is primarily produced through a chemical process that takes boron-based minerals, such as colemanite or tincal as inputs from hard rock mining or brines. The boron-based minerals are then traditionally processed via acid-based treatment (leaching of hard rock) or evaporation (via brines) to produce boric acid. Alternatively, 5E’s boron-based minerals consist of colemanite, which the Company plans to subject to solution or in-situ mining, via a combination of hydrochloric acid (HCl), reagents, and water, to produce a chemical reaction that results in boric acid production. Many downstream specialty products and high-performance applications utilize boric acid as an input, and there is an established market for the product.

Solution Mining = Green Mining

Unlike open-pit and underground mining, solution mining requires much less land disturbance, poses fewer safety hazards and uses less fossil fuels. Traditional open-pit mines have a large environmental impact and can cause significant land disturbance, in addition to utilizing large machinery that requires the burning of diesel and other fossil fuels. Similarly, underground mines pose significant safety hazards due to their underground tunnels, infrastructure and land disturbance. Remediation is also material for open-pit and underground mining methods. Conversely, solution mining is a much less pervasive mining process whereby small holes are drilled into the earth, piped, and injected via solution. Once the solution contacts the colemanite ore body, a chemical reaction occurs and the solution is either pumped or air lifted to the surface. Though solution mining requires remediation, the process can be less complex, consisting of flushing and rinsing underground wells, adequate testing that meets regulatory requirements, and a systematic plugging and abandonment of wells.

Overview of Sulphate of Potash

SOP is an inorganic compound and specialty fertilizer. SOP is not typically found as an existing compound in nature and therefore must be manufactured, either through the Mannheim Process (reaction with sulphuric acid) or complex salt processing, which removes undesired attached minerals. SOP is a high value fertilizer particularly where crops have a sensitivity to chlorides or in areas where there is minimal rainfall and the build-up of chlorides in the soil is problematic. SOP is also highly preferred over muriate of potash (“MOP”) for additional benefits including lower overall salinity and increased sulphur, which is a critical secondary macro-nutrient in plants.

Overview of Other Mineral Compounds

While the Company’s goal is to predominately focus on the production of boric acid, derivative boron specialty products and SOP, it also plans to produce other compounds including lithium, HCl, and gypsum which are expected to provide product diversification and additional revenue opportunities. At the present time, engineering and design has not included a recovery process for lithium and will likely be addressed once recovery of boric acid is operational. We have done some preliminary work to recover SOP, but a determination has not been made as to whether SOP production will be included with initial production of boric acid. Previous process design work has included using the Mannheim process to produce SOP from MOP as a method of acid regeneration for in-situ leaching.

Lithium is a soft, silver-white alkali metal in its native form and has a wide range of energy storage and industrial applications. Lithium is the lightest of all metals and it has highly attractive physical properties including heat capacity, charge density and low thermal expansion. These properties enable high-performance end use applications such as lithium-ion batteries, polymers and ceramics, among others. Lithium is rarely consumed in its pure form and is typically used in either base compounds (lithium carbonate or carbide) or higher-performance compounds (lithium hydroxide). The rise in portable electronics, energy storage devices and other end use applications has led to significant advancements in lithium-based battery technologies and wide-scale adoption. High-end lithium compounds are commonly found in electric vehicles, specialty greases, pharmaceuticals, and other aerospace applications, and are expected to see dramatic market share gains within these spaces. There is significant expected demand growth for lithium, primarily driven by growing demand for lithium-ion batteries in electric vehicles and portable devices. The Company plans on continuing to further define its lithium resource and identify attractive potential market opportunities.

HCl is a colorless solution and a strong inorganic acid, and an important laboratory reagent and chemical with a range of important industrial applications. It is industrially prepared by dissolving hydrogen chloride in water. Strong global demand exists across a variety of industries including food and beverage, steel, oil and gas, chemicals and textiles, among others.

Macro Trends Driving Demand Growth for Boron, SOP and Other Mineral Compounds

While industrial demand for borates continues to grow at a higher rate than general economic or industrial growth, there are several macro trends highlighting the importance of boron, SOP and other mineral compounds that the Company expects to produce, and support demand fundamentals going forward.

Global Push Toward Clean Energy

As a result of global industrial activity throughout the 20th and early part of the 21st century, carbon dioxide and greenhouse gas levels have risen significantly. Climate scientists have conducted extensive environmental monitoring and have determined that human-driven emissions are directly contributing to rising temperatures which is exacerbating issues around weather instability, changing precipitation patterns, global warming, and rising sea levels. Along with companies, cities, and financial institutions, more than 130 countries across the globe have now set or are considering a target of reducing emissions to net zero by 2050 or sooner. While net zero is a critical long-term goal, steep emissions cuts—especially by the world’s largest greenhouse-gas emitters, China, the United States, and the European Union—are imperative in the next five to ten years to prevent exacerbated global warming and safeguard a livable climate. Furthermore, at the 26th Conference of the Parties to the United Nations Framework Convention on Climate Change (“COP26”) held in November 2021, many nations expressed their commitment to keeping global warming below a 1.5oC increase, which is necessary to moderate the impacts of severe climate change.

According to the United States Environmental Protection Agency (“EPA”), 25% of all U.S. greenhouse gas emissions were generated from electricity generation, with a further 29% from transportation and 23% from industrial activities. Further, approximately 62% of all electricity in the United States comes from burning fossil fuels, mostly coal and natural gas. Many states have adopted net zero emission targets and have been aggressively pursuing installations of renewable energy infrastructure through their renewable portfolio standard targets. The Biden administration’s $1 trillion infrastructure bill passed in November 2021 earmarked $73 billion for power infrastructure, with a significant portion to be allocated towards renewable energy infrastructure.

As a result of significant investments in solar, wind and other forms of renewable energy, installation and maintenance costs are forecasted to decline materially and support widespread adoption. According to the EIA, the mid-case capital cost per kilowatt for developing onshore wind, offshore wind and utility scale solar photovoltaic capacity are forecasted to decline 30%, 57%, and 53%, respectively, between 2019 and 2050. Accordingly, renewable energy infrastructure is expected to contribute 26% to 50% of all electricity generation in the United States by 2050. Furthermore, according to IRENA’s Planned Energy Scenario, renewable energy share in total final energy consumption is expected to grow to 17% by 2030, and to 25% by 2050.

Boron is strategically positioned to benefit from investments in renewable forms of energy generation given its prevalence in the construction and maintenance of energy infrastructure. Solar and wind energy depend on strong, durable materials consisting of boron compounds. In solar thermal heating applications, borosilicate glass enables the focus and capturing of solar energy. Textile fiberglass made with borate-based compounds is essential to the creation of wind turbines, drivetrains and blades, while high-power boron-based magnets are used in turbine generator systems. Boron supports the strengthening of polymers and other construction materials used in a wide range of supporting infrastructure. Borates have the ability to capture thermal neutrons resulting from the fission reaction of uranium nuclear fuel, which makes them an essential ingredient in the control and safety of nuclear reactors and control rods.

Electric Vehicles Becoming Mainstream

According to the International Energy Agency (“IEA”), the global electric vehicle stock is expected to grow at a CAGR of nearly 30% from 2020 to 2030, from 11 million units to almost 145 million units under the Stated Policies Scenario (reflecting existing policies, ambitions, targets, and legislation as of 2021). Similarly, the outlook in the United States is also expected to improve with 2030 EV stock expected to reach 15% market share for light duty vehicles, 20% for buses and 7% for trucks under the Stated Policies Scenario. New legislation has the potential to accelerate adoption across the globe. The primary drivers of forecasted growth in EV sales are expected to be favorable due to government policies and restrictions on combustion engine sales, widespread product introductions by OEMs, the build out of necessary charging infrastructure, and increasing consumer adoption as acquisition and ownership costs decline.

Governments have taken a multi-pronged approach to encourage investments in EVs. Incentives and other subsidies have spurred additional research and development for OEMs, which has led to a steady decline in the cost of battery technology, electric motors, and other key components. Rebates for consumers on EVs have also reduced the upfront cost to purchase EVs, making them more competitive with traditional combustion engine vehicles. Countries across Asia, North America and Europe have publicly announced targets to phase out combustion engine sales and promote EVs.

In response to evolving government policy and requirements, research incentive programs, and greater customer demand, many OEMs have announced their own targets to expand EV penetration across their vehicle fleets with a significant number of product introductions expected during the next five to ten years.

Source: International Energy Agency Global EV Outlook 2021

A major factor driving the amount and velocity of EV adoption is the relative competitiveness versus combustion engine vehicles across a number of metrics including upfront purchase cost, cost of ongoing maintenance, range and simplicity. OEMs have been investing in research and development to improve the energy storage capacity, reduce weight and enhance overall performance in order to make EVs more competitive.

Boron and lithium are both strategic elements in the construction of electric vehicles. Neodymium ferro boron magnets are the most powerful commercial magnets available and are used to build permanent magnets (also known as neodymium magnets, or NdFeB) which are used in the overall EV powertrain system. The small size, light weight, strong torque density and overall efficiency of permanent magnet motors relative to induction motors make them a highly attractive alternative in hybrid electric vehicles and EVs, as they enable strong attributes around acceleration, reduced vehicle weight, and enable greater vehicle range. Lithium is a key element in current battery technology that supports a significant percentage of global EV manufacturing. Over the next decade, EVs and battery electric vehicles are expected to become the dominant users of lithium carbonate and battery-grade lithium hydroxide compounds, along with consumer electronics and ceramic applications.

National Security Interests

New uses of boron have emerged which are critical to national security along with decarbonization. In addition to permanent magnets, military vehicles, protective armor, pharmaceuticals, and semi-conductors fall within the boron compound supply chain. In June 2021, President Biden’s administration announced a supply chain disruptions task force to address short-term supply chain discontinuities with a focus to secure end-to-end domestic supply chain for advanced batteries and invest in sustainable domestic and international production and processing of critical materials. Classified as a strategic mineral according to the DLA, the European Union included borates on their list of critical raw materials in 2020. In October 2020, the DLA released annual materials for acquisition and boron carbide, a down-stream compound, was on the list.

Intersection of Population Growth and Climate Change: The Food Security Challenge

As the effects of climate change and weather unpredictability become more pronounced, the complex global food system will be under ever greater threat as it struggles to meet the demands of a growing population. According to the Center for Strategic & International Studies (“CSIS”), more than 800 million people globally—one in nine—were undernourished and experienced moderate to frequent food insecurity or had a food supply that was compromised from a quantity or nourishment perspective. Concurrently, over two billion people around the world are overweight or obese, with one billion suffering from micro-nutrient deficiencies. According to the United Nations, by 2050, the global population is expected to reach 9.7 billion, an increase of over 20% from 2020 levels. As populations continue to grow, the integrity of food supply chains will continue to be tested.

While the millions of acres of industrial cropland have benefited over the 20th century from improved farming techniques and the deployment of mechanical means of cultivation to grow the absolute quantity of food production, the global food supply chain is still highly reliant on natural rainfall and water to support crops, and highly exposed to climate change. Climate change impacts on agriculture vary considerably by geography, but climate change has been linked to reductions in nutritional quality in plants due to both macro and micronutrient deficiencies, increases in soil salinity, and increases in agricultural pests and diseases. Increasing temperatures and rainfall variability directly contribute to reductions in crop yields, and if severe enough can cause outright crop failure. According to CSIS, every 1oC rise in mean temperature causes a 10% decline in crop yield (in equatorial tropics).

According to the Food and Agriculture Organization (“FAO”) at the United Nations, between 12% and 39% of the world’s land surface is expected to develop novel climates by 2100 as a result of climate change. Further, 40% of total land area globally is used for agricultural production and consumes more than 70% of all freshwater withdrawals putting pressure on already scarce water supplies. According to the Intergovernmental Panel on Climate Change (“IPCC”), by 2050, more than 70% of global crop production is expected to experience yield declines, with more than 40% of productive land realizing severe yield reductions of more than 10%.

Boron and SOP are both highly effective minerals to reverse crop yield declines and preserve the integrity of global food chains. Boron is one of eight essential micro-nutrients or trace elements required by plants. Micro-nutrients like boron serve to increase crop yields by promoting flower production, increasing cell wall integrity and structure, improving photosynthesis, and promoting lateral root development. Key crops with boron sensitivity include rice, potatoes, corn cabbage, and cauliflower, among others. Many global fertilizer firms are developing specialty boron-based fertilizers to improve nutrient uptake, and these are being sold at attractive prices. Sulphur is a key secondary macro nutrient while potassium is an essential mineral found in many plant-based foods consumed by humans. In many parts of the world, agricultural soils are gradually becoming depleted of potash due to years of intensive farming and repeated nutrient removal during harvest. As a result, many fields now require regular inputs of potash and sulphur via fertilizers to maintain productivity and prevent yield declines and crop failure.

Demand for Boron, SOP and Other Mineral Compounds

Balanced Boron Demand Growth from Industrial, Green Energy Infrastructure and Agricultural Uses

According to Merchant Research & Consulting Ltd., the global market for boron compounds has demonstrated consistent growth, with production for boron minerals expected to increase to 6.6 million tonnes by 2030. More balanced longer-term demand growth is expected due to increased usage of borates to support multiple markets enabling global decarbonization, including permanent magnets for electric drive trains, green energy generation and infrastructure, energy storage, energy efficiency (high-tech fiberglass insulation), and high-grade fertilizers. Further research and development could also spur further pockets of demand for borates and increase aggregate demand over time. While China represents the world’s largest end market for consumption of boron-based minerals and derivatives, it possesses minimal low-grade resources and imports of boron are expected to grow accordingly.

Fertilizer Usage Expected to Drive Demand for Sulphate of Potash

U.S. SOP volumes have grown at an annual rate of 2.5% since 2014 and have experienced growth in recent years as the SOP market has stabilized and commodity markets have improved. Four U.S. states (California, Idaho, Washington, and Wisconsin) account for over 60% of U.S. SOP consumption and there is the potential for further demand growth, in the event of chronic weather instability and nutrient deficiency, as a result of climate change causing disruptions to the global food chain. The majority of the world is materially underapplying SOP relative to its chloride-sensitive crop planted area.

Supply Fundamentals for Borates and SOP

Notwithstanding its prevalent use, global access to mined boron is rare. Boron doesn’t occur in nature in its element state, but instead combines with oxygen and other elements to form boric acid, or inorganic salts called borates. Borates occur only in very rare geological settings, requiring the interaction of a former in-land evaporated water body, seismic fault line and distinct volcanic activity. Borate deposits are typically classified as colemanite, borax (tincal), kernite, and ulexite. Colemanite typically has the highest concentrations of boric acid and is primarily found in California and Turkey.

As a result of the unique geological settings required, there are only four regions across the globe where active extraction operations exist including Turkey, the Mojave Desert of the United States, the Alpide belt in Southern Asia, and the Andean belt in South America. The world’s two largest producers of borates are Eti Maden, a state-owned enterprise in Turkey, and RTB, which operates a boron mine in the Mojave Desert less than 100 miles from Fort Cady. These two producers provide over 85% of global borate supply while the remainder of supply is provided by smaller operations across Asia and South America. Eti Maden and RTB maintain integrated operations, spanning from extraction and processing to downstream refined borate production.

This supply dynamic creates significant supply concentration risk and creates opportunities for new operations to help further diversify global supply.

Source: US ITC Dataweb

Due to various factors including geopolitical risk, resource quality, supply chain and market access, and regional infrastructure, we believe the U.S.-based resources such as Fort Cady maintain a unique strategic and cost competitive advantage. Based on the latest feasibility study for the Project, the Company expects operating costs to benchmark favorably against production from China and South America, and competitively against those observed at RTB’s nearby asset given the significant by-product credits realized from the sale of SOP, HCl and gypsum.

China is the world’s largest end market for SOP production and is mostly supplied from internal producers making the country largely self-reliant. Compass Minerals harvests and refines brines from the Great Salt Lake in Utah, which does not satisfy the total U.S. demand. As a result of the relatively limited supply and its location relative to the large Californian market, the Company believes it is strategically positioned to be an important player in the domestic SOP market.

Total Demand and Supply Fundamentals for Boron and SOP

There are very few substitutes for borates, especially in high-end applications for energy infrastructure, EVs and the ever-important market of agriculture. In the absence of boron resources across Asian countries, growing demand for glass and ceramics are expected to lead to increasing demand from global producers in Turkey and the United States. While it is expected that China will continue to be a key market for growth, material demand is also expected from the United States. Due to its commercial importance, the United States is taking action to secure domestic sources of key minerals supply and the Company’s goal is to be well positioned to answer these demands with high quality supply. In February 2021, in an effort to ensure that the U.S. is not reliant on other countries such as China, President Biden signed an executive order requiring the United States government to review supply chains for critical minerals and other identified strategic materials. This executive order calls for a review of a broader set of U.S. supply chains covering the defense, health care, information technology, energy, transportation, and agriculture sectors. With strong demand growth and an absence of major announced capacity or production output increases from Eti Maden or RTB, a material supply gap is emerging.

SOP remains a high value specialty fertilizer that is used where crops have a sensitivity to chlorides or in areas where there is minimal rainfall. California’s climate and high level of crop production of almonds, fruits and vegetables account for a meaningful amount of the total U.S. market. The Western United States is currently in a prolonged mega drought, with a severe lack of rainfall impacting traditional agriculture and making high quality fertilizers more important to maintain key nutrients yields, creating a need for domestic and North American supply alternatives.

Business Overview

Corporate History

ABR, the former parent company of the Company, was incorporated in October 2016 for the purpose of acquiring the rights in the Project located in the eastern part of the Mojave Desert region of San Bernardino County, California from Atlas Precious Metals, Inc. The acquisition of the Project was completed in May 2017 and ABR’s ordinary shares were subsequently admitted for official quotation on the ASX in July 2017.

The Company was incorporated in the State of Delaware on September 23, 2021, as a wholly-owned subsidiary of ABR for the purposes of effecting the Reorganization. Our principal executive offices are located at 19500 State Highway 249, Suite 125, Houston, Texas, and our telephone number is (442) 292-2120. Additional information can be found on our website address: http:/www.5eadvancedmaterials.com. Information contained on the website does not constitute part of this Registration Statement. The Company has included its website address in this Registration Statement solely as an inactive textual reference.

Prior to the effectiveness of this Registration Statement, the Company will receive all of the issued and outstanding shares of ABR pursuant to a statutory Scheme of Arrangement under Australian law under Part 5.1 of the Corporations Act. The Scheme was approved by ABR’s shareholders at a general meeting of shareholders held on December 3, 2021. Following shareholder approval, the Scheme was approved by the Federal Court of Australia on February     , 2022.

As soon as practicable after completion of the Scheme, the Company intends to list its Common Stock on Nasdaq under the symbol “FEAM” and de-list ABR from the ASX.

Pursuant to the Reorganization, the Company will issue to the shareholders of ABR either one share of the Company’s Common Stock for every ten ordinary shares of ABR or one CHESS Depositary Interest over the Company’s Common Stock (a “CDI”) for every one ordinary share of ABR, in each case, as held on the Scheme record date. Eligible shareholders of ABR (those whose residence at the record date of the Scheme is in Australia, New Zealand, Canada, Hong Kong, Ireland, Papua New Guinea, Singapore, Malaysia, Thailand, or the United States) will receive CDIs by default. In order to receive Common Stock, eligible shareholders must complete and submit an election form to ABR’s registry no later than 5:00 pm (AEDT) on March 2, 2022. Ineligible shareholders will not receive CDIs or shares of Common Stock but will instead receive the proceeds from the sale of the CDIs to which they would otherwise be entitled by a broker appointed by ABR. The appointed broker will sell the CDIs in accordance with the terms of a sale facility agreement and will remit the proceeds to ineligible shareholders. Additionally, the Company will cancel each of the outstanding options to acquire ordinary shares of ABR and issue replacement options representing the right to acquire shares of the Company’s Common Stock on the basis of one replacement option for every ten existing ABR options held. The Company will maintain an ASX listing for its CDIs, with each CDI representing 1/10th of a share of Common Stock. Holders of CDIs will be able to trade their CDIs on the ASX after implementation of the Scheme and holders of shares of the Company’s Common Stock will be able to trade their shares on Nasdaq.

Following completion of the Reorganization, ABR’s ordinary shares will be de-listed from the ASX and ABR will become a wholly-owned subsidiary of the Company.

Overview of 5E Advanced Materials, Inc.

The Company’s goal is to become a vertically integrated global leader in boron specialty advanced materials with a focus on enabling decarbonization. The Company is classified as an “exploration stage issuer,” in the business of acquiring and developing mineral properties that may contain recoverable deposits of boron in the form of boric acid (H3BO3), lithium in the form of lithium carbonate (LiCO3) and potential by-products of sulphate of potash (K2SO4), gypsum and hydrochloric acid (“HCl”). There are currently a very limited number of domestic U.S. suppliers of borates and SOP, and we plan on developing connections and supply chain capabilities to export our products globally.

The Company holds 100% of the rights in the Project through the Company’s wholly-owned subsidiary, Fort Cady (California) Corporation (“FCCC”). The Project is a rare and large colemanite borate deposit and is the largest known global deposit of colemanite not owned by the Turkish Government controlled entity, Eti Maden. Colemanite is a hydrated calcium borate mineral found in evaporite deposits. The deposit hosts a mineral resource where borate specialty materials, boric acid, lithium carbonate and SOP by-product can potentially be produced for the global market.

To date, the Company has invested over $50 million of its own capital in the Project, including license acquisition, permitting activities, drilling and resource estimation, well-testing, metallurgical testing, feasibility studies, pilot plant infrastructure and substantial small-scale commercial operations and test works. The Project has secured a critical Underground Injection Control permit with the EPA, as well as the necessary air permits required for commercial mining operations. The Company is developing the Project in a phased approach, with a smaller scale boron facility being developed to include a solution mine, boron processing plant and specialty production (“SSBF”). The Company expects that the SSBF will integrate mining operations and chemical plant operations, which will facilitate customer qualification and downstream specialty product development. The facility is expected to remain as a permanent asset on the Project site that can be leveraged for continual process innovation, operational efficiency and product refinement. The Company is currently evaluating the preferred development plan for the full scale-up of operations and expects the SSBF, along with further dissolution testing to refine recovery rates, will assist in determining the economic recoverability of mineral resources for the Project in a bankable feasibility study (“BFS”).

The Company anticipates the proposed mining operation will include the phased construction and operation of a boric acid solution mine and a processing facility with the anticipated capability of eventually producing more than 400,000 tons per annum of boric acid equivalent boron specialty products and meaningful production of lithium carbonate, SOP and gypsum, for a projected life of mine of over 20 years. Synergies exist between the production of boric acid, lithium and SOP, including the production of boron-rich fertilizers, glass, batteries and the potential ability for the Company to capitalize on the generation of the by-products of HCl and gypsum produced during SOP manufacturing. HCl is a key input and reagent used for leaching in the proposed boric acid mine solution. The Company expects that boron specialty products, boric acid, SOP, lithium, gypsum and HCl will be transported in bulk by road or railroad to domestic consumers or to the ports in Los Angeles for export. As part of its feasibility work, the Company has designed an efficient process to maximize extraction, limit the facilities environmental footprint and help ensure sustainability and efficiency across the production lifecycle.

The Project and proposed operation are located in an area with existing sealed roads, a gas pipeline, rail line and power lines. The Company has obtained the key mining, land use and environmental permits for the construction and operation of Phase 1 of the Project (90,000 tons per annum of boric acid), including the Environmental Impact Statement (“EIS”) and Environmental Impact Report for commercial-scale operations, the Air Quality permit (valid through to 270,000 tons per annum of boric acid and 80,000 tons per annum of SOP), the Water Quality permit, the Mining and Reclamation permit and the Underground Injection Control permit, which each remain active and in good standing. Modifications to the Company’s Plan of Operations and certain permits will be required to extend operations beyond Phase 1. It is expected that Phase 2 and Phase 3 of the Project will be advanced as addendums to the existing permits, as needed. Additional permitting that will likely be required for the Project includes (i) a financial assurance cost estimate (a surface disturbance bond) will need to be updated for all new equipment, buildings and ground disturbance, (ii) filing and identification of the chemical inventory, (iii) an EPA ID will be requested when waste streams have been finalized, and (iv) building permits from San Bernardino County must be obtained prior to construction. In July 2021, the Company purchased an exploration target and an additional three parcels of land and associated mineral rights in the south-eastern section of the Fort Cady deposit.

In addition to the Project, the Company has an earn-in agreement to acquire a 100% interest in the Salt Wells North project area and the Salt Wells South project area (together, the “Salt Wells Projects”) in the State of Nevada on the incurrence of $3 million in expenditures attributed to the Salt Wells Projects (the “Earn-in Agreement”). In July 2020, the Company renegotiated the Earn-in Agreement expenditure requirements at the Salt Wells Projects. Under the renegotiated Earn-in Agreement, the Company has made funding commitments of $100,000 in fiscal year 2021, $300,000 in fiscal year 2022, $600,000 in fiscal year 2023, $800,000 in fiscal year 2024 and $1,200,000 in fiscal year 2025.

Business Strengths and Key Highlights

Strategically Positioned to Benefit from Substantial Demand Growth as Decarbonization Efforts Intensify

We are currently developing a mineral resource of high-quality borates and other key mineral compounds such as SOP, lithium, HCl and gypsum that are positioned as inputs into key technologies and industries that directly address climate change and support decarbonization, including clean energy infrastructure, electric vehicles, and high-quality fertilizers, among others. Growth in the demand for end use applications like solar and wind energy infrastructure, neodymium-ferro-boron magnets, and lithium-ion batteries is expected to directly impact the need for borates and other advanced materials that the Company plans to produce. We believe the size and quality of the Company’s Fort Cady resource also positions the Company as a long-term supplier.

Expected Low Cost Operations with Plans and Capabilities to Significantly Expand Capacity

The Fort Cady deposit is a rare and large colemanite borate deposit and is the largest known deposit of colemanite outside of Turkey. Effective October 15, 2021, a mineral resources estimate prepared for the Company determined that there were an estimated combined 97.55 million tons of Measured Mineral Resource plus Indicated Mineral Resource at Fort Cady, with a grade of 6.53% for boron oxide (B2O3) and 324 parts per million for lithium. The mineral resource estimate also identified 11.43 million tons of Inferred Mineral Resource with a grade of 6.40% boron oxide and 324 parts per million for lithium. Across the three mineral resource categories there is an estimated 108.98 million tons grading 6.52% for boron oxide and 324 parts per million for lithium. The estimated total contained mineral resource (Regulation S-K 1300 compliant) across all resource categories equals 12.62 million tons of boric acid equivalent.

In February 2021, the Company provided a multi-phased approach to project development envisioning the following phases:

•	Phase 1 A: 9,000 tons per annum (“pa”) of boric acid with 20,000 tons pa of SOP;

•	Phase 1 B: Additional 60,000 tons pa of SOP;

•	Phase 1 C: Additional 81,000 tons pa of boric acid;

•	Phase 2: Additional 180,000 tons pa of boric acid with an additional 160,000 tons pa of SOP;

•	Phase 3: Additional 180,000 tons pa of boric acid with an additional 160,000 tons pa of SOP; and

•	End of Phase 3 total production: 450,000 tons pa of boric acid with 400,000 tons pa of SOP.

The Company retains optionality in Project design to modify the development plan to bring forward production as market dynamics evolve. As a result of the designed processing and extraction process, additional by-products of marketable SOP, HCl and gypsum will also help to reduce the overall cost profile of the asset. The Company continues to advance exploration and resource definition efforts as part of the work relating to the preparation of a BFS which may impact the overall project phasing and output.

Attractive Geographic Location with Market Access and Favorable Operating Backdrop

The Company seeks to be a global supplier of boron specialty advanced materials. As a result of the United States taking action to secure domestic sources of key minerals supply, the Company believes that it has an opportunity to satisfy this demand, which may assist in supporting a constructive and positive regulatory and operating environment. The U.S. is known as a stable market in which to conduct business and the Company’s goal is to supply customers that are currently sourcing second, third and fourth derivative boron products from outside North America, with the hope of being viewed as an attractive commercial partner and key U.S. alternative supplier of choice. Given global supply challenges and the current duopoly between Eti Maden and RTB, the Company believes that it can help support a diversification of global borates supply.

Locations of the Most Significant Boron Discoveries in the World

Proven Management Team with Deep Project Execution, Operational and Leadership Capabilities

Our management team is led by our Chief Executive Officer, Henri Tausch, who has over 30 years of international experience developing and growing businesses in mature and emerging regions, and in leading the development of complex projects and services in various industries across mining, power generation, refining, distribution, and chemicals. Henri’s prior roles included Chief Operating Officer of Shawcor, a global infrastructure and energy technology services company, and Vice President and Global Business Leader for Honeywell’s Field Solutions Business.

The senior leadership team also includes Dr. Dinakar Gnanamgari (Chief Commercial Officer and Chief Technical Officer), Tyson Hall (Chief Operating Officer), Paul Weibel (Chief Financial Officer), Chanson Pipitone (Senior Vice President, Head of Corporate Development and Investor Relations), and Chantel Jordan (Senior Vice President, General Counsel, Secretary and Chief People Officer). Both Tyson Hall and Dr. Dinakar Gnanamgari bring a wealth of project delivery, operations, and executive leadership experience, and were instrumental in building Albemarle into a global specialty chemicals business. Dr. Dinakar Gnanamgari’s previous roles include Global Vice President of Lithium Specialties at Albemarle Corporation and other roles within FMC Corporation. Previously, Tyson Hall served as the head of multiple business units within Pilgrim’s Pride Corporation and was the Global Business Director of Performance Materials for Albemarle Corporation from February 2015 to February 2016. Paul Weibel is a licensed U.S. CPA having previously worked for PricewaterhouseCoopers and most recently served as controller and head of operations for Blue Horizon Capital and Genlith Inc. Chanson Pipitone most recently was a Portfolio Manager and Senior Investment Professional at Salient Partners, L.P. and Center Coast Capital Advisors, LP (now Brookfield Asset Management Inc.). As an investment professional, Chanson Pipitone allocated over $10 billion in capital and handled multiple private equity and project finance transactions. Chantel Jordan brings all-round legal and strategic advisor experience, having previous responsibilities as assistant general counsel and assistant corporate secretary for American Bureau of Shipping and was an associate at Polsinelli P.C. Chantel is a member of the state bar of Texas and Missouri and holds a Juris Doctor degree from the University of Notre Dame Law School.

Our Strategy

Develop the Fort Cady Asset and Seek to Become an Important Global Supplier of Borates and Other Minerals

The main objective of the Company is to continue developing the Project and position it for commercial production of boric acid, SOP and other mineral compounds. The BFS, which the Company is progressing, will help in determining the optimal economic recoverability of the mineral resources for the Project and help in the planning for a preferred development and scale-up of operations. Once the asset is fully operational, the Company believes that Fort Cady can be a long-term supplier.

Develop Commercial Partnerships to Expand High-Performance Borate Product Capabilities

The Company is seeking to become a vertically integrated global leader in boron specialty advanced materials, and an important supplier to its commercial partners developing high-performance downstream applications in the areas of clean energy infrastructure, electric transportation, and high-grade fertilizers among other end uses. Commercial partnerships are expected to be a key element of embedding the Company within global supply chains and positioning it as an essential supplier of refined borates, SOP and other mineral compounds. As we work with customers to understand their evolving needs, we plan on improving our own abilities to adapt the properties of our products, whether physical or chemical, to meet those needs. This may require us to invest in and potentially acquire new capabilities, hire people or acquire new technical resources.

Diversify Sources of Supply and Expand the Overall Asset Holdings

While the Company is developing the Fort Cady asset, the long-term objective is to develop a sustainable, globally recognized boron specialty products and advanced materials business. We have an earn-in agreement to acquire a 100% interest in the Salt Wells Projects which have the potential to serve as a second pillar of high-quality borates and lithium supply to the Company. We plan on assessing new resources that offer the potential to provide alternative sources of borates or other essential mineral compounds and would look to invest in developing such resources where it makes sense to do so.

Invest in Our People

Our business requires that we seek to hire and retain some of the best scientists, engineers, and technical chemical and mining individuals in the industry to be successful. We plan on investing in our people through training and development with a goal of employing and retaining some of the best talent available in the industry.

Competition

The mining industry is highly competitive. The Company will be competing predominantly with three large mining companies, all of which have far greater resources available to them than the Company is likely to have when it commences operations. The Company, therefore, may be at a significant disadvantage in the course of obtaining materials, supplies, labor and equipment from time to time. Additionally, the Company is, and will continue to be, an insignificant participant in the business of mining exploration and development for the foreseeable future.

The two largest competitors in the production of boric acid are RTB and Eti Maden, which is owned by the Turkish Government. Together they supply approximately 85% of global boron demand which has led to a global duopoly. Eti Maden alone supplies over 60% of the world’s demand.

Customers

Because the Company has not yet begun production of mineral products, the Company currently does not have any binding supply agreements with customers.

In May 2021, ABR entered into a non-binding letter of intent with Compass Minerals America Inc. (“Compass Minerals”), a subsidiary of NYSE-listed Compass Minerals, Inc., to progress negotiations with respect to Compass Minerals taking responsibility for the sales and marketing of SOP from the Company’s operations.

In September 2021, ABR entered into a non-binding letter of intent with Borman Specialty Materials. Under the terms of the letter of intent, the parties agreed to work together towards a binding agreement for the supply of boric acid and other boron specialty advanced materials, which will be used to manufacture products with critical applications for future facing global markets, including the semi-conductor, life sciences, aerospace, military and automotive markets.

In parallel with ongoing test works, the Company plans to explore options to sell by-product gypsum into the Californian gypsum market.

Governmental Regulation

The Company is subject to numerous and extensive federal, state and local laws, regulations, permits and other legal requirements applicable to the mining and mineral processing industry, including those pertaining to employee health and safety, air emissions, water usage, wastewater and stormwater discharges, air quality standards, greenhouse gas emissions, waste management, plant and wildlife protection, handling and disposal of hazardous and radioactive substances, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, the discharge of materials into the environment and groundwater quality and availability. The Company’s business may be affected in varying degrees by government regulation such as restrictions on production, price controls, tax increases, expropriation of property, environmental and pollution controls or changes in conditions under which minerals may be marketed. An excess supply of certain minerals may exist from time to time due to lack of markets, restrictions on exports, and numerous factors beyond our control. These factors include market fluctuations and government regulations relating to prices, taxes, royalties, allowable production and importing and exporting minerals. These laws, regulations, permits and legal requirements have had, and will continue to have, a significant effect on the Company’s results of operations, earnings and competitive position.

Federal legislation and implementing regulations adopted and administered by the Environmental Protection Agency, the Forest Service, the Bureau of Land Management, the Fish and Wildlife Service, the Army Corps of Engineers and other agencies, including legislation such as the federal Clean Water Act (“CWA”), the Safe Drinking Water Act (“SDWA”), the Clean Air Act, as amended (“CAA”), the National Environmental Policy Act (“NEPA”), the Endangered Species Act, the National Forest Management Act, the Wilderness Act, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and the Resource Conservation and Recovery Act (“RCRA”), have a direct bearing on domestic mining operations. These federal initiatives are often administered and enforced through state agencies operating under parallel state statutes and regulations.

CERCLA, and comparable state statutes, impose strict, joint and several liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring clean-up actions, demands for reimbursement for government-incurred clean-up costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The RCRA, and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.

CAA restricts the emission of air pollutants from many sources, including mining and processing activities. Any future mining operations by the Company may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring and/or control requirements under the CAA and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the rules.

NEPA requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an EIS. The EPA, other federal agencies, and any interested third parties will review and comment on the scoping of the EIS and the adequacy of and findings set forth in the draft and final EIS. This process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project.

The CWA, and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA regulates storm water mining facilities and requires a storm water discharge permit for certain activities. Such permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

The SDWA and the Underground Injection Control (“UIC”) program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations and/or contamination of groundwater by mining related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SWDA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

The Federal Land Policy Management Act (the “FLPMA”) governs the way in which public lands administered by the U.S. Bureau of Land Management are managed. The General Mining Law of 1872 and the FLPMA authorize U.S. citizens to locate mining claims on federal lands open to mineral entry. Borate is a locatable mineral. Locatable mineral deposits within mining claims may be developed, extracted and processed under a Plan of Operations. The National Environmental Policy Act requires a review of all projects proposed to occur on public lands.

The Federal Mine Safety and Health Act of 1977 (the “Mine Act”), as amended by the Mine Improvement and New Emergency Response Act of 2006 (“MINER Act”), and the regulations adopted by the California Occupational Safety and Health Administration, impose stringent health and safety standards on numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations and other matters. The regulations enacted under the Mine Act and MINER Act, as well as under similar state laws, are routinely expanded or made more stringent, raising compliance costs and increasing potential liability. At this time, it is not possible to predict the full effect that new or proposed statutes, regulations and policies will have on the Company’s operating costs, but any expansion of existing regulations, or making such regulations more stringent may have a negative impact on the profitability of the operations.

When operational, the Project will be required to maintain a comprehensive safety program. Employees and contractors will be required to complete initial training, as well as attend annual refresher sessions, which cover potential hazards that may be present at the facility. Workers at the mine will be entitled to compensation for any work-related injuries. The State of California may consider changes in workers’ compensation laws from time-to-time. The Company’s costs will vary based on the number of accidents that occur at the Project and the costs of addressing such claims. The Company will be required to maintain insurance under various state workers’ compensation programs under the statutory limits for the operations at Fort Cady and the offices in California.

The Company generally will be required to mitigate long-term environmental impacts by stabilizing, contouring, re-sloping and revegetating various portions of a site after mining and mineral processing operations are completed. Comprehensive environmental protection and reclamation standards must be met during the course of, and upon completion of, mining activities, and any failure to meet such standards may subject us to fines, penalties or other sanctions. Reclamation efforts would be conducted in accordance with detailed plans, which must be reviewed and approved by the appropriate regulatory agencies. As soon as the Company has a mining operation, it will be required to arrange and pledge certificates of deposits and/or surety bonds for reclamation with the state regulatory agencies. At this time, a land disturbance bond for $307,301 is in place with the County of San Bernardino and a $776,650 certificate of deposit is held for EPA reclamation.

The Company’s San Bernardino County, California conditional use permit, approved mining plan, reclamation plan and other state laws and regulations establish operational, reclamation and closure standards for all aspects of the solution mining operations. In addition, the Company must provide financial assurances to secure the performance of these reclamation obligations. To satisfy these financial assurance requirements, the Company has historically provided certificates of deposit. The Company expects to move to obtaining surety bonds, which are renewable on an annual basis.

The Company may be required to obtain new permits and permit modifications, including air, construction and occupancy permits issued by San Bernardino County, California government, to complete our development plans. To obtain, maintain and renew these and other environmental permits and perform any required monitoring activities, the Company may be required to conduct environmental studies and collect and present to governmental authorities data pertaining to the potential impact that the current development plan or future operations may have upon the environment.

Environmental, mining, safety and other laws and regulations continue to evolve which may require the Company to meet stricter standards and give rise to greater enforcement, result in increased fines and penalties for noncompliance, and result in a heightened degree of responsibility for companies and their officers, directors and employees. Future laws, regulations, permits or legal requirements, as well as the interpretation or enforcement of existing requirements, may require substantial increases in capital or operating costs to achieve and maintain compliance or otherwise delay, limit or prohibit our development plans and future operations, or other restrictions upon, our development plans or future operations or result in the imposition of fines and penalties for failure to comply.

Complying with these regulations is complicated and requires significant attention and resources. The Company’s employees have a significant amount of experience working with various federal, state and local authorities to address compliance with such laws, regulations and permits. However, the Company cannot be sure that at all times it has been or will be in compliance with such requirements. The Company expects to continue to incur significant sums for ongoing regulatory expenditures, including salaries, and the costs for monitoring, compliance, remediation, reporting, pollution control equipment and permitting. In addition, the Company plans to invest significant capital to develop infrastructure to ensure it operates in a safe and environmentally sustainable manner.

The Company is not aware of any probable government regulations that would materially impact the Company at this time, however there can be no assurance that regulations may not arise in the future that may have a negative effect on the Company’s results of operations, earnings and competitive position.

Dependence on Key Vendors, Suppliers and Global Supply Chain

Construction of an in-situ leaching mining operation and processing plant at the Project will require local resources of contractors, construction materials, energy resources, employees, and housing for employees. The Project has good access to I-40 which connects it to numerous sizable communities between Barstow and the greater Los Angeles area offering access to transportation, construction materials, labor, and housing. The Project currently has limited electrical service that is sufficient for mine office and storage facilities on site but will require an upgrade for plant and wellfield facilities. The Company is currently exploring options for upgrading electrical services to the Project. An electrical transmission corridor operated by SCE extends north-eastward through the eastern part of the Project. The Project has two water wells located nearby to support mining operations. Currently no natural gas connects to the Project, but the Company is negotiating services with two suppliers in the region with a gas transmission pipeline located proximal to the Project.

While the Company experienced no true shut down of development activities as a result of the pandemic nor were any employees required to work remotely, the effects of COVID-19 on supply chains have directly impacted the Company’s equipment procurement activities and continue to do so. Material extended lead times for numerous items have caused delays on anticipated start-up timeframes and the related price increases due to scarcity of supply have also affected Company.

Employees

As of December 31, 2021, the Company had nineteen full-time employees and one part-time employee. The Company expects to significantly increase the number of employees upon full production at the Project.

The Company uses the services of independent consultants and contractors to perform various professional services, including land acquisition, legal, environmental and tax services. In addition, the Company expects to utilize the services of independent contractors to perform geological, exploration and drilling operation services and independent third-party engineering firms to evaluate any resources or reserves.

Exploration

In July 2021, the Company purchased an additional three parcels of land adjacent to the Project, which will be an exploration target to support proposed resource expansion drilling activities. An exploration target is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tons and range of grade (or quality), relates to mineralization for which there has been insufficient exploration to estimate a mineral resource. The exploration target relates to the southeastern area outside the existing resource boundary of the Fort Cady deposit.

Seasonality

The Company has no properties that are subject to material restrictions on its operations due to seasonality. However, we note that given the Project’s location in the Mojave Desert, the Project site may be impacted by extreme heat in the summer season. In addition, the desert terrain of the Project does not adequately absorb water and is subject to flash flooding in the instance of significant rain.

Corporate Office

Our principal executive offices are located at 19500 State Highway 249, Suite 125, Houston, Texas. Our telephone number is +1 (442) 292 2120.

Public Information

You may read and copy reports we have filed with the SEC, for a copying fee, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room. The Company’s SEC filings will also be available free of charge by visiting the Company’s filing page on the SEC’s website at http://www.sec.gov.

ITEM 1A.	RISK FACTORS

An investment in the Company’s Common Stock involves a high degree of risks. You should consider carefully all the risk factors described below, the matters discussed above under “Cautionary Notice Regarding Forward-Looking Statements” and other information included and incorporated by reference in this Registration Statement, as well as in other reports and materials that we file with or furnish to the SEC. If any of the risks described below, or elsewhere in this Registration Statement or our other SEC filings, were to materialize, our business, financial condition, results of operations, cash flows and prospects could be materially adversely affected. In such case, the trading price of the Company’s Common Stock could decline, and investors could lose part or all of their investment. Additional risks and uncertainties not currently known to the Company or that it currently deems immaterial may also materially adversely affect our financial condition, results of operations and cash flows.

Risks Relating to Our Business

Our future performance is difficult to evaluate because we have a limited operating history in the borates industry and no sustained revenue from our properties, which may negatively impact our ability to achieve our business objectives.

Although the Fort Cady deposit was identified over 50 years ago and significant work has been undertaken to refine the resource estimate and development plan since that time, including by our immediate predecessor, ABR, which undertook significant development activities to develop the resource estimate and mine plan for Fort Cady, we have not realized any revenues to date from the sale of mineral products. To date, our operating cash flow needs have been financed primarily through equity financing and not through cash flows derived from our operations.

The Company does not currently have a market for any minerals that may be derived from its properties. As a result, its revenues are expected to be determined, to a large degree, by the success of the Company’s phased development of the Project and subsequent operating activities. The Company’s revenues will also be substantially impacted by the prevailing prices for boric acid, boron specialty products, lithium and SOP, to the extent that these products can be successfully extracted. At the present time, a recovery process for lithium has not been developed and will likely not be addressed until recovery of boric acid is operational. Furthermore, preliminary work regarding the recovery of SOP has been completed, but a determination has not been made as to whether SOP production will be included with initial production of boric acid. For the products that the Company successfully produces, market prices are dictated by supply and demand, and the Company cannot predict or control the price it will receive for boric acid, boron specialty products, lithium and SOP.

We were incorporated in September 2021, and we have only recently begun to implement our current business strategy. As a result, we have little historical financial and operating information available to help you evaluate our future financial and operating performance. Therefore, it is possible that actual costs may increase significantly, and economic returns may differ materially from our estimates. The Project may ultimately be less profitable than currently anticipated or may not be profitable at all, which could have a material adverse effect on the Company’s results of operations and financial position.

If we do not obtain additional financing and maintain sufficient funds to continue our ongoing operations, our business may be at risk or execution of our business plan may be delayed.

We have limited assets upon which to commence our business operations and to rely otherwise. As of December 31, 2021 and June 30, 2021, we had cash and cash equivalents of $53.7 million and $40.8 million, respectively. We have had recurring net losses from operations and an accumulated deficit of $61.2 million as at December 31, 2021 and $40.7 million as at June 30, 2021. Given our net losses and with only these funds, we will need to seek additional funds in the future through equity or debt financings, or strategic alliances with third parties, either alone or in combination with equity financings to complete our mining exploration initiative. Our business plan, which includes the phased development of the Project, has required and will continue to require substantial capital expenditures. We will require financing to fund our planned pre-production activities and will soon be required to raise additional capital in respect of continuing our mining exploration program, pre-production activities, including the SSBF, legal, operational set-up, general and administrative, marketing, employee salaries and other related expenses. Obtaining additional funding will be subject to various factors, including general market conditions, investor acceptance of our business plan, the status of our development program and ongoing results from our exploration efforts. These financings could result in substantial dilution to the holders of our common shares or require contractual or other restrictions on our operations or on alternatives that may be available to us. If we raise additional funds by issuing debt securities, these debt securities could impose significant restrictions on our operations. Any such required financing may not be available in amounts or on terms acceptable to us, and the failure to procure such required financing could have a material and adverse effect on our business, financial condition and results of operations, or threaten our ability to continue as a going concern.

We may not be able to acquire additional funds on acceptable terms, or at all. If we are unable to raise adequate funds, we may have to delay, reduce the scope of or eliminate some or all of our planned development activities or exploration programs. In the event additional capital resources are unavailable, we may be required to curtail our development activities or be forced to sell some of our properties in an untimely fashion or on less than favorable terms. We also may have to reduce the resources devoted to our mining efforts or cease operations. Any of these factors could harm our operating results. Our ability to raise capital will depend on many factors, including the status of our development program and the status of various capital and industry markets at the time we seek such capital. Accordingly, we cannot be certain that financing will be available to us on acceptable terms, if at all.

Until commercial production is achieved from the Project, we will continue to incur operating and investing net cash outflows associated with, among other things, developing the Project, maintaining our properties and undertaking ongoing exploration and optimization activities. As a result, we rely on access to capital markets as a source of funding for our capital and operating requirements. We require additional capital to fund our ongoing operations, define mineralization, conduct a bankable feasibility study and bring the Project into production, which will require funds for construction and working capital. We cannot assure you that such additional funding will be available to us on satisfactory terms, or at all, or that we will be successful in commencing commercial borates extraction, or that our sales projections will be realized.

In order to finance our current operations, and future capital needs, we will require additional funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, stockholders’ rights and the value of their investment in our CDIs and Common Stock could be reduced. Any additional equity financing will dilute stockholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on such debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of our CDIs and Common Stock, the market price of our CDIs and Common Stock could be negatively impacted.

If we are unable to obtain additional financing, as needed, on competitive terms, our ability to fund our current operations and implement our business plan and strategy will be affected, and we may be required to reduce the scope of our operations and scale back our development and mining programs. There is, however, no guarantee that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position.

Certain market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. Such market disruptions could result from:

•	adverse economic conditions;

•	adverse general capital market conditions;

•	poor performance or cyclical decline of the borates or mining industries in general;

•	bankruptcy or financial distress of unrelated companies or marketers engaged in the borates industry;

•	significant decrease in demand for borates; or

•	adverse regulatory actions that affect our development and construction plans or the use of borates generally.

We are an exploration stage company with no known reserves, and estimates of resources and mineralized material are inherently uncertain and subject to change, the volume and grade of ore actually recovered may vary from our estimates.

We are an exploration stage company, with no Proven or Probable Reserves. There can be no assurance that the Fort Cady deposit contains Proven and Probable Reserves as defined by SEC Regulation S-K 1300, or that even if such reserves are found, that we will be successful in economically recovering them. Investors should not assume that the mineral resource estimates described under “Item 3. Properties — Mineral Resource Estimate” will ever be extracted. While the discovery of mineralization may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Proven Mineral Reserves, to develop processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by us or any future development programs will result in a profitable commercial mining operation. There is no assurance that our mineral exploration activities will result in any discoveries of commercial quantities of boron. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Furthermore, development projects such as ours have no operating history upon which to base estimates of Proven and Probable Reserves and estimates of future cash operating costs. Estimates are, to a large extent, based upon the interpretation reserves and estimates of future cash operating costs. Estimates are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of minerals to be mined and processed estimates of cash operating costs based upon anticipated tonnage and grades of minerals to be mined and processed, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. In addition, mineral resource estimates prepared by different reserve professionals based upon the analysis of the same geologic data may vary significantly from each other based upon the subjective judgments included in such estimates. As a result, actual cash operating costs and economic returns based upon development of resources may differ significantly from those originally estimated. Moreover, significant decreases in actual or expected prices may mean reserves, once found, will be uneconomical to mine.

The Fort Cady deposit has had a significant amount of prior drilling and is the subject of at least three separate historic mineral resource estimates, including a 2018 initial feasibility study (the “Initial Study”) prepared for ABR and a second feasibility study (the “Second Study”), originally released in April 2020 and updated further in February 2021. None of the prior mineral resource estimates were Regulation S-K 1300 compliant. A Regulation S-K 1300 compliant Report was prepared by Millcreek in October 2021 which confirmed an estimated combined 97.55 million tons of Measured Mineral Resource plus Indicated Mineral Resource at the Project, with a grade of 6.53% for boron oxide and 324 parts per million for lithium as of October 15, 2021. At this time, the Millcreek report does not include any known proven or probable reserves and there is no bankable feasibility study. Additional expenditures are required to establish Mineral Reserves which are sufficient to commercially mine and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed. Any expenditures that we may make in the exploration of any mineral property may not result in the discovery of any commercially exploitable mineral deposits.

The mineral resource estimates stated in this Registration Statement and extracted from the Millcreek report represent the amount of boron oxide and lithium that the QP estimated, at October 15, 2021, could be economically and legally extracted or produced at the time of the mineral resource determination. There can be no assurance that our disclosed mineral resource estimates will be recovered and any material reductions in the quantity of mineral resources or the related grades or cost of production could have a material adverse effect on our business, financial condition or prospects. Estimates of resources and reserves are subject to considerable uncertainty, and the estimation of mineral resources is a subjective process. Such estimates are expressions of judgement based on knowledge, experience and industry practice at the time of the estimation and will be, to a large extent, based on the interpretations, which may be imprecise or which may later prove to be inaccurate, of geologic data obtained from drill holes and other exploration techniques and which may not necessarily be indicative of future results. Estimates made at a given time may change significantly in the future when new information becomes available. We expect that our estimates of resources will change to reflect updated information. Resource estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, significantly lower borate prices as a result of a decrease in commodity prices, increases in operating costs, reductions in metallurgical recovery or other modifying factors, and this could result in material write-downs of our investment in mining properties, goodwill and increased amortization, reclamation and closure charges. Such revisions may also render previously disclosed estimates of mineral resources uneconomical. We cannot assure that any particular level of recovery of borates or other minerals from discovered mineralization will in fact be commercially realized. The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time which a combination of careful evaluation, experience and knowledge of management may not eliminate.

The Company’s mineral resource estimate includes some land which is the subject of a mineral lease agreement with Elementis Specialties plc (“Elementis”). The Company has extended the mineral lease agreement with Elementis through July 1, 2022 and management is actively renegotiating a new mineral lease agreement. There is a risk that the mineral lease agreement may not be renegotiated or that the agreement may be renegotiated on terms that are less favorable to the Company. If the Elementis mineral lease agreement is not renegotiated or it is renegotiated on terms that are less favorable to the Company, it may have negative impact on our mineral resource estimate or on our future earnings and competitive position.

The Company is engaged in the business of exploring and developing mineral properties with the intention of locating economic deposits of minerals. Our property interests are at the pre-production stage. Accordingly, it is unlikely that we will realize profits in the short term, and we cannot assure you that we will realize profits in the medium to long term. Any profitability in the future from our business will be dependent upon development of an economic deposit of minerals and further exploration and development of other economic deposits of minerals, each of which is subject to numerous risk factors.

Producers use feasibility studies for undeveloped ore bodies to derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of minerals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating and capital cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years to commence production, during which time, the economic feasibility of production may change.

In addition, pre-production projects like the Project have no operating history upon which to base estimates of future operating costs and capital requirements. Exploration project items, such as any future estimates of reserves, mineral recoveries or cash operating costs will to a large extent be based upon the interpretation of geologic data, obtained from a limited number of drill holes and other sampling techniques, and future feasibility studies. Actual operating costs and economic returns of any and all exploration projects may materially differ from the costs and returns estimated, and accordingly our financial condition, results of operations, and cash flows may be negatively affected.

All of our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in commercial development.

All of our operations are at the exploration stage and there is no guarantee that any such activity will result in commercial production. Limited drilling has been conducted on our Project to date, which makes the extrapolation of a Regulation S-K 1300 compliant indicated or inferred resource to a Regulation S-K 1300 probable or proven reserve and to commercial viability impossible without further drilling and engineering. We intend to engage in that additional exploratory drilling and engineering upon completion of the SSBF, but we can provide no assurance of future success from our planned additional drilling program and engineering. The exploration for boron involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of the mineral may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish proven mineral reserves, to develop processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by us or any future development programs will result in a profitable commercial mining operation. There is no assurance that our mineral exploration activities will result in any discoveries of commercial quantities of boron. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, the run of mine solution produced, engineering of the plant and process to produce a commercial product, prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted. Our long-term profitability will be in part directly related to the cost and success of our exploration programs and any subsequent development programs.

We have no history of mineral production and we may not be able to successfully reach our downstream processing ambitions.

We are an exploration stage company and we have no history of mining or refining mineral products from our properties. As such, any future revenues and profits are uncertain. There can be no assurance that the Project will successfully reach production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. We will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that we will generate revenue from any source, operate profitably or provide a return on investment in the future.

A key element of our long-term business strategy is to develop high-performance downstream applications in the areas of clean energy infrastructure, electric transportation, and high-grade fertilizers among other end uses. To implement this strategy successfully, we may need to license certain intellectual property related to these downstream processes and/or develop the ability, or collaborate with, purchase or form a joint venture with, commercial partners.

In addition, other licenses that may be necessary for some of these downstream processing steps have not yet been obtained. Any failure to establish or maintain collaborative, joint venture or licensing arrangements for the production of boron specialty products on favorable terms could adversely affect our business and prospects.

We have incurred significant net operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

We had an accumulated deficit of $61.2 million as of December 31, 2021, and we continue to incur significant discovery and development expenses in the foreseeable future related to the completion of feasibility, development and commercialization of our Project. As a result, we will be sustaining substantial operating and net losses, and it is possible that we will never be able to sustain or develop the revenue levels necessary to attain profitability.

Estimates relating to the development of the Project and mine plan are uncertain and we may incur higher costs and lower economic returns than estimated.

Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible. Such projects could experience unexpected problems and delays during development, construction and mine start-up. Our decisions concerning the development of the Fort Cady deposit have been based on the results of multiple studies which have estimated the anticipated economic returns of the Project. The actual Project profitability or economic feasibility may differ from our estimates as a result of any of the following risks normally encountered in the mining industry, such as:

•	changes in tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	changes in input commodity and labor costs;

•	the quality of the data on which engineering assumptions are made;

•	adverse geotechnical conditions;

•	availability of adequate and skilled labor force, adequate machinery and equipment;

•	availability, supply and cost of water and power;

•	fluctuations in inflation;

•	availability and terms of financing;

•	delays in obtaining environmental or other government permits or approvals or changes in the laws and regulations related to project development or operations;

•	changes in tax laws, the laws and/or regulations around royalties and other taxes due to the local, state and federal governments and any royalty agreements;

•	weather or severe climate impacts, including, without limitation, prolonged or unexpected precipitation, drought, forest fires and/or sub-zero temperatures;

•	accidental fires, floods, earthquakes or other natural disasters;

•	controlling water and other similar mining hazards;

•	liability for pollution, other environmental damage, or harm to plants or animals, including endangered or protected species;

•	potential delays and restrictions in connection with health and safety issues, including pandemics (such as COVID-19) and other infectious diseases;

•	potential delays relating to social and community issues, including, without limitation, issues resulting in labor disputes, protests, road blockages or work stoppages;

•	uncertainties regarding our ability to successfully implement downstream processing and reach full revenue potential;

•

potential challenges to mining activities or to permits or other approvals or delays in development and construction based on claims of disturbance of cultural resources or the inability to secure consent for such disturbance; and

•	other known and unknown risks involved in the conduct of exploration, development and the operation of mines.

The nature of these risks is such that liabilities could exceed any applicable insurance policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our future earnings and competitive position and, potentially our financial viability.

The Company depends on a single mining project.

The Project accounts for all of the Company’s Mineral Resources and the current potential for the future generation of revenue. Any adverse development affecting the Project will have a material adverse effect on the Company’s business, prospects, profitability, financial performance and results of operations. These developments include, but are not limited to, the inability to obtain necessary permits or financing to develop the Project, changes in technical parameters of project development, changes in costs or anticipated costs which may make it uneconomic to develop and/or operate the Project, unusual and unexpected geologic formations, seismic activity, rock bursts, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, property, and which could hinder the development and operation of the Project. The Project will be unable to achieve the contemplated end of Phase 3 run-rate production of 450,000 tons per annum of boric acid until a new or modified air permit is obtained from San Bernardino County. The Project has a limited mine-life based on the mineral resource estimate and, assuming we reach economically viable production at the Project, ultimately we will be required to replace and expand our resources and reserves if we are to maintain operating revenues. In the absence of additional mineral projects, the Company will be solely dependent on the Project for its revenue and profits, if any. The Company’s ability to maintain or increase its annual production will be dependent, in significant part, on its ability to expand the Project, bring new projects into production and to complete acquisitions.

The Company’s long-term success will depend ultimately on its ability to achieve and maintain profitability and to develop positive cash flow from its operating activities.

The Company’s long-term success, including the recoverability of the carrying values of our assets, our ability to acquire and develop additional projects, and continuing with the exploration, development and commissioning and operating activities of the Project will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our operations by establishing ore bodies that contain commercially recoverable borates and other minerals and to develop these into profitable operating activities. The economic viability of our future operating activities has many risks and uncertainties including, but not limited to:

•	a significant, prolonged decrease in the market price of borates and other minerals;

•	difficulty in marketing and/or selling borates and other minerals;

•	significantly higher than expected capital costs to construct the Project;

•	significantly higher than expected extraction costs;

•	significantly lower than expected borates and other minerals extraction;

•	significant delays, reductions or stoppages of borates and other minerals extraction activities;

•	the introduction of significantly more stringent regulation affecting our activities; and

•	global political, economic and market conditions, including political disturbances, war, terrorist attacks and changes in global trade policies.

The Company’s future operating activities may change as a result of any one or more of these risks and uncertainties, and we cannot assure you that any ore body that we extract mineralized materials from will result in achieving and maintaining profitability and developing positive cash flow.

The Company’s growth depends upon the continued growth in demand for end use applications that require borates, related minerals and compounds the Company expects to produce.

Our growth is dependent upon the continued adoption by consumers of end use applications that require borates, related minerals and compounds the Company expects to produce. If the market for such applications does not develop as we expect, or develops more slowly than we expect, our business, prospects, financial condition and results of operations will be affected. The market for such end use applications is relatively new, rapidly evolving, and could be affected by numerous external factors such as:

•	government regulations;

•	tax and economic incentives;

•	rates of consumer adoption; and

•	competition.

The Company’s long-term success will depend on its ability to enter into and deliver product under supply agreements.

Because the Company has not yet begun production of mineral products, the Company currently does not have any binding supply agreements with any customers. We may encounter difficulty entering into or maintaining supply agreements for our products, may fail to deliver required minimum tons required by such agreements or may experience production costs in excess of the fixed price to be paid to us under such agreements.

For example, in May 2021, the Company announced the entry into a non-binding letter of intent with Compass Minerals, a subsidiary of NYSE-listed Compass Minerals, Inc., to progress negotiations with respect to Compass Minerals taking responsibility for the sales and marketing of SOP from the Company’s operations.

In September 2021, the Company also announced the entry into a non-binding letter of intent with Borman Specialty Materials. Under the terms of the letter of intent, the parties agreed to work together towards a binding agreement for the supply of boric acid and other boron specialty advanced materials, which will be used to manufacture products with critical applications for future global markets, including the semi-conductor, life sciences, aerospace, military and automotive markets.

We cannot assure you that the conditions to the closing of either of these non-binding agreements, that have not yet been completed, will be satisfied or, as applicable, waived or that the non-binding agreements will be finalized at all. Likewise, the non-binding agreements that have not yet been completed may be completed on terms that differ, perhaps substantially, from those described herein. If the closing conditions are not satisfied or waived on a timely basis, or if another event occurs delaying, preventing or terminating these non-binding agreements, such delay, failure or termination of the non-binding agreements could cause uncertainty or other negative consequences that may materially and adversely affect the Company’s business, financial performance and operating results.

Our business, results of operations and financial condition may be materially and adversely affected if we are unable to enter into similar agreements with other parties, are unable to mutually agree to matters required by the non-binding agreements with Compass Minerals and Borman, are unable to deliver the product required by such agreements or if we experience costs in excess of the price set forth in such agreements.

If the estimates and assumptions we use to determine the size of our total addressable market are inaccurate, our future growth rate may be affected, and the potential growth of our business may be limited.

Market estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. Our market opportunity is also based on the assumption that our existing and future offerings will be more attractive to our customers and potential customers than competing products and services. If these assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected. For more information regarding our estimates of the market opportunity and the forecasts of market growth included herein, see the section entitled “Item 1. Description of Business.”

The cost and availability of electricity and natural gas are subject to volatile market conditions.

Mining development projects and operations consume large amounts of energy. We rely on third parties for the supply of energy we consume and will consume in our development and mining activities. The prices for and availability of electricity, natural gas, oil and other energy resources are all also subject to volatile market conditions, often affected by weather conditions, as well as political and economic factors beyond our control. We must have dependable delivery of energy in order to develop and ultimately operate our facilities. Accordingly, we are at risk in the event of an energy disruption. Prolonged black-outs or brown-outs or disruptions caused by natural disasters, or other means, would substantially disrupt our production. Moreover, we expect much of our finished borate products to be delivered by truck. Unforeseen fluctuations in the price of fuel attributable to fluctuations in crude oil prices would also have a negative impact on our costs or on the costs of many of our future customers. In addition, changes in certain environmental regulations in the U.S., including those that may impose output limitations or higher costs associated with climate change or greenhouse gas emissions legislation, could substantially increase the cost of inputs to our operations, such as energy, to us and other borate producers.

Uncertain global economic conditions could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our financial results are tied to global economic conditions and their impact on levels of consumer confidence and consumer spending. Global consumer markets can be impacted by significant U.S. and international economic downturns, such as the global credit crunch experienced in 2008. A return to a recession or a weak recovery, due to factors that include, but are not limited to, disruptions in financial markets in the United States, or elsewhere, federal budget, tax or trade policy issues in the United States, political upheavals, economic sanctions against trading nations, and demonetization, could cause us to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on our business prospects or financial condition.

Our business is also dependent upon certain industries, such as energy, automotive, agriculture, transportation, petrochemical and original equipment manufacturing, and these are also cyclical in nature. Therefore, these industries may experience their own significant fluctuations in demand for our products based on such things as economic conditions, energy prices, consumer demand and infrastructure funding decisions by governments. Many of these factors are beyond our control. As a result of the volatility in the industries we plan to serve, we may ultimately have difficulty increasing or maintaining our level of sales or profitability. If the industries we serve were to suffer a downturn, then our business may be further adversely affected.

We have invested and will continue to invest significant amounts of capital in the Project on development activities, which involve many uncertainties and operating risks that could prevent us from realizing profits.

In total, we have spent in excess of $50 million on the Project, including resource drilling, metallurgical test works, well injection tests, permitting activities and substantial pilot-scale test works. For the six months ended December 31, 2021, the Company’s capital expenditures were $2.8 million, of which $1.7 million was related to construction in progress.

Our business is capital intensive. Specifically, the exploration and recovery of boric acid and lithium, the mining costs, the maintenance of machinery and equipment, and the compliance with applicable laws and regulations, each require substantial capital expenditures. We plan to continue to invest significant capital over the next several years on the development of the Project to bring it into production, and will have to continue to invest capital to maintain or increase the amount of mineral resources and reserves we hold and our rates of production once commercialization of the Project has occurred. Mining exploration is highly speculative in nature, involves many risks and is frequently unsuccessful. Development and production activities may involve many uncertainties and operating risks that could prevent us from realizing profits, putting pressure on our balance sheet and credit rating. Unforeseen issues, including increasing the required amount of capital expenditure necessary to bring the Project into production, the impact of volatile borate and SOP prices, our ability to enter into supply contracts with buyers, and obstacles or complexities that could arise in the environmental or permitting process may cause the Company not to proceed with any one or a combination of these activities. Moreover, once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Once production begins, no assurance can be given that we will be able to maintain our production levels or generate sufficient cash flow, capitalize a sufficient amount of our net profit or have access to sufficient investments, loans or other financing alternatives to finance our capital expenditure program at a level necessary to continue our exploration and exploitation activities. In addition, we cannot assure you that existing or future projects, if approved and executed, will be completed on schedule, within budget or achieve an adequate return on investment.

The amounts and timing of expenditures will depend on the progress of ongoing development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, and other factors, many of which are beyond our control. Whether the mineral deposits we have discovered will be successfully extracted depends on a number of factors, which include, without limitation, the particular attributes of the deposit, market prices for the minerals, and governmental regulations. If we cannot complete development activities and commence mining operations, we may never generate revenues and will never become profitable.

The Project may be delayed, more costly than anticipated or unsuccessful for many reasons, including declines in borate, lithium, HCl, SOP or gypsum prices, cost overruns, project implementation schedule slippage, shortages of or delays in the delivery of equipment or purpose-built components from suppliers, escalation in capital costs estimates, mechanical or technical difficulties, increases in operating costs structures, possible shortages of construction or other personnel, other labor shortages or industrial action, pandemic or localized epidemic, environmental occurrences during construction that result in a failure to comply with environmental regulations or conditions on development, or delays and higher-than-expected costs, unanticipated natural disasters, accidents, miscalculations, unanticipated financial events, political or other opposition, litigation, acts of terrorism, operational difficulties or other events associated with such construction that may result in the delay, suspension or termination of the Project, resulting in further costs, the total or partial loss of our investment and a material adverse effect on the Company’s results of operations, financial performance and prospects.

Inadequate infrastructure may constrain mining operations.

Any potential commercial production at the Project will depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are all necessary to develop and operate mines. Failure to adequately meet these infrastructure requirements or changes in the cost of such inputs could affect the Company’s ability to develop or commence production at the Project and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Title to mineral properties and related water rights is a complex process and we may suffer a material adverse effect in the event the Fort Cady property or other properties that we may acquire are determined to have title deficiencies.

Acquisition of title to mineral properties and related water rights is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although we have obtained a title opinion in respect to our Fort Cady interests, we cannot give an assurance that title to such property will not be challenged or impugned. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. A successful claim that we do not have title to the Fort Cady property or lack appropriate water rights could cause us to lose any rights to explore, develop and mine any minerals on that property, without compensation for our prior expenditures relating to such property.

Restrictions on our ability to obtain, recycle and dispose of water may impact our ability to execute our development plans in a timely or cost-effective manner.

Water is an essential component of our planned mining processes. We intend to secure water from local landowners and other third-party sources for use in our operations. If drought conditions were to occur or demand for water were to outpace supply, our ability to obtain water could be impacted and in turn, our ability to perform mining operations could be restricted or made more costly. Along with the risks of other extreme weather events, drought risk, in particular, is likely increased by climate change. If we are unable to obtain water to use in our operations from local sources, we may be unable to economically produce our target minerals, which could have an adverse effect on our financial condition, results of operations and cash flows.

The Company leases a portion of the Fort Cady site from a third party under a mineral lease agreement that expires in 2022.

Mineral tenure to the Project is through a combination of federal mining claims, a mineral lease and private fee simple lands. The Company’s subsidiary FCCC entered into a mineral lease agreement with Elementis in 2011 relating to a group of unpatented mining claims covering approximately 1,520 acres included in the Fort Cady site. This lease agreement currently expires on July 1, 2022. While the parties are actively negotiating the terms of a new mineral lease, there can be no assurance that the parties will be able to reach agreement on the terms of a new lease or that the terms of a new lease, if entered into, will not be materially less favorable to the Company than the terms of the current mineral lease with Elementis. The loss of access to the mineral claims or right to use the land on which our projects are or will be located leased from Elementis could have a material adverse effect on the Company’s ability to develop the Project on an economically viable basis.

The development, construction and operation of our projects is subject to various risks relating to land use restrictions and potential opposition from landowners, environmental groups and other third parties, all of which could adversely affect our ability to grow.

Our projects are subject to numerous environmental laws, regulations, guidelines, policies and other requirements relating to, among other things, local land use, zoning, building and operational laws and regulations. We may also operate in jurisdictions with little or no land use regulations or programs for installation and operation of our generation and storage projects. Requirements that are in place for mining projects may require conformance with specified generation capacities, sound levels, radar setbacks, as well as restrictions on communications interference, shadow flicker, hazards to aviation or navigation, or other potential nuisances.

Mining projects may experience local opposition in certain markets due to claims based on these alleged nuisances, concerns about land use conversion from agriculture or undeveloped land to mining, or other claims of potential adverse health or environmental impacts, such as misuse of water resources, landscape degradation, land use, food scarcity or price increase. We could experience significant opposition from third parties, including environmental non-governmental organizations, local landowners, neighborhood groups, municipalities and other entities either during the permit application process, including during any public hearings, comment periods or appeal proceedings, or after environmental permits are issued. We could also experience renewed opposition if any permit requires amendment.

Any such opposition may be taken into account by government officials responsible for granting the relevant permits, which could result in the permits being delayed or not being granted or being granted solely on the condition that we carry out certain corrective measures to the proposed project, which could materially increase our operational costs. In addition, we may become subject to legal proceedings or claims contesting the construction or operation of our projects or permits required thereunder. Any such delays, permit restrictions, legal proceedings or disputes (even if ultimately decided in our favor) could materially delay our ability to complete construction of a project in a timely manner, or at all, materially increase the costs associated with commencing or continuing a project’s commercial operations or harm our reputation. Any settlement of claims or unfavorable outcomes or developments relating to these proceedings or disputes, such as judgments for monetary damages, injunctions or denial or revocation of permits, could have a material adverse effect on our business, financial condition, results of operations, reputation.

The mining industry is historically a cyclical industry and market fluctuations in the prices of borates and other minerals could adversely affect our business.

We may derive revenues from the extraction and sale of borates and other minerals. The marketability of minerals is affected by numerous factors beyond our control. These factors include government regulations relating to pricing, taxes, royalties, allowable production, imports, exports, prevailing price, price volatility, supply, changes in buyer preferences and demand for borates and other minerals. The prices of such commodities may fluctuate widely and may affected by numerous factors beyond our control, including international, economic and political trends, domestic and foreign tax policy, the price of imports of commodities, the cost of exploration, development, production and processing mineral ore, available transportation capacity, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to new or improved extraction and production developments and methods, technological changes in the markets for the end products and the overall supply and demand for minerals. The effect of these factors on the price of borates and other minerals, and therefore the economic viability of any of our exploration properties, cannot accurately be predicted.

Changes in commodity prices would directly affect revenues and may reduce the amount of funds available to reinvest in development activities. Reductions in mineral prices not only reduce revenues and profits, but could also reduce the quantities of reserves that are commercially recoverable. Declining mineral prices may also impact our operations by requiring a reassessment of the commercial feasibility of any of our drilling programs.

Fluctuations in the value of the United States dollar relative to other currencies may adversely affect our business.

Fluctuations in the value of the dollar can be expected to affect our business. A strong U.S. dollar would likely result in imported borate products being comparatively less expensive, potentially resulting in more imports of borate products into the U.S. by our foreign competitors, while a weak U.S. dollar may have the opposite impact on imports.

Mineral exploration and development are subject to extraordinary risks.

Mineral exploration, development and production involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The industrial activities conducted at our facilities present significant risk of serious injury or death to our employees, customers or other visitors to our operations, notwithstanding our safety precautions, including our material compliance with federal, state and local employee health and safety regulations. While we have in place policies and procedures to minimize such risks, we may nevertheless be unable to avoid material liabilities for an injury or death. Our operations will be subject to geological, technical and operating hazards and risks inherent in the exploration for mineral resources and, if we discover a mineral resource in commercially exploitable quantity, our operations could be subject to all of the hazards and risks inherent in the development and production of resources, including liability for pollution or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. Even though we maintain workers’ compensation insurance and a general liability policy to address the risk of incurring material liabilities for injury or death, there can be no assurance that the insurance coverage will be adequate or will continue to be available on the terms acceptable to us, or at all, which could result in material liabilities for an injury or death. The payment of any liabilities that arise may have a material adverse impact on our Company.

A shortage of equipment or disruption in our supply chain could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mineral exploration and, if warranted, development operations. Any shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit or increase the cost of potential future production.

Further, we are subject to risk from fluctuating market prices of certain raw materials, including steel, fiberglass reinforced plastic, and bulk chemicals, that are used in the construction and maintenance of our assets. The price of these raw materials may be affected by supply restrictions or other market factors from time to time. Some of the components and materials related to our assets are sourced from outside the United States through arrangements with various vendors, and there have been delays in obtaining these components and materials as a result of the COVID-19 pandemic, shipping and transportation constraints, and other supply chain disruptions. Political, social or economic instability in regions where these components and materials are made could cause future disruptions in trade.

Actions in various countries have created uncertainty with respect to tariff impacts on the costs of some of these components and materials. The degree of our exposure is dependent on (among other things) the type of some of these components and materials. Significant price increases for these raw materials could reduce our operating margins, and could harm our business, financial condition, and results of operations.

In particular, bulk chemicals are critical to the operation of our business. These raw materials are in high demand, subject to price fluctuations and of limited availability. If manufacturers are not able to procure enough of these components or procure them in a timely manner, this would have a material adverse effect on the development of our products and in turn, our business, financial conditions and results of operations.

Failure by our vendors or our component or raw material suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business.

We do not control our vendors or suppliers or their business partners. Accordingly, we cannot guarantee that they follow ethical business practices, such as fair wage practices and compliance with environmental safety and other local laws. A lack of demonstrated compliance could lead us to seek alternative manufacturers or suppliers, which could increase our costs and result in delayed delivery of components and raw materials, or other disruptions of our operations. Violation of labor or other laws by our manufacturers or suppliers or the divergence of a supplier’s labor or other practices from those generally accepted as ethical in the U.S. or other markets in which we do business could also attract negative publicity for us and harm our business.

Competition with and new production of borates and other minerals from current or new competitors in the market could adversely affect prices.

The mining industry is highly competitive. There are two major competitors in the borates industry, RTB and Eti Maden. If we are successful in bringing the Project into production, we would be competing with two large competitors, one global mining conglomerate and one state-owned enterprise, both of which are well-funded and established. Competition principally involves sales, supply and labor prices, contractual terms and conditions, attracting and retaining qualified personnel and securing the services and supplies we need for our operations. We cannot guarantee that competition, against these two major competitors as well as others, will not adversely affect us in the future. For example, lower cost producers of the minerals we mine could be better positioned to manage future volatility through commodity price cycles. Any significant production increases from either of the two main competitors or others, or the discovery of any additional significant borate resources could negatively impact prices received for borates. Furthermore, it is possible that competitors may engage in pricing activities that could result in market price reductions that may materially and adversely impact the economic feasibility of our plans. In addition, mines have limited lives and, as a result, we must periodically seek to replace and expand our Mineral Resources and Reserves by acquiring new properties. Significant competition exists to acquire mining concessions, land and related assets.

The Company expects that our competitors may have well-established relationships with our current and potential suppliers, lenders and customers and have extensive knowledge of our target markets. As a result, these competitors may be able to respond more quickly to evolving industry standards and changing customer requirements than we may be able to. The adoption of more advanced technology could reduce our competitors’ production costs or may result in other efficiencies and, if we do not adopt such technologies, our competitors may have a lower cost structure or greater production efficiency, which may adversely affect our ability to compete.

There is limited information on the status of new production capacity expansion projects being developed by the current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which any new projects could become operational but any significant increase in supply could adversely affect market prices for borates, thereby resulting in a material adverse effect on the economic feasibility of extracting our resources.

Industry consolidation may result in increased competition, which could result in a reduction in future revenue.

Some of our competitors have made, or may make acquisitions or enter into partnerships or other strategic relationships to achieve competitive advantages. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as demand for rare earth materials increases. Industry consolidation may result in competitors with more compelling product offerings or greater pricing flexibility than we may have, or business practices that make it more difficult for us to compete effectively, including on the basis of price, sales, technology or supply. These competitive pressures could have a material adverse effect on our business.

The Company is subject to significant environmental and government regulations and compliance with such regulations requires significant expenditures.

Mining activities in the United States are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations, including mine safety, toxic substances and other matters. The costs associated with compliance with such laws and regulations are substantial. In addition, changes in such laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could result in unanticipated capital expenditures, expenses or restrictions on or suspensions of our operations and delays in the development of our properties.

As a current holder of interests in U.S. mineral properties, we may be subject to CERCLA. CERCLA, along with analogous statutes in certain states, imposes strict, joint and several liability on owners and operators of facilities which release hazardous substances into the environment. CERCLA imposes similar liability upon generators and transporters of hazardous substances disposed of at an off-site facility from which a release has occurred or is threatened. Under CERCLA’s strict joint and several liability provisions, we could potentially be liable for all remedial costs associated with property that it currently or previously owned or operated regardless of whether our activities are the actual cause of the release of hazardous substances. Such liability could include the cost of removal or remediation of the release and damages for injury to the natural resources. Releases from such facilities or from any of our current U.S. properties due to past or current activities could form the basis for liability under CERCLA and its analogs. In addition, off-site disposal of hazardous substances, including hazardous mining wastes, may subject us to CERCLA liability. Our current and prior U.S. properties are not, to our knowledge, currently listed or proposed for listing on the National Priority List and we are not aware of pending or threatened CERCLA litigation which names us as a defendant or concerns any of its current or prior U.S. properties or operations. We cannot predict the potential for future CERCLA liability with respect to our U.S. properties, nor can we predict the potential impact or future direction of CERCLA litigation in the area surrounding its current and prior properties.

Environmental regulations, including climate change related regulations, mandate, among other things, the maintenance of air and water quality standards, land development and land reclamation, and set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Enhanced public and private focus on climate change, greenhouse effects and proposed or contemplated laws and regulations relating to carbon emissions may impact aspects of our development plans or our future production. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for mining companies and their officers, directors and employees. In connection with our current activities or in connection with our prior operating activities, we may incur environmental costs that could have a material adverse effect on financial condition and results of operations. Any failure to remedy an environmental problem could require us to suspend operations or enter into interim compliance measures pending completion of the required remedy.

We may also incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations, for violations arising under these laws and regulations or permit requirements. If we violate environmental, health and safety laws or regulations, in addition to being required to correct such violations, we can be held liable in administrative, civil or criminal proceedings for substantial fines and other sanctions could be imposed that could disrupt or limit our operations. Liabilities associated with the investigation and clean-up of hazardous substances, as well as personal injury, property damages or natural resource damages arising from the release of, or exposure to, such hazardous substances, may be imposed without regard to violations of laws or regulations or other fault, and may also be imposed jointly and severally.

We may in the future be subject to claims by third parties or employees relating to exposure to hazardous materials and the associated liabilities may be material.

Any failure to ensure on-going compliance with current and future laws and government regulations, including environment, workplace health and safety, tax and accounting laws, rules and regulations as well as stock exchange listing rules could have a material adverse effect on the Company’s future financial condition and prospects.

We may face increased costs and be subject to liability resulting from the generation and disposal of certain wastes, including hazardous wastes, in the course of our Project development and/or future operations.

Our business is subject stringent and complex laws and regulations relating to the generation, use, handling, storage, recycling, disposal and exposure to solid and hazardous wastes. These laws are frequently subject to change. In the course of our operations, we may generate solid or certain hazardous wastes through the disposal of other materials utilized in our development activities or our future operations. In addition, environmental laws can result in the imposition of liability in connection with end-of-life system disposal.

We own and lease real property and may be subject to requirements regarding the storage, use and disposal of hazardous substances, including spill prevention, control and counter-measure requirements. If our owned or leased properties are contaminated, whether during or prior to our ownership or operation, we could be responsible for the costs of investigation and cleanup and for any related liabilities, including claims for damage to property, persons or natural resources. That responsibility may arise even if we were not at fault and did not cause or were not aware of the contamination. The costs of compliance with laws relating to the management and disposal of solid and hazardous wastes or the remediation of any contamination to which we are or may be responsible, and any changes to our operations mandated by new or amended laws, may be significant. Failure to comply with such laws and regulations could result in significant expenses, delays or fines, which in turn could have a material adverse effect on our results of operations and financial position.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations or mineral exploration companies in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents or reasonably re-establish pre-disturbance landforms and vegetation. In order to carry out reclamation obligations imposed on us in connection with exploration, potential development and production activities, we must allocate financial resources that might otherwise be spent on exploration and development programs. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

We may be impacted by the adverse physical consequences of climate change that could have a material adverse effect on our properties and business activities.

Climate change may increase the frequency or intensity of adverse weather conditions, such as tropical storms, wildfires, droughts, floods, hurricanes, tornadoes, extreme heat or ice storms and may have the long-term effect of changing weather patterns in ways that are difficult to anticipate, which may result in damage or destruction to our assets or to assets required for electricity transmission, affect the availability of water for or our ability to release water from our pumped hydropower facilities, or otherwise require us to incur costs, or elicit changes in energy regulations in the jurisdictions in which we operate, which may result in, among other impacts, increased compliance costs, reduced revenues or incentives, restrictions on our operations, and difficulties in obtaining or maintaining permits, licenses or authorizations required for our business. A disruption or failure of electric generation, transmission or distribution systems may prevent us from operating in the normal course.

Certain of our operations are dependent on particular meteorological conditions. Climate change may have a long-term and permanent effect on meteorological patterns, including the frequency or intensity of wind, precipitation, or of factors that affect solar irradiation (such as cloud cover) at our projects. Furthermore, components of our systems could be damaged by severe weather, such as wildfires, hailstorms, tornadoes, hurricanes, freezing temperatures or other winter weather conditions. Replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather and atmospheric conditions could impair the effectiveness of our assets or reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of our renewable assets. In the event of severe flooding, our facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired.

Increasing concentration of greenhouse gases in the Earth’s atmosphere are contributing to climate changes that are having significant physical effects, such as increased frequency and severity of storms, droughts, fires, floods and other climatic events. If any such effects were to occur in the regions in which we explore, develop and operate, they could adversely affect or delay such activities and may otherwise cause us to incur significant costs in preparing for or responding to those effects.

We are required to obtain and maintain governmental permits in order to conduct development and mining operations, a process which is often costly and time-consuming.

We are required to obtain and renew governmental permits for our development activities and, prior to mining any mineralization, we will be required to obtain new governmental permits. Certain of our land titles are subject to royalty payments that are either currently payable or may be payable in the future (subject to negotiation with the State of California). Obtaining and renewing governmental permits is a complex and time-consuming process. The timeliness and success of permitting efforts are contingent upon many variables, not all of which are within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations. Any unexpected delays or costs associated with the permitting process could delay the development or operation of our properties, which in turn could materially adversely affect our future revenues and profitability. In addition, key permits and approvals may be revoked or suspended or may be changed in a manner that adversely affects our activities.

Private parties, such as environmental activists, frequently attempt to intervene in the permitting process and to persuade regulators to deny necessary permits or seek to overturn permits that have been issued. Obtaining the necessary governmental permits involves numerous jurisdictions, public hearings and possibly costly undertakings. These third-party actions can materially increase the costs and cause delays in the permitting process and could potentially cause us to not proceed with the development or operation of our property. In addition, our ability to successfully obtain key permits and approvals to explore for, develop, operate and expand operations will likely depend on our ability to undertake such activities in a manner consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Our ability to obtain permits and approvals and to successfully operate in particular communities may be adversely affected by real or perceived detrimental events associated with our activities.

Lawsuits may be filed against us or arbitration proceedings may be commenced and an adverse ruling in any such lawsuit or arbitration may adversely affect our business, financial condition or liquidity or the market price of our CDIs and Common Stock.

In the ordinary course of our business, we may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, including arbitration proceedings, relating to personal injuries, workers’ compensation, employment discrimination, property damage, property taxes, land rights, the environment, damages related to breaches of privacy or data security, and contract disputes. Such proceedings and actions may involve liquidated damages, consequential damages, punitive damages and civil penalties or other losses, or injunctive or declaratory relief. In addition, we may also be subject to class action lawsuits, including those alleging violations of the Fair Labor Standards Act and state and municipal wage and hour laws.

Due to the inherent uncertainties of litigation and other dispute resolution proceedings, the outcome of outstanding, pending or future actions or proceedings may be difficult to assess or quantify, cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition or results of operations. Even if we prevail in any such action or proceeding, they could be costly and time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition. The ultimate resolution of any litigation or proceeding through settlement, mediation, or a judgment could have a material impact on our reputation and adversely affect our financial performance and financial position.

Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of prior and current operations, including operations conducted by other mining companies many years ago at sites located on properties that we currently own or own in the future. These lawsuits could lead to the imposition of substantial fines, remediation costs, penalties and other civil and criminal sanctions. We cannot assure you that any such law, regulation, enforcement or private claim would not have a material adverse effect on our financial condition, results of operations or cash flows.

Our operations are predominantly located in a single geographic region, making us vulnerable to the risks associated with operating in a single geographic region concentrating our capital investment in the State of California increases our exposure to risk.

We expect to focus our operational activities and capital investments in the Project in California and potentially, in the future, in respect of the Salt Wells Projects in Nevada. Should we be able to bring the Project into production, we would then be solely dependent upon a single mining operation for our revenue and profits and all of our operations would be conducted in a single geographic region in the western United States in California. The geographic concentration of our operations may disproportionately expose us to disruptions in our operations if the region experiences severe weather, transportation capacity constraints, constraints on the availability of required equipment, facilities, personnel or services, significant governmental regulation or natural disasters. If any of these factors were to impact the region in which we operate more than other borate producing regions, our business, financial condition, results of operations and cash flows could be adversely affected relative to other mining companies that have a more geographically diversified asset portfolio.

In addition, scientists have warned that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events. For example, the State of California has experienced several years of increasingly more extreme drought and forest fires throughout the state. If these warnings are correct, and if any such climate-related weather and environmental effects were to detrimentally impact the areas where we or our customers operate, they could have an adverse effect on our business, financial condition and cash flows.

The operation or development of the Company’s facilities could be affected by local communities and/or other stakeholders.

Relationships with local communities and other stakeholders may impact the development or operations of the Project as well as future projects. We may become impacted by the interests of local communities and other stakeholders, including in some cases, Indigenous peoples. Certain of these communities or other stakeholders may have or may develop interests or objectives which are different from, or even in conflict with, our objectives, including the use of the Company’s project lands and waterways near our facilities. Our relationships with the communities near the Project and other stakeholders are critical to the future success of the Project, as well as at any future development. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the Project, or the mining industry generally, could have an adverse effect on our development plans or future operations and may impact relationships with the communities in which we ultimately operate and other associated stakeholders.

We may in the future, be subject to disputes with local communities, including Indigenous peoples, regarding the use of certain aspects of our assets, facilities and land and may in the future, be required to enter into settlement agreements providing for such use, on terms that include, among others, lump sum payments, royalty payments or restrictions on our business.

In addition, disputes surrounding Indigenous land claims regarding lands on or near our properties could interfere with future operations and/or result in additional operating costs or restrictions, as well as adversely impact the use and enjoyment of our real property rights with respect to our assets.

While we are committed to operating in a socially responsible manner, there can be no assurance that our efforts in this respect will mitigate this potential risk. All the foregoing could have a material adverse effect on our business, financial condition and results of operations, including, but not limited to, as a result of increased costs, reduced revenues, diversion of management attention, reputational harm, disruptions to our operations and other reasons.

Company may invest significant amounts of capital in its Salt Wells Projects and a variety of exploration activities, which involve many uncertainties and risks that could prevent it from realizing profits, or may result in the total or partial loss of the Company’s investment.

The Company has an Earn-in Agreement to acquire a 100% interest in the Salt Wells Projects in the State of Nevada on the incurrence of $3 million of project expenditures. In July 2020, the Company renegotiated the Earn-in Agreement expenditure requirements at the Salt Wells Projects. Under the renegotiated Earn-in Agreement, the Company has made funding commitments of $100,000 in fiscal year 2021, $300,000 in fiscal year 2022, $600,000 in fiscal year 2023, $800,000 in fiscal year 2024, and $1,200,000 in fiscal year 2025.

Our Salt Wells Projects and other exploration activities may be delayed, more costly than anticipated or unsuccessful for many reasons, including declines in lithium, borates and SOP prices, misalignment between any associated joint venture participants, cost overruns, unanticipated financial, operational or political events, mechanical and technical difficulties, increases in operating cost structures, equipment and labor shortages, industrial actions or other circumstances which may result in the delay, suspension or termination of our Salt Wells Projects and other exploration projects, the total or partial loss of our investment in such projects and activities and a material adverse effect on our results of operations, financial condition and prospects.

Dependence upon key management employees and third parties.

The responsibility of overseeing the day-to-day operations and the strategic management of our business depends substantially on our senior officers and our key personnel. Loss of such personnel may have an adverse effect on our performance. The success of our operations will depend upon numerous factors, many of which are beyond our control, including our ability to attract and retain additional key personnel in sales, marketing, technical support and finance. We currently depend upon a relatively small number of key persons to seek out and form strategic alliances and find and retain additional employees. Certain areas in which we operate are highly competitive regions and competition for qualified personnel is intense. We may be unable to hire suitable field personnel for our technical team or there may be periods of time where a particular position remains vacant while a suitable replacement is identified and appointed.

We also depend upon third parties, including consultants, engineers, suppliers and others, for their development, construction and operating expertise and expect to remain so for the foreseeable future. Our ability to continue conducting our activities is in large part dependent upon the efforts of third parties. Highly qualified consultants and engineers are expensive and difficult to attract and retain. We may need to engage additional third parties for new development projects, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop processes to extract boron and to continue to develop the Project. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company. As a result, the use of services of consultants could have a material adverse effect on us and could prevent us from effectively pursuing our business plan.

We may not be successful in attracting and retaining the personnel required to grow and operate our business profitably.

Our growth will require new personnel, which we will be required to recruit, hire, train and retain.

Members of our management team possess significant experience and have previously carried out or been exposed to exploration, development and production activities. However, we have limited operating history and our ability to achieve our objectives depends on the ability of our directors, officers and management to implement current plans and respond to any unforeseen circumstances that require changes to those plans. The execution of our business plan will place demands on us and our management. Our ability to recruit and assimilate new personnel will be critical to our performance and we will be required to recruit additional personnel to achieve our business objectives. If we are unable to recruit additional personnel and effectively train, motivate and manage employees, our financial condition and results of operations could be materially and adversely affected.

Our directors and officers may in future be in a position of conflict of interest.

Some of our directors and officers currently also serve as directors and officers of other companies involved in natural resource exploration, development and production, and any of our directors may in the future serve in such positions. As at the date of this Registration Statement, none of our directors or officers serves as an officer or director of a borate exploration, development or producing company nor possesses a conflict of interests with our business. However, there exists the possibility that they may in the future be in a position of conflict of interest.

We may acquire additional businesses or assets, form joint ventures or make investments in other companies in the future that may be unsuccessful and may harm our operating results and prospects.

As part of our business strategy, we may pursue additional acquisitions of complementary businesses or assets. While we currently expect that any such acquisition would be funded with equity, the type of financing for any such acquisition will depend on circumstances existing at that time, including market conditions and our share price. If we are successful at identifying and making such acquisitions, integration of any acquired businesses or assets nevertheless involves many challenges, including a potential strain on our administrative and operational resources, unanticipated issues, expenses or liabilities, and difficulties in the assimilation of different corporate cultures and business practices. We may also seek to enter into joint ventures, pursue strategic alliances in an effort to leverage our existing operations and industry experience, increase our product offerings, expand our distribution and make investments in other companies. We do not have specific timetables for these potential activities and we cannot guarantee that we will be able to identify and complete suitable acquisitions or investments at reasonable prices, or that we will be successful in realizing any anticipated benefits from any future acquisitions or investments.

The success of any acquisitions, joint ventures, strategic alliances or investments will depend on our ability to identify, negotiate, complete and, in the case of acquisitions, integrate those transactions and, if necessary, obtain satisfactory debt or equity financing to fund those transactions. We may not realize the anticipated benefits of any acquisition, joint venture, strategic alliance or investments. We may not be able to integrate acquisitions successfully into our existing business, maintain the key business relationships of businesses we acquire, or retain key personnel of an acquired business, and we could assume unknown or contingent liabilities or incur unanticipated expenses.

Integration of acquired companies or businesses also may require management resources that otherwise would be available for ongoing development of our existing business. Any acquisitions or investments made by us also could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could harm our operating results. In addition, if we choose to issue equity as consideration for any acquisition, our shareholders may experience dilution.

We are exposed to the risk of public health threats, including the coronavirus and variants, which could cause disruptions to our operations and may have a material adverse effect on our development plans and financial results.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak to be a global pandemic. In addition to the devastating effects on human life, the pandemic has had and continues to have a negative ripple effect on the global economy, leading to disruptions and volatility in the global financial markets. Most U.S. states and many countries have issued policies intended to stop or slow the further spread of the disease.

COVID-19 and the U.S.’s response to the pandemic is still significantly affecting the global economy, particularly in light of the more transmissible novel delta and omicron variants of the virus. There are no comparable events that provide guidance as to the impact the COVID-19 pandemic may continue to have, and, as a result, the ultimate impact of the pandemic is highly uncertain and subject to change. We do not yet know the full extent of the effects on the economy, our possible financing sources, our business, our operations or those of our consultants, suppliers, customers and other partners but we believe all aspects of our proposed activities and business are being and will be materially and adversely affected.

Our business will remain exposed to the risks associated with disease outbreaks and other public health issues, including COVID-19, their impact on the global economy and the business of our Company, customers, suppliers and other partners, indefinitely. Changes in, and the administration of, treaties, laws, and regulations, including in response to such issues and the potential for such issues to exacerbate other risks we face, including those related to the factors listed or referenced below, have the potential to adversely impact and disrupt our business, consultants, customers, suppliers and other partners. Additional regulatory measures or voluntary actions that may be put in place to limit the spread of COVID-19, or other public health issues, including vaccination requirements and the associated availability of vaccines, restrictions on business operations or social distancing requirements, and the duration and efficacy of such restrictions may further disrupt and adversely impact our business, financial condition and prospects. Such measures may impact our development activities or future mining operations, the third-party contractors on which we rely to further those operations, and the vendors, suppliers and manufacturers with which we do business. Additionally, COVID-19 has contributed to continued supply chain disruptions in 2021, which may adversely affect our operations either directly or by impeding or delaying those of the third parties on which we rely. Current and future restrictions or disruptions of manufacturing and transportation, such as reduced availability of air and ground transport, port closures or congestion, and increased border controls or closures, could materially adversely affect our operations. Supply chain delays and shortages of pieces required for process and electrical equipment may adversely affect us. Increased transportation, supply, labor or other costs which may result from the COVID-19 pandemic could have a material adverse effect on our financial condition and results of operations, particularly if the effects of COVID-19 are prolonged.

Further, on September 9, 2021, President Biden announced plans for the federal Occupational Safety and Health Administration (“OSHA”) to issue an Emergency Temporary Standard (“ETS”) mandating that all employers with more than 100 employees ensure their workers are either fully vaccinated against COVID-19 or produce, on a weekly basis, a negative COVID-19 test (the “vaccine mandate”). On November 4, 2021, OSHA issued the ETS, which, if upheld, will require covered employers to comply with the vaccine mandate beginning on January 4, 2022 or face substantial penalties for non-compliance. On November 12, 2021, the Fifth Circuit Court of Appeals permanently blocked the OSHA vaccine mandate, citing “serious constitutional concerns” with the rule. The issue is now pending before the Sixth Circuit Court of Appeals and may ultimately be decided by the U.S. Supreme Court. Until the legal issues concerning the vaccine mandate have been resolved, the OSHA has suspended activities related to its implementation and enforcement. Although the future of the OSHA vaccine mandate is uncertain at this time, it is possible that other similar or more protective vaccine mandates may be announced by state or local jurisdictions that could have a material adverse impact on our workforce and operations. Although we cannot predict with certainty the impact that the vaccine mandate and/or any other related measures will have on our workforce and operations, any future requirements may result in attrition and impede our ability to recruit and retain our workforce. These measures may also further disrupt the national supply chain, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We previously received a one-time loan in respect of the COVID-19 pandemic pursuant to the Paycheck Protection Program (“PPP”). This PPP loan was subsequently forgiven, but the loan and our application for the PPP loan could in the future be determined to have been impermissible or could result in damage to our reputation.

On May 6, 2020, we received proceeds of $73,115 from a loan under the PPP, as part of the Coronavirus Aid, Relief, and Economic Security Act ( the “CARES Act”), which we used to retain key employees. The PPP loan was set to mature on May 4, 2022, but was subsequently forgiven upon documentation of expenditures in accordance with the Small Business Administration (“SBA”) requirements and compliance with the CARES Act, and is non-taxable.

To obtain the PPP loan, we were required to certify, among other things, that the then current economic uncertainty made the request necessary to support our ongoing operations. We made this certification in good faith after analyzing, among other things, our financial situation and access to alternative forms of capital, and believe that we satisfied all eligibility criteria, and that our receipt of the PPP loan is consistent with the broad objectives of the PPP. If, despite our good-faith belief that we satisfy all eligibility requirements for the PPP loan, we were later determined to have violated any of the laws or governmental regulations that apply to us in connection with the loan, such as the False Claims Act, or it is otherwise determined that we were ineligible to receive the PPP loan, we could be subject to penalties, including significant civil, criminal and administrative penalties, and may be required to repay the PPP loan in its entirety. In addition, our receipt of the PPP loan may result in adverse publicity and damage to our reputation, and a review or audit by the SBA or another government entity or claims under the False Claims Act could consume significant financial and management resources.

To the extent the COVID-19 pandemic adversely affects our business prospects, financial condition, and results of operation, it may also have the effect of exacerbating many of the other risks described in this “Risk Factors” section.

We could be subject to information technology system failures, network disruptions, and breaches in data security which could negatively affect our business, financial position, results of operations and cash flows.

As dependence on digital technologies is expanding, cyber incidents, including deliberate attacks or unintentional events have been increasing worldwide. Computers and telecommunication systems are used to conduct our exploration and development activities, will be used to conduct our production activities and have become an integral part of our business. We use these systems to analyze and store financial and operating data, as well as to support our internal communications and interactions with business partners. Cyber-attacks could compromise our computer and telecommunications systems and result in additional costs as well as disruptions to our business operations or the loss of our data. A cyber-attack involving our information systems and related infrastructure, or those of our business partners, could disrupt our business and negatively impact our operations in a variety of ways, such as, among others:

•	an attack on the computers which control our mining operations could cause a temporary interruption of our production;

•	a cyber-attack on our accounting or accounts payable systems could expose us to liability to employees and third parties if their sensitive personal information is obtained;

•	possible loss of material information, which in turn could delay productive processes and selling efforts, causing economic losses; or

•	a cyber-attack on a service provider could result in supply chain disruptions, which could delay or halt our major development projects.

Risks Relating to the Reorganization

We may be unable to achieve some or all of the benefits that we expect to achieve from the Reorganization, which could materially adversely affect our business, financial condition and results of operations.

We have historically operated as a subsidiary of ABR. We may not be able to achieve the full strategic and financial benefits expected to result from the Reorganization, or such benefits may be delayed or not occur at all. The ABR Board of Director’s formed the view that the U.S. market would more fully appreciate and understand the Project and that the Project is aligned with broader investment themes that are well received in the U.S. market regarding onshoring strategic commodities and decarbonizing the economy. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others, because the Reorganization will require significant amounts of management’s time and effort, which may divert management’s attention from developing the Project and we may experience unanticipated competitive developments, including changes in the conditions of industry and the markets in which we operate, including fluctuations in the prices of borates and other minerals that could negate some or all of the expected benefits from the Reorganization.

If we do not realize some or all of the benefits expected to result from the Reorganization, or if such benefits are delayed, our business, expected future financial and operating results and our prospects could be adversely affected.

The Reorganization will change your rights as an existing ABR shareholder.

If the Reorganization is completed, you should be aware that your rights as a shareholder of the Company, a Delaware corporation, may change substantially. Such changes may result from differences between Australian and U.S. or Delaware law, as well as differences between ABR’s current governing documents and the governing documents that apply to the Company as a Delaware corporation. In addition, the issuance of shares of our Common Stock to holders of ABR’s ordinary shares pursuant to the Reorganization may have certain tax implications.

Circumstances that under U.S. law may entitle a stockholder in a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a CDI holder or stockholder to claim damages. However, this will not always be the case.

Holders of our CDIs and Common Stock may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, liabilities under U.S. securities laws. In particular, if such a holder sought to bring proceedings in Australia based on U.S. securities laws, the Australian court might consider whether:

•	it did not have jurisdiction;

•	it was not an appropriate forum for such proceedings;

•

applying Australian conflict of laws rule, U.S. law (including U.S. securities laws) did not apply to the relationship between holders of our CDIs and Common Stock and us or our directors and officers; or

•	the U.S. securities laws were of a public or penal nature and should not be enforced by the Australian court.

Certain of our directors and executive officers are residents of countries other than the United States. Furthermore, a portion of our and their assets are located outside the United States. As a result, it may not be possible for a holder of our CDIs and Common Stock to:

•	effect service of process within the United States upon certain directors and executive officers;

•

enforce in U.S. courts, judgments obtained against any of our directors, executive officers, or senior management in U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws; or

•	bring an action in an Australian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

Holders of CDI or Common Stock may also have difficulties enforcing in courts outside the U.S. judgments obtained in U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

We have incurred significant costs associated with the Reorganization and will incur significant ongoing costs as a company whose Common Stock is publicly traded in the United States, and our management is required to devote substantial time to compliance initiatives.

We have incurred significant costs associated with planning for and completing the necessary legal, accounting, regulatory and other associated steps to complete the Reorganization. On completion of the listing of our Common Stock on Nasdaq, as a company whose Common Stock are publicly traded in the United States, we will incur significant legal, accounting, insurance and other expenses. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and internal controls. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives, and we may need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company in the United States, we could be subject to delisting of our Common Stock, fines, sanctions and other regulatory action and potentially civil litigation.

Risks Relating to Our CDIs and Common Stock

The market price and trading volume of our CDIs and Common Stock may be volatile and may be affected by economic conditions beyond our control.

The market price of our CDIs and Common Stock may be highly volatile and subject to wide fluctuations. In addition, the trading volume of our Common Stock may fluctuate and cause significant price variations to occur. If the market price of our CDIs and Common Stock declines significantly, you may be unable to resell your CDIs or Common Stock at a competitive price. We cannot assure you that the market price of our CDIs and Common Stock will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of our CDIs and Common Stock or result in fluctuations in their price and trading volume include:

•	actual or expected fluctuations in our prospects or operating results;

•	changes in the demand for, or market prices for, borates and other minerals;

•	additions or departures of our key personnel;

•	changes or proposed changes in laws, regulations or tax policy;

•	sales or perceived potential sales of our Common Stock by us or our directors, senior management or stockholders in the future;

•	announcements or expectations concerning additional financing efforts; and

•	conditions in the U.S. and global financial markets, or in our industry in particular, or changes in general economic conditions.

An active trading market for our CDIs and Common Stock may not develop and the trading price for our CDIs and Common Stock may fluctuate significantly.

If we complete the listing our Common Stock on Nasdaq, shares of our Common Stock will be able to be traded by the public on Nasdaq. However, a liquid public market for our Common Stock may not develop or be sustained, which means you may experience a decrease in the value of the shares of our Common Stock that you will receive in connection with the Reorganization, regardless of our operating performance. If a liquid public market for our Common Stock does not develop or is not sustained, then the value of our CDIs, which is based upon the value of our Common Stock, is also likely to decrease in value. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of directors or senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

We do not anticipate paying dividends in the foreseeable future.

Our former parent company, ABR, did not declared any dividends during fiscal 2019, 2020 or 2021 and we do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding CDIs and Common Stock will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Delaware and federal law. We cannot assure you that our CDIs or Common Stock will appreciate in value. You may not realize a return on your investment in our CDIs and Common Stock and you may even lose your entire investment in our CDIs and Common Stock.

If U.S. securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the market price and trading volume of our CDIs and Common Stock could decline.

The trading market for the Company’s CDIs and Common Stock will be influenced by the research and reports that U.S. securities or industry analysts publish about us or our business. Securities and industry analysts may discontinue research on us, to the extent such coverage currently exists, or in other cases, may never publish research on us. If no or too few U.S. securities or industry analysts commence coverage of our Company, the trading price for our CDIs and Common Stock would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our CDIs and Common Stock or publish inaccurate or unfavorable research about our business, the market price of our CDIs and Common Stock would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our CDIs and Common Stock could decrease, which might cause our price and trading volume to decline. In addition, research and reports that Australian securities or industry analysts may, initiate or may continue to, publish about us, our business or our Common Stock may impact the market price of our CDIs and Common Stock.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make our CDIs and Common Stock less attractive to investors and, as a result, adversely affect the price of our CDIs and Common Stock and result in a less active trading market for our CDIs and Common Stock.

We are an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.

We may avail ourselves of these disclosure exemptions until we are no longer an “emerging growth company.” We cannot predict whether investors will find our CDIs and Common Stock less attractive because of our reliance on some or all of these exemptions. If investors find our CDIs and Common Stock less attractive, it may adversely affect the price of our CDIs and Common Stock and there may be a less active trading market for our CDIs and Common Stock.

We will cease to be an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more;

•

the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

•	the date on which we have, during the previous three-year period, issued more than US$1,070,000,000 in non-convertible debt; or

•

the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our Common Stock that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently completed second fiscal quarter.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time we are no longer considered to be an emerging growth company. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We will incur increased costs as a result of operating as a U.S. listed public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a U.S. listed public company, and particularly after we are no longer an “emerging growth company,” we will incur significant additional legal, accounting, and other expenses. The Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, legal, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors or executive officers.

We will be subject to Section 404 of the Sarbanes-Oxley Act and the related rules of the SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the second annual report that we will be required to file with the SEC, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

If we experience any material weaknesses in the future or otherwise fail to develop or maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Common Stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As a result of being a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning in the year following our first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. If we identify one or more material weaknesses in our internal control over financial reporting during the evaluation and testing process, we may be unable to conclude that our internal controls are effective. We have not been, and will not be, audited or subject to an assessment of internal control over financial reporting, as a combined entity following the Reorganization. There can be no assurance that no material weakness or significant deficiency will be identified once such an audit or assessment of internal control over financial reporting is completed.

Additionally, when we cease to be an “emerging growth company” under the federal securities laws, our independent registered public accounting firm may be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Common Stock to decline.

Our Certificate of Incorporation and Bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Our Certificate of Incorporation and Bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by the current members of our Board of Directors or take other corporate actions, including effecting changes in our management. These provisions include:

•

the ability of our Board of Directors to issue shares of Preferred Stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	allowing only our Board of Directors to fill director vacancies, which prevents stockholders from being able to fill vacancies on our Board of Directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

a requirement that special meetings of our stockholders may be called only by (i) our Board of Directors or (ii) our secretary, following receipt of one or more written demands to call a special meeting from stockholders of record who own, in the aggregate, at least 25% of the voting power of our outstanding shares then entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting set forth in our Bylaws, which may inhibit the ability of an acquirer to require the convening of a special meeting of our stockholders;

•

a requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the certain provisions of our Certificate of Incorporation or our Bylaws, which may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•

the ability of our Board of Directors to amend our Bylaws, which may allow our Board of Directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt;

•

advance notice procedures with which stockholders must comply to nominate candidates to our Board of Directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company; and

•	a prohibition of cumulative voting in the election of our Board of Directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

We are also subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which prevents us from engaging in a business combination, such as a merger, with an interested stockholder (i.e., a person or group that acquires at least 15% of our voting stock) for a period of three years from the date such person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

Future equity financings could adversely affect the voting power or value of our CDIs and Common Stock.

The Company may from time to time raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size or price of future issuances of Common Shares or the size or terms of future issuances of debt instruments or other securities convertible into Common Shares, or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, or securities convertible into Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

Our Certificate of Incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of Preferred Stock having such designations, preferences, limitations and relative rights, including preferences over our CDIs and Common Stock respecting dividends and distributions, as our Board of Directors may determine. The terms of one or more classes or series of Preferred Stock could adversely impact the voting power or value of our CDIs and Common Stock. For example, we might grant holders of Preferred Stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might grant to holders of Preferred Stock could affect the residual value of our Common Stock.

The stock exchange on which the Company proposes to be listed may delist the Company’s securities from its exchange, which could limit investors’ ability to make transactions in the Company’s securities and subject the Company to additional trading restrictions.

The Company proposes to list its Common Stock on the Nasdaq. Such listing will be subject to the Company fulfilling all the listing requirements of the Nasdaq. If we fail to list our Common Stock on the Nasdaq, the liquidity for our Common Stock will be significantly impaired, which may substantially decrease the trading price of our Common Stock.

In addition, in the future, the Company’s securities may fail to meet the continued listing requirements to be listed on the Nasdaq. If the Nasdaq delists our Common Stock from trading on its exchange, the Company could face significant material adverse consequences, including:

•	a limited availability of market quotations for our Common Stock;

•

a determination that our Common Stock is a “penny stock” which will require brokers trading in our Common Stock to adhere to more stringent rules, which could result in a reduced level of trading activity in the secondary trading market for our Common Stock;

•	more limited news and analyst coverage for the Company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Sales by existing shareholders can reduce share prices.

Sales of a substantial number of our Common Stock in the public market could occur at any time. Such sales, or any market perception that substantial holders of our Common Stock intend to sell our Common Stock, could reduce the market price of our Common Stock. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities.

The Company is a holding company and, as such, it depends on its subsidiaries for cash to fund its operations and expenses.

The Company is a holding company and essentially all of its assets are the capital stock of its subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts all of its business through its subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will principally depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they are wholly-owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing any debt obligations. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.

Our Bylaws will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein. Our Bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. We note that there is uncertainty as to whether a court would enforce the choice of forum provision with respect to claims under the Securities Act, and that investors cannot waive compliance with the Securities Act and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our Bylaws described in the preceding sentence. This forum selection provision is not intended to apply to any actions brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our Bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or operating results.

ITEM 2.	FINANCIAL INFORMATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) summarizes the significant factors affecting the operating results, financial condition and liquidity, and cash flows of our Company for the years ended June 30, 2021 and 2020 and for the six-months ended December 31, 2021 and 2020. The discussion is based on the historical financial statements of ABR. The Company was incorporated under the laws of the state of Delaware to become the holding company of our business pursuant to the Reorganization. Prior to completion of the Reorganization, the Company will have had no business or operations and following completion of the Reorganization, the business and operations of the Company will consist solely of the business and operations of the subsidiaries of ABR. Accordingly, financial information for the Company and a discussion and analysis of its results of operations and financial condition for the period of its operation prior to the Reorganization would not be meaningful and are not presented. Following the Reorganization, the historical financial statements of ABR will be our financial statements as a continuation of the predecessor, and our future financial statements will consolidate ABR as an operating subsidiary. This MD&A should be read in conjunction with our consolidated financial statements, the accompanying notes to consolidated financial statements and other financial information included in this Registration Statement. Except for historical information, the matters discussed in this MD&A contain various forward-looking statements that involve risks and uncertainties and are based upon judgments concerning various factors beyond our control. Our actual results could differ materially from those anticipated in these forward-looking statements. All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Overview

The Company was incorporated in the State of Delaware on September 23, 2021. Our offices are located at 19500 State Highway 249, Suite 125, Houston, Texas. The Company’s website is http:/www.5eadvancedmaterials.com. The Company’s telephone number is +1 (442) 292 2120. The Company does not incorporate the information on or accessible through its website into this Registration Statement, and you should not consider any information on, or that can be accessed through, the Company’s website a part of this Registration Statement.

The Company is an exploration stage minerals extraction company with a significant identified borate resource located in the State of California. The following discussion summarizes our results of operations for the fiscal year ended June 30, 2021, and compares those results to the fiscal year ended June 30, 2020, and in addition summarizes the results of our operations for the three and six months ended December 31, 2021, and compares those results to the three and six months ended December 31, 2020.

Basis of Presentation and Principles of Consolidation

The audited consolidated financial statements for the fiscal years ended June 30, 2021 and 2020 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of ABR and its wholly-owned subsidiaries, Fort Cady Holdings Pty Ltd. and Fort Cady (California) Corporation. Intercompany transactions and balances, income and expenses and profit and losses resulting from intra-company transactions have been eliminated in full.

The consolidated financial statements are prepared on the going concern basis of accounting, which assumes the realization of assets and the satisfaction of liabilities in the ordinary course of business. As of June 30, 2021, the Company had recurring net losses from operations and an accumulated deficit of $40.7 million, cash and cash equivalents of $40.8 million and $39.3 million of net working capital. Management believes the Company will be able to pay its obligations that are due over the next twelve months from the issuance date of the financial statements.

The interim unaudited condensed consolidated financial statements for the three and six months ended December 31, 2021 and 2020 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. As of December 31, 2021, the Company had recurring net losses from operations and an accumulated deficit of $61.2 million, cash and cash equivalents of $53.7 million and $49.3 million of net working capital. Operating results for the six-month period ended December 31, 2021 are not necessarily indicative of the results that may be expected for the year ending June 30, 2022.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ materially from those estimates. The Company’s significant estimates and assumptions may include and the estimated useful lives and valuation of properties, plant and equipment, mineral rights and properties, deferred tax assets, reclamation liabilities and share-based compensation.

Foreign Currency Translation

Functional and reporting currency

Items included in the consolidated financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and its wholly owned subsidiary, Fort Cady Holdings Pty Ltd is the Australian dollar. The functional currency of Fort Cady (California) Corporation is the U.S. dollar. The reporting currency for these consolidated financial statements is U.S. dollars.

Transactions in foreign currency

Transactions made in a currency other than the functional currency are remeasured to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are remeasured to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are remeasured at historical rates. Foreign currency translation gains and losses are included in profit or loss.

Translation to reporting currency

The results and financial position of entities that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting date.

•

Income and expenses for each statement of operations are translated at average exchange rates, unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions.

•	All resulting exchange differences are recognized in other comprehensive income or loss.

Fair Value Measurements

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the party’s own credit risk.

Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these instruments approximate their carrying value unless otherwise noted.

Cash and Cash Equivalents

Cash comprises cash at bank and in hand. Cash equivalents consist of liquid investments with an original maturity when acquired of three months or less.

Mineral Rights and Properties and Exploration and Evaluation Costs

Mineral property acquisition costs, including indirectly related acquisition costs, are capitalized when incurred. Acquisition costs include cash consideration. Advance minimum royalty payments paid as part of a mineral lease are capitalized.

Since we do not have proven and probable reserves as defined by Regulation S-K 1300, exploration and evaluation expenditures are expensed as incurred. We expense mineral lease costs and repair and maintenance costs as incurred. When it is determined that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves under the SEC’s Regulation S-K 1300, development costs related to such reserves and incurred after such determination will be considered for capitalization. The establishment of proven and probable reserves is based on results of feasibility studies. Upon commencement of commercial production, capitalized costs will be amortized over their estimated useful lives or units of production, whichever is a more reliable measure. Capitalized amounts relating to a property that is abandoned or otherwise considered uneconomic for the foreseeable future will be written off.

Drilling, development and related costs are either classified as exploration and evaluation and charged to operations as incurred, or capitalized, based on the following criteria:

•	whether the drilling or development costs relate to a project that has been determined to be economically feasible, and a decision has been made to put the project into production; and

•

whether, at the time the cost is incurred: (a) the expenditure embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) the Company can obtain the benefit and control others’ access to it, and (c) the transaction or event giving rise to the Company’s right to or control of the benefit has already occurred.

Impairment of Long-Lived Assets

The carrying amount of long-lived assets is reviewed for impairment when events and circumstances indicate that such assets might be impaired. An asset is considered impaired when estimated future undiscounted cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not considered recoverable, the asset is adjusted to its fair value. Fair value is generally determined based on discounted future cash flows.

Properties, Plant and Equipment

Properties, plant and equipment are recorded at historical cost. Depreciation and amortization are provided in amounts sufficient to match the cost of depreciable assets to operations over their estimated service lives or productive value. Expenditures for improvements that significantly extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to operations when incurred. Depreciation is computed using the straight-line method over estimated useful lives as follows:

Building	7 – 15 years
Vehicles	5 years
Equipment	5-10 years

Assets under construction include roads, fencing, tailings facility, and land improvements and will be depreciated in accordance with the Company’s depreciation policy once placed in service.

Reclamation Obligations

The Company’s mining and exploration activities are subject to various laws and regulations, including legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time the property is removed from service. Reclamation obligations are recognized when incurred and recorded as liabilities at estimated costs of future expenditures. Reclamation obligations are based on when spending for an existing disturbance will occur. The disturbance from construction, exploration, and development activities is reclaimed on an ongoing basis. Reclamation associated with environmental monitoring programs will be classified as a long-term liability. However, because the Company has not declared proven and probable reserves as defined by the SEC’s Regulation S-K Subpart 1300, the timing of these reclamation activities is uncertain as the reclamation areas will only be utilized once the mineral property is operating. For activities that do not qualify for asset capitalization, the costs associated with the obligation are charged to operations. For other activities, the costs will be added to the capitalized costs of the property and amortized over the useful life of the mineral property. The reclamation obligation in connection with mineral properties and interests are reviewed on an annual basis unless otherwise deemed necessary.

Reclamation obligations are secured by certificates of deposit held for the benefit of the state of California in amounts determined by applicable federal and state regulatory agencies. Reclamation bond deposits were $1,085,624 as of December 31, 2021 and $1,084,408 as of June 30, 2021, respectively.

Leases

Effective July 1, 2019, the Company adopted ASC 842, Leases. The impact of this adoption was immaterial. Under ASC 842, we determine if a contractual arrangement is, or contains, a lease at the inception date. Right-of-use (“ROU”) assets and liabilities related to operating leases are separately reported in the consolidated balance sheets. The Company currently has no finance leases.

ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. When the rate implicit to the lease cannot be readily determined, the Company utilizes its incremental borrowing rate in determining the present value of the future lease payments. The incremental borrowing rate is derived from information available at the lease commencement date and represents the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The ROU asset includes any lease payments made and lease incentives received prior to the commencement date. Operating lease ROU assets could also include any cumulative prepaid or accrued rent when the lease payments are uneven throughout the lease term. The ROU assets and lease liabilities may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Lease liabilities are increased by interest and reduced by payments each period, and the ROU asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the ROU asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

Share-Based Compensation

The fair value of share-based compensation awards is measured at the date of grant and amortized over the requisite service period, which is generally the vesting period, with a corresponding increase in additional paid-in capital. The Company uses the Black-Scholes option valuation model to calculate the fair value of awards granted.

In the case of a share-based compensation award that is either cancelled or forfeited prior to vesting, the amortized expense associated with the unvested awards is reversed. A forfeiture rate is not estimated when determining the fair value of the options on the grant date.

Income (Loss) per Common Share

Basic net loss per common share is computed by dividing net loss, by the weighted average number of common shares outstanding. Dilutive loss per share includes any additional dilution from common stock equivalents. Diluted loss per share is not presented for the years ended June 30, 2021 and 2020, as the effect on the basic loss per share would be anti-dilutive. As of June 30, 2021 and 2020, respectively, stock options were excluded from the computation of diluted loss per share as our reported net losses for those periods would cause their exercise to have no effect on the calculation of loss per share.

Income Taxes

Income Taxes Income taxes are provided based upon the liability method of accounting pursuant to Accounting Standards Codification (“ASC”) 740-10-25, “Income Taxes – Recognition.” Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end.

In evaluating the Company’s ability to recover its deferred tax assets, management considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, the Company develops assumptions including the amount of future state and federal pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and the assumptions are consistent with the plans and estimates that the Company is using to manage the underlying businesses. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740-10-25-5 to allow recognition of such an asset.

The Company evaluates uncertain tax positions in a two-step process, whereby (i) it is determined whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority would be recognized.

Impact of the COVID-19 Pandemic

Since March 2020, several measures have been implemented in the United States, Australia, and the rest of the world in response to the increased impact from COVID-19. The full extent to which the COVID-19 pandemic and our precautionary measures may continue to impact our business will depend on future developments, which continue to be highly uncertain and cannot be predicted at this time, including, but not limited to, the duration and geographic spread of the pandemic, its severity, the actions to contain the virus or treat its impact, future spikes of COVID-19 infections resulting in additional preventative measures to contain or mitigate the spread of the virus, the effectiveness, distribution and acceptance of COVID-19 vaccines, including the vaccines’ efficacy against emerging COVID-19 variants, measures imposed by federal and state governments, including social distancing requirements, quarantine, vaccine mandates, travel restrictions and any further economic stimulus that may be provided, and how quickly and to what extent normal economic and operating conditions can resume. We believe this could have an adverse impact on our ability to obtain financing, development plans, results of operations, financial position, and cash flows during the current fiscal year.

While the Company experienced no true shut down of development activities as a result of the pandemic nor were any employees required to work remotely, the effects of COVID-19 on supply chains have directly impacted the Company’s equipment procurement activities and continue to do so. Material extended lead times for numerous items have caused delays on anticipated start-up timeframes and the related price increases due to scarcity of supply have also affected Company.

To the extent the COVID-19 pandemic adversely affects our business prospects, financial condition, and results of operation, it may also have the effect of exacerbating many of the other risks described in the “Risk Factors” section. See “Risk Factors” for a further discussion of the potential adverse impact of COVID-19 on our business, results of operations, and financial condition.

During the year ended June 30, 2020, the Company received a one-off loan from the U.S. Department of Treasury in respect of the COVID-19 pandemic. This loan was subsequently forgiven and non-taxable. This loan is captured under Other income in the amount of $73,115 for the year ended June 30, 2020 and there was no Other income for the year.

Recent Accounting Pronouncements

In December 2019, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 is part of the FASB’s overall simplification initiative and seeks to simplify the accounting for income taxes by updating certain guidance and removing certain exceptions. The updated guidance is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this ASU on July 1, 2021, and does not expect ASU 2019-12 to have a material effect on the Company’s consolidated financial statements other than modification of income tax disclosure.

In August 2020, FASB issued ASU No. 2020-06–Debt–Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The update is to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The update is effective for fiscal years beginning after December 15, 2021, including condensed periods within those fiscal years and with early adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In May 2021, FASB issued ASU No. 2021-04—Earnings Per Share (Topic 260), Debt— Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40) Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The updated is to clarify and reduce diversity in accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The update is effective for fiscal years beginning after December 15, 2021, including condensed periods within those fiscal years and with early adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

COMPARISON OF THE FISCAL YEARS ENDED JUNE 30, 2021 AND 2020

Results of Operations for the Fiscal Year Ended June 30, 2021, compared to the Fiscal Year Ended June 30, 2020

Results of Operations	For the fiscal year ended June 30,		% Change
	2021	2020
Costs and expenses
Exploration and evaluation	2,287,732	1,819,230	25.8
General and administrative	11,636,733	4,169,357	179.1
Environmental and reclamation	3,678,008	—	*
Depreciation expense	31,050	6,470	*

Total cost and expenses	17,633,523	5,995,057	194.1

Loss from operations	(17,633,523)	(5,995,057)	194.1
Non-operating income (expense)
Hydrology income	45,328	54,548	(16.9)
Other income	—	73,115	(100)
Interest income	8,745	9,107	(4.0)
Interest expense	(5,204)	(236,838)	(97.8)
Net foreign exchange loss	(1,668,514)	(97,963)	*

Total non-operating income (expense)	(1,619,645)	(198,031)	*

Net loss	(19,253,168)	(6,193,088)	210.9
Other comprehensive loss (income)
Reporting currency translation	(1,916,120)	(1,588)	*

Net loss and other comprehensive loss	(17,337,048)	(6,191,500)	180.0

*	Represents a percent change of greater than +/- 300%.

Continuing Operations

The Company had a total non-operating expense of $1,619,645 for the fiscal year ended June 30, 2021, compared to total non-operating expense of $198,031 in the fiscal year ended June 30, 2020. The significant increase in non-operating expenses was primarily due to a significant increase in net foreign exchange loss, from a loss of $97,963 in the fiscal year ended June 30, 2020 to a loss of $1,668,514 in the fiscal year ended June 30, 2021. The decrease in other non-operating expenses was due to lower interest rates in the 2021 fiscal year, less debt outstanding due to conversion of debt, lower sales of water from the water wells on the Project site and fluctuations in currency and a decline in the Australian dollar.

Interest income for the fiscal year ended June 30, 2021, fell from $9,107 for the fiscal year ended June 30, 2020 to $8,745 for the fiscal year ended June 30, 2021, due to lower interest rates in the 2021 fiscal year.

The Company periodically generates income from hydrology, which is the sale of water from the water wells on the Project site. There was a 16.9% decline in hydrology income from $54,548 in the fiscal year ended June 30, 2020 to $45,328 in the fiscal year ended June 30, 2021, due to lower sales of water from the water wells on the Project site.

The Company generated Other income of $73,115 during the year ended June 30, 2020, due to a one time loan from the U.S. Department of Treasury in respect of the COVID-19 pandemic. This loan was subsequently forgiven and non-taxable. There was $0 of Other income for the year ended June 30, 2021.

The Company generated a loss on foreign exchange of $1,668,514 for the fiscal year ended June 30, 2021, compared to a loss of $97,963 for the fiscal year ended June 30, 2020. The $1,570,551 (1,603%) increase in the loss was due to fluctuations in currency and a declining Australian dollar.

Expenses

Exploration and Evaluation Expenses

Exploration and evaluation expenses include drilling, site-prep, engineering, consumables, and other expenses associated with the exploration of the Project. The Company incurred exploration and evaluation expenses of $2,287,732 for the fiscal year ended June 30, 2021, compared to $1,819,230 for the fiscal year ended June 30, 2020. The $468,502 (25.8%) increase was due to increased exploration activities relating to the Project.

General and Administrative Expenses

General and administrative expenses include professional fees, costs associated with marketing, press releases, public relations, rent, salaries, sponsorships, share-based compensation and other expenses. The Company incurred general and administrative expenses of $11,636,733 for the fiscal year ended June 30, 2021 versus $4,169,357 for the fiscal year ended June 30, 2020. The $7,467,376 (179.1%) increase was predominantly due to increased share-based compensation, increasing from $2,655,797 in the fiscal year ended June 30, 2020, to $6,375,780 in the fiscal year ended June 30, 2021, with headcount increasing from 7 people in fiscal 2020 to 11 people in fiscal 2021, and associated increases in hiring support.

Environmental and Reclamation

Environmental and reclamation expenses include environmental drilling, testing, hydrology, permits, surveys, and other expenses associated with the environmental scope of the Project. The Company incurred $3,678,008 in environmental and reclamation expenses for the fiscal year ended June 30, 2021, compared to $0 for the fiscal year ended June 30, 2020. The $3,678,008 increase in environmental and reclamation expenses was due to approval of the Project’s permit and increased environmental activities to further support the Project.

Depreciation

The Company had $31,050 in depreciation expense for the fiscal year ended June 30, 2021, compared to depreciation expense of $6,470 for the fiscal year ended June 30, 2020. The $24,580 (379.9%) increase was due to assets placed in service.

Income Tax

The Company did not have any income tax expense or benefit for the fiscal year ended June 30, 2021, nor for the fiscal year ended June 30, 2020, as the Company did not generate any net income for either period. As of June 30, 2021 and 2020, there was a full valuation allowance of $7,940,661 and $5,057,510, respectively, which primarily relate to net operating losses. During the years ended June 30, 2021 and 2020, the Company did not record an income tax benefit for net operating losses incurred in each year, due to the uncertainty of realizing a benefit from those items.

Net Losses

The Company incurred a net loss of $19,253,168 for the fiscal year ended June 30, 2021 versus $6,193,088 for the fiscal year ended June 30, 2020. The $13,060,080 (210.9%) increase in net losses was primarily due to increased exploration and evaluation, increased general and administrative expenses and environmental and reclamation expenses to support the Project.

Liquidity and Capital Resources

Liquidity and Capital Resources for the Fiscal Year Ended June 30, 2021, compared to the Fiscal Year Ended June 30, 2020

	Fiscal Year Ended June 30
	2021	2020
Summary of Cash Flows:
Net cash used by operating activities	$(10,887,990)	$(2,380,752)
Net cash used by investing activities	$(12,958,314)	$(1,591,555)
Net cash provided by financing activities	$37,770,014	$28,602,572
Net increase (decrease) in cash and cash equivalents	$13,923,710	$24,630,265
Beginning cash and cash equivalents	$26,639,953	$2,029,955
Ending cash and cash equivalents	$40,811,269	$26,639,953

Operating Activities

Net cash used in operating activities for each of the above periods was primarily the result of net losses incurred in preparing us for operations. Net cash used in operating activities was $10,887,990 and $2,380,752 for fiscal 2021 and 2020, respectively. Net cash used in operating activities in fiscal 2021 included our net loss of $19,253,168 and $2,629 in interest earned on reclamation bond was offset by a $6,375,780 expense for share-based compensation, a $32,076 expense for common stock issued for consulting fees, an unrealized loss on exchange rate of $1,668,514, an increase in accounts payable and accrued liabilities of $230,694, $31,050 in depreciation expense, an increase of $16,762 of prepaid expenses and other current assets and an increase in accrued payroll of $12,931.

For fiscal year 2020, our net loss of $6,193,088 and $6,021 in interest earned on reclamation bond was offset by $2,655,797 share-based compensation expense, an increase in accounts payable and accrued liabilities of $950,459, an increase in accrued payroll of $109,356, an increase of $73,161 of prepaid expenses and other current assets, $23,114 unrealized loss on exchange rate and $6,470 depreciation expense.

Investing Activities

Net cash used in investing activities for the fiscal year ended June 30, 2021 of $12,958,314 resulted from $12,029,506 invested in additions to construction in progress for the SSBF, $776,650 required for reclamation bonds, $112,914 for additions to mineral rights and properties and $39,244 additions to properties, plant and equipment.

Net cash used in investing activities for the fiscal year ended June 30, 2020 of $1,591,555 resulted from $1,409,379 for additions to construction in progress for the SSBF, $105,806 for additions to mineral rights and properties and $76,370 for additions to properties, plant and equipment.

Financing Activities

Net cash provided by financing activities was $37,770,014 for the fiscal year ended June 30, 2021, which consisted of $30,109,764 of proceeds from the issuance of Common Stock and $9,235,962 of proceeds from the exercise of stock options, less $1,573,496 from share offering costs and $2,216 for payments on a note payable.

Net cash provided by financing activities was $28,602,572 for the fiscal year ended June 30, 2020, which consisted of $28,422,356 of proceeds from the issuance of Common Stock, $2,453,988 from the exercise of stock options and $2,000,000 from borrowings under convertible debt, less $1,402,172 in payments on convertible debt, $2,609,477 in share offering costs, $260,871 in borrowing costs and $1,252 payments on a note payable.

Future Capital Requirements

The Company expects to pursue additional financing activities to facilitate development activities at the Project and to fund working capital and our corporate operations. If the Company completes a bankable feasibility study for the Project and decides to develop the Project, this will require substantial additional funds, which would require future debt or equity financings.

If the Company needs to raise additional capital to fund its operations, funding may not be available on acceptable terms, or at all. If we are unable to obtain adequate financing, we may have to delay or stop development activities at the Project. The Company may seek to raise any necessary capital through a combination of public or private equity offerings, debt financings, partnerships, or off-take agreements. If the Company raises additional capital through debt financing, it may be subject to covenants limiting or restricting the Company’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If the Company decides to raise capital by issuing equity securities, the issuance of additional Common Stock or CDIs would result in dilution to its existing shareholders. The Company cannot give any assurance that it will be successful in completing any financings or that any such equity or debt financing will be available to it if and when required or on satisfactory terms.

If the Company decides to raise capital through strategic partnership or other arrangements with third parties, we may have to relinquish certain rights.

Contractual Commitments and Contingencies

Purchase Obligations

The Company had purchase order commitments of $2,749,205 and $4,997,155, in the fiscal years ending June 30, 2020 and 2021, respectively, each associated with construction works in progress.

Mineral Lease Payments

The Company has a mineral lease agreement for the purposes of obtaining exclusive rights to exploration at the Project. The mineral lease agreement requires the Company to make an annual minimum royalty payment of $75,000, escalated annually based on inflation, until the expiration date of the lease, October 1, 2021. Payments made during the fiscal years ended June 30, 2021 and 2020 were $107,502 and $105,806, respectively.

On September 16, 2021, the Company extended its mineral lease agreement with Elementis until July 1, 2022. The Company paid an advanced royalty payment of $86,608 as part of the lease extension.

Off-Balance Sheet Arrangements

During the fiscal years ended June 30, 2021 and 2020, the Company did not engage in any other off-balance sheet commitments, contingencies or arrangements as set forth in Item 303(b) of Regulation S-K.

COMPARISON OF THE INTERIM PERIODS FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

Results of Operations for the Three Months Ended December 31, 2021, compared to the Three Months Ended December 31, 2020

Results of Operations	For the three months ended December 31,		% Change
	2021	2020
Costs and expenses
Exploration and evaluation	1,009,421	430,457	134.5
General and administrative	7,792,583	1,697,183	*
Environmental and reclamation	2,015,293	560,295	259.7
Depreciation and amortization expense	19,880	6,081	226.9

Total cost and expenses	10,837,177	2,694,016	*

Loss from operations	(10,837,177)	(2,694,016)	*
Non-operating income (expense)
Other income	—	1,068	(100.0)
Interest income	1,222	251	*
Interest expense	(2,716)	(940)	188.9
Net foreign exchange gain (loss)	(199,878)	(1,136,046)	82.4

Total non-operating income (expense)	(201,372)	(1,135,667)	82.3

Net loss	(11,038,549)	(3,829,683)	188.2
Other comprehensive loss (income)
Reporting currency translation	(776,101)	(1,368,424)	43.3

Net loss and other comprehensive loss	(10,262,448)	(2,461,259)	*

*	Represents a percent change of greater than +/- 300%.

Continuing Operations

The Company had a total non-operating expense of $201,372 for the three months ended December 31, 2021, compared to total non-operating expense of $1,135,667 in the three months ended December 31, 2020. The significant decrease in non-operating expense was primarily due to a significant decrease in net foreign exchange loss as the company held cash primarily denominated in U.S. dollars, from an expense of $1,136,046 in the three months ended December 31, 2020 to an expense of $199,878 in the three months ended December 31, 2021.

Interest income for the three months ended December 31, 2021, rose from $251 for the three months ended December 31, 2020 to $1,222 for the three months ended December 31, 2021, due to increased assets in reclamation bonds earning interest in the quarter ended December 31, 2021.

The Company generated a loss on foreign exchange of $199,878 in the three months ended December 31, 2021, compared to a loss of $1,136,046 for the three months ended December 31, 2020. The $936,168 (82.4%) decrease was due to cash held in U.S. dollars versus Australian dollars and reducing currency exposure relative to the prior period.

Expenses

Exploration and Evaluation Expenses

Exploration and evaluation expenses include drilling, site-prep, engineering, consumables, and other expenses associated with the exploration of the Project. The Company incurred exploration and evaluation expenses of $1,009,421 for the three months ended December 31, 2021, compared to $430,457 for the three months ended December 31, 2020. The $578,964 (134.5%) increase was due to increased exploration activities relating to the Project.

General and Administrative Expenses

General and administrative expenses include professional fees, costs associated with marketing, press releases, public relations, rent, salaries, sponsorships, share-based compensation and other expenses. The Company incurred general and administrative expenses of $7,792,583 for the three months ended December 31, 2021 versus $1,697,183 for the three months ended December 31, 2020. The $6,095,400 (359.1%) increase was due to amounts payable in connection with our engagement with our U.S.-based advisory board and increasing headcount of employees to 20 people.

Environmental and Reclamation

Environmental and reclamation expenses include environmental drilling, testing, hydrology, permits, surveys, and other expenses associated with the environmental scope of the Project. The Company incurred $2,015,293 in environmental and reclamation expenses for the three months ended December 31, 2021, compared to $560,295 for the three months ended December 31, 2020. The $1,454,998 (259.7%) increase in environmental and reclamation expenses was due to the timing of the approval of the Project’s permit and increased environmental activities, specifically drilling of water monitoring wells, to further support the Project.

Depreciation and Amortization

The Company had $19,880 in depreciation and amortization expense for the three months ended December 31, 2021, compared to depreciation expense of $6,081 for the three months ended December 31, 2020. The $13,799 (226.9%) increase was due to assets placed in service.

Income Tax

The Company did not have any income tax expense or benefit for the three months ended December 31, 2021, nor for the three months ended December 31, 2020, as the Company did not generate any net income for either period.

Net Losses

The Company incurred a net loss of $11,038,549 for the three months ended December 31, 2021, compared to a net loss of $3,829,683 for the three months ended December 31, 2020. The $7,208,866 (188.2%) increase in net losses was primarily due to increased exploration and evaluation, increased general and administrative expenses and increased environmental and reclamation expenses to support the Project, offset by lower non-operating expenses in the quarter ended December 31, 2021 compared to the prior corresponding period.

Results of Operations for the Six Months Ended December 31, 2021, compared to the Six Months Ended December 31, 2020

Results of Operations	For the six months ended December 31,		% Change
	2021	2020
Costs and expenses
Exploration and evaluation	1,808,189	761,705	137.4
General and administrative	13,633,299	6,293,031	116.6
Environmental and reclamation	6,002,066	616,995	*
Depreciation and amortization expense	40,186	9,263	*

Total cost and expenses	21,483,740	7,680,994	179.7

Loss from operations	(21,483,740)	(7,680,994)	179.7
Non-operating income (expense)
Hydrology income	9,100	—	*
Other income	1,266	2,071	(38.9)
Interest income	1,804	1,114	61.9
Interest expense	(4,683)	(1,649)	184.0
Net foreign exchange gain (loss)	968,649	(2,012,989)	148.1

Total non-operating income (expense)	976,136	(2,011,453)	148.5

Net loss	(20,507,604)	(9,692,447)	111.6
Other comprehensive loss (income)
Reporting currency translation	829,888	(2,381,426)	134.8

Net loss and other comprehensive loss	(21,337,492)	(7,311,021)	191.9

*	Represents a percent change of greater than +/- 300%.

Continuing Operations

The Company had a total non-operating income of $976,136 for the six months ended December 31, 2021, compared to total non-operating expense of $2,011,453 in the six months ended December 31, 2020. The significant increase in non-operating income was primarily due to a significant increase in net foreign exchange gain, from an expense of $2,012,989 in the six months ended December 31, 2020 to income of $968,649 in the six months ended December 31, 2021. The increase in other non-operating income was due to sales of water from the water wells on the Project site and fluctuations in currency.

Interest income for the six months ended December 31, 2021, rose from $1,114 for the six months ended December 31, 2020 to $1,804 for the six months ended December 31, 2021, due to increased assets in reclamation bonds earning interest in the six months ended December 31, 2021.

The Company generated a gain on foreign exchange of $968,649 in the six months ended December 31, 2021, compared to a loss of $2,012,989 for the six months ended December 31, 2020. The $2,981,638 (148.1%) increase was due to fluctuations in currency and a declining Australian dollar in the prior period.

Expenses

Exploration and Evaluation Expenses

Exploration and evaluation expenses include drilling, site-prep, engineering, consumables, and other expenses associated with the exploration of the Project. The Company incurred exploration and evaluation expenses of $1,808,189 for the six months ended December 31, 2021, compared to $761,705 for the six months ended December 31, 2020. The $1,046,484 (137.4%) increase was due to increased exploration activities relating to the Project.

General and Administrative Expenses

General and administrative expenses include professional fees, costs associated with marketing, press releases, public relations, rent, salaries, sponsorships, share-based compensation and other expenses. The Company incurred general and administrative expenses of $13,633,299 for the six months ended December 31, 2021 versus $6,293,031 for the six months ended December 31, 2020. The $7,340,268 (116.6%) increase was due to amounts payable in connection with our engagement with our U.S.-based advisory board and increasing headcount of employees to 20 people.

Environmental and Reclamation

Environmental and reclamation expenses include environmental drilling, testing, hydrology, permits, surveys, and other expenses associated with the environmental scope of the Project. The Company incurred $6,002,066 in environmental and reclamation expenses for the six months ended December 31, 2021, compared to $616,995 for the six months ended December 31, 2020. The $5,385,071 increase in environmental and reclamation expenses was due to the timing of the approval of the Project’s permit and increased environmental activities, specifically drilling of water monitoring wells, to further support the Project.

Depreciation and Amortization

The Company had $40,186 in depreciation and amortization expense for the six months ended December 31, 2021, compared to depreciation expense of $9,263 for the six months ended December 31, 2020. The $30,923 (333.8%) increase was due to assets placed in service.

Income Tax

The Company did not have any income tax expense or benefit for the six months ended December 31, 2021, nor for the six months ended December 31, 2020, as the Company did not generate any net income for either period.

Net Losses

The Company incurred a net loss of $20,507,604 for the six months ended December 31, 2021, compared to a net loss of $9,692,447 for the six months ended December 31, 2020. The $10,815,147 (111.6%) increase in net losses was primarily due to increased exploration and evaluation, increased general and administrative expenses and increased environmental and reclamation expenses to support the Project, offset primarily by higher net foreign exchange gains in the six months ended December 31, 2021 compared to the prior corresponding period.

Liquidity and Capital Resources

Liquidity and Capital Resources for the Six Months Ended December 31, 2021, compared to the Six Months Ended December 31, 2020

	Six Months Ended December 31,
	2021	2020
Summary of Cash Flows:
Net cash used by operating activities	$(12,817,589)	$(3,787,886)
Net cash used by investing activities	$(2,807,348)	$(7,672,251)
Net cash provided by financing activities	$28,418,171	$2,810,709
Net increase (decrease) in cash and cash equivalents	$12,793,234	$(8,649,428)
Beginning cash and cash equivalents	$40,811,269	$26,639,953
Ending cash and cash equivalents	$53,743,264	$18,358,962

Operating Activities

Net cash used in operating activities for each of the above periods was primarily the result of net losses incurred in preparing us for operations. Net cash used in operating activities was $12,817,589 and $3,787,886 for the six months ended December 31, 2021 and 2020, respectively, which largely reflects the ramp-up in development activities at the Project site. Net cash used in operating activities in the six months ended December 31, 2021 included our net loss of $20,507,604, a net foreign exchange gain of $968,649, interest earned on reclamation bond of $1,216 and $294,896 of prepaid expenses and other current assets offset by a $3,087,464 expense for share-based compensation, a $3,408,030 expense for common stock issued for consulting fees, an increase in accounts payable and accrued liabilities of $2,017,088, $398,714 in accrued payroll, $40,186 in depreciation expense and $3,294 accretion of reclamation liability.

For the six months ended December 31, 2020, we incurred net losses of $9,692,447, $471,925 in accounts payable and accrued liabilities, $33,731 in accrued payroll, $636 of interest earned on reclamation bond, and $28,064 in prepaid expenses and other current assets, which were offset by $4,384,589 in share-based compensation expense, a $32,076 expense for common stock issued for consulting fees, a net foreign exchange loss of $2,012,989 and $9,263 in depreciation and amortization expense.

Investing Activities

Net cash used in investing activities for the six months ended December 31, 2021 of $2,807,348 resulted from $1,662,709 invested in additions to construction in progress, $1,058,031 invested in additions to properties, plant and equipment, and $86,608 for additions to mineral rights and properties.

Net cash used in investing activities for the six months ended December 31, 2020 of $7,672,251 resulted from $6,743,443 invested in additions to construction in progress, reflecting the purchase of equipment that was not currently in use and prepayments for design, engineering and construction services in respect of the Project, $112,914 for additions to mineral rights and properties, $776,650 in additions to reclamation bonds and $39,244 invested in additions to properties, plant and equipment.

Financing Activities

Net cash provided by financing activities for the six months ended December 31, 2021 was $28,418,171, which consisted of $26,309,067 in proceeds from the issuance of capital stock and $2,907,625 from the exercise of stock options, less $797,474 in share offering costs and $1,047 for payments on a note payable.

Net cash provided by financing activities for the six months ended December 31, 2020 was $2,810,709, which consisted of $2,852,663 from the exercise of stock options, less $40,769 in share offering costs and $1,185 payments on a note payable.

Contractual Commitments and Contingencies

Purchase Obligations

The Company had purchase order commitments of $6,898,000 in respect of construction works in progress as of December 31, 2021.

Mineral Lease Payments

The Company has a mineral lease agreement with Elementis for the purposes of obtaining exclusive rights to exploration at the Project. The mineral lease agreement requires the Company to make an annual minimum royalty payment of $75,000, escalated annually based on inflation, until the expiration date of the lease, October 1, 2021. On September 16, 2021, the Company extended its mineral lease agreement with Elementis until July 1, 2022. Payment of $86,608 was made during the six months ended December 31, 2021, in respect of an advanced royalty payment under the mineral lease agreement.

ITEM 3.	PROPERTIES

Under Regulation S-K 1300, companies engaged in significant mining operations are classified into three categories—exploration stage, development stage and production stage. Exploration stage issuers include all issuers engaged in the preparation of mineral asset projects containing no material property with mineral reserves disclosed for extraction. Once an issuer discloses a mineral reserve for extraction on at least one property, pursuant to Regulation S-K 1300, they will be considered a “development stage issuer” and once an issuer is engaged in material extraction of mineral reserves on at least one property, they will be considered a “production stage issuer.” The Company is classified as an “exploration stage issuer” for purposes of Regulation S-K 1300, in the business of acquiring and developing mineral properties that may contain recoverable deposits of boron in the form of boric acid (H3BO3), lithium in the form of lithium carbonate (LiCO3) and potential by-products of sulphate of potash (K2SO4) (“SOP”), gypsum and hydrochloric acid (“HCl”).

The Company owns the Project, which is described below and under “Item 1. Description of Business.” The Company also has an earn-in right to acquire a 100% interest in the Salt Wells Projects in the State of Nevada, which is described below and under “Item 1. Description of Business.”

The Company leases its principal executive office space at 19500 State Highway 249, Suite 125, Houston, Texas, which lease expires on December 31, 2025, subject to one three-year renewal option.

The Company also has a site office at 9329 Mariposa Suite 210, Hesperia, California, which lease expires February 29, 2024, subject to two three-year renewal options.

Fort Cady Integrated Boron Facility

Project Location

The Project is located in the Mojave Desert region in eastern San Bernardino County, California, approximately 36 miles east of Barstow, near the town of Newberry Springs and two miles south of Interstate 40 (“I-40”). The Project lies approximately 118 miles northeast of Los Angeles, California, or approximately half-way between Los Angeles and Las Vegas, Nevada. Access to the Project is eastbound from Barstow on I-40 to the exit for Newberry Springs. From the exit of New Berry Springs, travel continues south on County Road 20796 for 2.2 miles to an unnamed dirt road bearing east for another 1.1 miles to the mine office and plant site at the Project.

The Project area operates with electricity and is well served by other infrastructure, including I-40 and the main BNSF rail line serving Los Angeles, California running immediately north alongside I-40. There are three main natural gas transmission lines along the I-40. The two southern transmission lines are owned and operated by Southern California Edison, while the northern transmission line is owned and operated by Kinder Morgan. The port of Los Angeles and its sister port, the port of Long Beach, are in close proximity. Personnel resources are available, and labor can be sourced from Barstow, California.

We believe the Fort Cady deposit is in a highly prospective area for borate and lithium mineralization. The deposit is situated in the Hector evaporite basin and is in close proximity to an Elementis-owned Hectorite lithium clay mine (the “Hectorite Mine”). The Project has a similar geological setting as RTB’s Boron open-pit mine and Nirma Limited’s Searles Lake operations, situated approximately 75 miles west-northwest and 90 miles northwest of the Project, respectively.

The approved Project area, as defined in the land use operating permits, covers an area of approximately 343 acres.

Mineral Tenure

Mineral tenure for the Project is through a combination of federal mining claims, a mineral lease, and private fee simple lands. These include 1,010 acres of fee simple patented or privately held land; 2,380 acres of unpatented claims held by FCCC; and 1,520 acres of unpatented claims leased by FCCC from Elementis.

Other areas surrounding the Project area include patented and unpatented lands of the Hectorite Mine directly west of the Project and unclaimed public lands managed by the U.S. Department of Interior, Bureau of Land Management (“BLM”) to the north and east. Land south of the Project area are part of the U.S. Marine Corps Twentynine Palms Base.

FCCC owns two parcels of fee simple lands in Sections 25 and 36, Township 8 North, Range 5 East, SBM. An electrical transmission corridor operated by Southern California Edison (“SCE”) tracts north-eastward through the fee lands with SCE having surface and subsurface control to a depth of 500 feet and affecting approximately 91 acres of land owned by FCCC. While this limits access to the land, mineralization occurs at depths in excess of 1,000 feet, which is still accessible to solution mining. FCCC currently holds two unpatented lode claims and 117 unpatented placer claims.

FCCC entered into a mineral lease agreement with Elementis to examine the mineral potential and develop commercial mining operations for a group of mining claims that are adjacent to the Hectorite Mine. The lease covers 36 unpatented placer claims, 15 unpatented lode claims, a diagonal swath of two unpatented placer claims, and excludes any and all patented claims. The lease carries a 3% royalty on net returns from all ores, minerals, or other products produced from the leased lands. The lease became effective on October 1, 2011, with a duration of 10 years with certain provisions to extend the lease. FCCC and Elementis executed a lease extension to the duration to July 1, 2022, while the parties continue to actively negotiate terms and conditions for a new mining lease.

Finally, the State of California owns approximately 272 acres of land in Section 36, Township 8 North, Range 5 East, SBM. This land is potentially available to FCCC through a mineral lease from the California State Lands Commission.

Overview of Mining Properties Locations

Project History

Colemanite was first discovered at Fort Cady in 1964 and the Project had a long history of exploration and pre-development activities prior to being acquired by ABR in May 2017, including license acquisition, drilling and resource estimation, well-testing, metallurgical testing, feasibility studies and pilot plant infrastructure.

Duval Corporation evaluated the Fort Cady deposit in the late 1970s and early 1980s, completing over 30 diamond drill exploration holes upon which an initial resource estimate was defined. Duval Corporation commenced limited-scale solution mining in 1981. An additional 17 production wells were completed in the following years which were used for injection testing and pilot-scale operations. In July 1986, an additional series of tests were conducted by Mountain States Mineral Enterprises Inc. In these tests, a diluted hydrochloric acid solution was injected through a well into the ore body and a boron-rich solution was withdrawn from the same well. Boric acid average head grade of 3.7% was achieved by Mountain States when using acid injection. In July 1986, Fort Cady Minerals Corp. was formed with the view of commencing pilot-scale testing. The first phase of pilot plant operations was conducted between 1987 and 1988.

Approximately 450 tonnes of boric acid were produced during this time. Given the promising results of the pilot-scale tests, the project was viewed to be commercially viable. Concentrated permitting efforts for commercial-scale operations began in early 1990. Final approval for commercial-scale solution mining and processing was obtained in 1994.

Extensive feasibility studies, detailed engineering and test works were undertaken in the late 1990s and early 2000s. This included an initial phase of small-scale commercial operations between 1996 and 2001, during which approximately 1,800 tonnes of a synthetic colemanite product (marketed as “CadyCal 100”) was produced. CadyCal was produced using sulphuric acid as the leachate which resulted in gypsum precipitation underground and in the surface piping. In 2001, the operation was ceased due to low product pricing and other priorities of the controlling entity.

In May 2017, ABR entered into a share purchase agreement with the then owner of the Project, Atlas Precious Metals, Inc., pursuant to which ABR acquired the mining rights to the Project and the land titles located in and around the Project area.

Access and Infrastructure

The plant site currently has a 1,600 square foot mine office building, storage buildings, a prepared level pad for the SSBF (20 acres), and a gypsum storage area occupying 17 acres. Following further dissolution testing to determine recovery rates, Agapito Associates (“Agapito”) will complete a wellfield design for the Project. Engineering and construction are progressing for the SSBF. Once operational, the SSBF should provide many of the necessary parameters that will lead to design of the wellfield and processing plant for initial production of Phase 1 of the Project (110,000 tons per annum of boric acid equivalent boron specialty advanced materials and boric acid and potentially lithium, gypsum and SOP). Access to the Project is via I-40, eastbound from Barstow to the exit for Newberry Springs. The BNSF Railroad main line from Las Vegas to Los Angeles runs subparallel to I-40. Connection to a rail spur is being considered for the Project for purposes of loading and unloading materials to and from the plant. San Bernardino County operates six general aviation airports with the closest airport to the Project being the Barstow-Daggett Airport located approximately 23 miles west of the Project on the National Trails Highway. Commercial flight service is available through five airports in the greater Los Angeles area and in Las Vegas. A dedicated cargo service airport is located approximately 65 miles southwest of the Project.

Construction of an in-situ leaching mining operation and processing plant at the Project will require local resources of contractors, construction materials, energy resources, employees, and housing for employees. The Project has good access to I-40 which connects it to numerous sizable communities between Barstow and the greater Los Angeles area offering access to transportation, construction materials, labor and housing. Plant access roads will require upgrades and some roads may require paving, while new access roads are also being considered. The Project currently has limited electrical service that is sufficient for mine office and storage facilities on site but will require an upgrade for plant and wellfield facilities. An economic trade-off study is currently being conducted to evaluate co-generation of power and an upgraded powerline to the Project. An electrical transmission corridor operated by SCE extends north-eastward through the eastern part of the Project. The Project has two water wells located nearby to support in-situ leaching operations. Currently no natural gas connects to the Project, but the Company is negotiating services with two suppliers in the region with a gas transmission pipeline located proximal to the Project. A natural gas pipeline will be required to connect to the transmission pipeline to provide heat and power for the processing plant. Storage for materials (products and consumables) will need to be built near the plant site including a stacking system for gypsum.

Feasibility Studies

The Initial Study for the Project was prepared on the basis of a JORC Code compliant mineral resource and reserve estimate and completed in December 2018. The Initial Study contemplated a three-phase project which, in full production, would produce 450,000 tons per annum of boric acid and 120,000 tons per annum of SOP. ABR subsequently modified the Project plan in January 2019 by allowing for a starter operation, which split the previously announced Phase 1 into two subphases, Phase 1A and Phase 1B, and provided a lower upfront capital requirement to assist financing flexibility. Full production metrics remained unchanged from the Initial Study.

In April 2020, ABR completed the Second Study, which built on the Initial Study announced in January 2019 by incorporating further engineering work completed, as well as value engineering that resulted in a substantial increase in proposed SOP production and increasing boric acid production by 50% in Phase 1A. A third sub-phase, Phase 1C, was added to decouple boric acid and SOP production in Phase 1B resulting in the following targeted production rates:

•	Phase 1A: 20,000 tons per annum of SOP and 9,000 tons per annum of boric acid;

•	Phase 1B: 60,000 tons per annum of SOP; and

•	Phase 1C: 81,000 tons per annum of boric acid.

The Second Study, which was also prepared on the basis of the JORC Code compliant mineral resource and reserve estimate, evaluated solution mining of Fort Cady’s borate deposit to produce a high purity (+99.9%) boric acid product along with SOP.

In June 2020, ABR secured financing to fully fund the Phase 1A starter operation and was subsequently awarded its final substantive permit in August 2020. The financing included A$63 million share placement ($45,966,236) and A$7.9 million ($6,021,952) convertible note. In February 2021, the convertible note was converted into ordinary shares of ABR. These funds are being used for ongoing activities to progress the Project.

In May 2021, the Company announced the deferral of the approach that saw Phase 1 delivered in three sections. It is now focused on delivering Phase 1 in its entirety. It is also considering an option that brings forward the construction of Phase 2.

In October 2021, the Company announced various engineering initiatives that are underway, including targeting production to match the size of the off-the-shelf equipment to optimize value, production rate and capital expenditure. The two base case mine options currently under consideration are:

•

Option 1 – Combining all planned Phase 1 operations into 110,000 tons per annum of boric acid equivalent boron specialty products and boric acid and the potential to produce lithium carbonate, by-product and gypsum; and

•

Option 2 – Larger operation combining Option 1 above with planned Phase 2 operation to deliver 275,000 tons per annum of boric acid equivalent boron specialty products and boric acid and the potential to produce lithium carbonate, by-product SOP and gypsum.

The Company is currently updating the Project studies and development model with a view to strengthening the Project metrics and being in a position to commence construction in 2022. The Company has retained Agapito to perform additional dissolution tests on the injection solution that will further test acid concentration and whether further enhancements can be gained with elevated temperatures, pressures, and with adding varying amounts of calcium chloride to retard calcite dissolution in favor of borate dissolution. Results of dissolution testing will provide input to a wellfield design study by Agapito. The Company has also initiated engineering and design for a SSBF. Once the SSBF is operational, it will provide refined inputs for estimating capital and operational expenditures to assist in determining the economic recoverability of mineral resources for the Project in a BFS.

Plan of Operations

Upon successful development of the Project, the Company expects to mine and process colemanite to produce boric acid and lithium with by-product SOP, gypsum and HCl. The Company expects to derive revenue principally from the sale of boron specialty advanced materials, boric acid, lithium and SOP. It is expected that gypsum will be sold to the local cement industry or sold as soil conditioner. We believe that operating both the boric acid solution mine and SOP facilities provides the Company with the opportunity to expand its sales markets into boron enriched specialty fertilizers (using boron as a micro-nutrient) and to enhance the financial metrics and risk profile of the boric acid solution mine by using the HCl produced in SOP production.

The Fort Cady deposit is planned to be mined via in-situ leaching solution mining to recover borate and lithium from the mineralized horizons, which is a technique that has been utilized for several decades in the production of uranium, salt, potash and soda ash. The use of in-situ technology for boron extraction was developed on the Fort Cady property in the 1980s. A small-scale commercial operation operated on the Fort Cady property between 1995 and 2001. The conventional Mannheim furnace process (utilized in the production of over 50% of SOP production worldwide) will be used to produce SOP (and HCl feedstock) on-site. In-situ solution mining depends on void spaces and porosity, permeability, ore zone thickness, transmissivity, storage coefficient, piezometric surface, and hydraulic gradient as well as reaction and extraction method efficiencies. There are various ways of developing the wellfield for in-situ leaching, including a “push-pull” mechanism where wells function as both injection and recovery wells; line drive; and multiple spot patterns. In addition to the vertical wells, horizontal drilling for well development is also being evaluated as a potential option for the Project. The mine wellfield development and the pattern will ultimately depend on the hydrogeologic model and the cost benefit analysis of various patterns and options.

The recovery of boron from the colemanite mineral at Fort Cady will be performed by injecting a weak hydrochloric acid (HCl) solution (containing <6% HCl in substantially recycled water solution) through wells drilled into the colemanite ore body. The injected acid remains in the formation for a limited period of time to allow reaction with the alkaline ore body and leach the colemanite ore. Boric acid and calcium chloride will be withdrawn from the wells as products of the chemical reaction.

The extracted solution will be pumped to the processing facility where boric acid will be crystallized from the solution or where alternate processing of the solution will be performed to produce boron specialty advanced materials. Lithium and gypsum will be recovered from the remaining solution with the final solution being substantially recycled back into the boron solution mine. The crystallized boric acid will be dried, sized, and bagged as final product. Other boron products will be prepared for market, as required, by end-use customers. Lithium is likely to be produced via Direct Lithium Extraction (“DLE”) and converted into lithium carbonate, while by-product gypsum will either be dried and sold or stored in the gypsum storage facility for later sale. Within the processing facility, some HCl will be regenerated from the gypsum precipitation process as a result of the sulphuric acid acidification of the process waste stream. The weak HCl solution will be combined with recycled water and Mannheim generated HCl to produce the make-up solution for reinjection into the formation. The process operates a zero liquid discharge evaporator and produces no liquid waste.

In addition to processing boron specialty advanced materials, boric acid, lithium and gypsum, the processing facility will also incorporate Manheim furnaces to process muriate of potash (“MOP” or “potassium chloride”) to produce SOP. The production of SOP yields HCl as a by-product to be used for the boric acid solution mine ore extraction.

Mineral Resource Estimate

In September 2021, the Company engaged Millcreek Mining Group (“Millcreek”) to complete an Initial Assessment Report for the Project (the “Report”) in accordance with the Regulation S-K 1300 rules and guidance of the SEC. The Report concluded that the Project contained an estimated combined 97.55 million tons of Measured Mineral Resource plus Indicated Mineral Resources with an average grade of 6.53% boron oxide and 324 parts per million Lithium, using a 5% cut-off grade for boron oxide. A cut-off grade of 5% B2O3 was previously established by Duval and was carried forth by the Company’s external geologists in their JORC Code resource reporting. This cut-off grade has been used for resource estimation purposes while work continues to determine the pregnant leach solution brine grade and processing plant costs. While additional testing is carried on for dissolution rates and recovery by Agapito, as well as on-going engineering and design of the SSBF, a cut-off grade of 5% B2O3 equates to an 8.9% H3BO3 grade which is considered adequate and appropriate to account for mining losses and recovery for solution mining. The Report also identified 11.43 million tons of Inferred Mineral Resource under mineral control by FCCC, such quantities may not be converted to a Mineral Reserve, as defined under Regulation S-K 1300. Approximately 91.21 million tons, or 94%, of the mineral resources controlled by FCCC occurs within the operating permit region approved for commercial-scale operations, which was awarded to FCCC in 1994. The Report noted that 27.58 million tons, or 25%, of the total mineral resources is contained within the electrical transmission corridor operated by SCE. While SCE maintains control of the surface and resources to a depth of 500 feet, it does not impinge on FCCC’s mineral rights for boron oxide and lithium, which occur at depths in excess of 1,000 feet. The Report also stated that the resource boundary contains an estimated 23.18 million tons at a grade of 6.82% boron oxide of “Uncontrolled Resources,” which are resources the Company does not have mineral rights to exploit.

A high-level economic analysis, including current assumptions, has been prepared to support the mineral resource estimation. Key assumptions used in the economic assessment include: an in-situ leaching mining operation delivering 5% boric acid in solution to an above ground processing plant; operating costs of $587 per tonne of boric acid produced; 92% conversion of boric acid in solution to saleable boric acid powder (recovery rate); 80% recovery of in-situ boron (extraction ratio) and an average sales price of US$900 per tonne of boric acid. A high-level financial model using a discount rate of 8% delivered a positive net present value to support the cut-off grade and more broadly the resulting mineral resource estimation. Potential by-product production of lithium, SOP and gypsum has been excluded from the financial model and may ultimately provide the potential for a reduction in the cut-off grade.

We are currently undertaking additional engineering and testing work to refine dissolution and recovery rates, wellfield design and the SSBF will provide parameters leading toward designing a processing facility. Additional studies that include detailed mine planning, geotechnical and hydrologic evaluations, full market studies and economic evaluations still need to be performed. At this time, based on the assessment performed, the QP believes there are reasonable prospects for economic extraction of the mineral resource. Once the Project has advanced through dissolution testing, wellfield design and operation of the SSBF, economic analysis is planned to be addressed in a bankable feasibility study complying with Regulation S-K 1300 requirements.

Methodology

Millcreek prepared the Report to evaluate the resources and development activities performed by FCCC to advance the Project to a viable in-situ leaching operation. The Report was prepared in accordance with the Regulation S-K 1300 rules and guidelines of the SEC. The “Qualified Person” (“QP”), as such term is defined by Regulation S-K 1300, for the Report was Steven Kerr, CPG. Mr. Kerr is the Principal Consultant – Geology at Millcreek, with over 36 years’ experience in exploration and resource evaluation. Mr. Kerr is a Certified Professional Geologist with the American Institute of Professional Geologists (CPG-10352), a recognized professional organization of the Committee for Mineral Reserves International Reporting Standards. Mr. Kerr is not an employee of the Company, and neither Mr. Kerr nor Millcreek is affiliated with the Company or another entity that has an ownership, royalty, or other interest in the Project. The effective date of the Report and the mineral resource estimate included therein is October 15, 2021.

Mineral resources were classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K into Measured, Indicated and Inferred Mineral Resources. The classification is based upon an assessment of geological and mineralization continuity and quality assurance/quality control (“QA/QC”) procedures in place.

The database used for the mineral resource estimate includes 34 drill holes completed by Duval, 3 drill holes completed by Mountain States Mineral Enterprises, Inc. (“FCMC”) and 14 drill holes completed by the Company, for a cumulative total of 51 drill holes and a cumulative sampled length of 24,823.6 meters (81,421.4 feet). The database was provided to Millcreek in a digital format, representing the Project’s exploration dataset as of July 19, 2021. The QP completed a thorough review and verification of the drilling database and found that reasonable care was taken to collect and dispatch samples for analysis and the database is of sufficient quality to support a mineral resource estimate.

Fort Cady Project Mineral Resource Estimate as of October 15, 2021

Measured Mineral Resource	Horizon	Tonnage (million tons or Mt)	Boron Oxide (B2O3) (weight %)	Boric Acid (H3BO3) (weight %)	Lithium (Li) (ppm)	Boron Oxide (B2O3) (Mt)	Boric Acid (H3BO3) (Mt)
FCCC Fee Lands	UMH[1]	0.03	5.73	10.17	259	0.00	0.00
	MMH[2]	7.01	6.31	11.20	317	0.44	0.79
FCCC Fee lands—Transmission Corridor	MMH	5.24	6.51	11.55	293	0.34	0.61
FCCC—Elementis Leased Lands	UMH	0.75	6.64	11.79	264	0.05	0.09
	MMH	18.59	6.74	11.98	349	1.25	2.23
	IMH[3]	4.34	6.35	11.27	324	0.28	0.49

Total Measured Mineral Resource		35.96	6.57	11.67	330	2.36	4.20

Indicated Mineral Resource	Horizon	Tonnage (million tons or Mt)	Boron Oxide (B2O3) (weight %)	Boric Acid (H3BO3) (weight %)	Lithium (Li) (ppm)	Boron Oxide (B2O3) (Mt)	Boric Acid (H3BO3) (Mt)
FCCC Fee Lands	UMH	0.87	5.73	10.17	259	0.05	0.09
	MMH	29.00	6.47	11.50	329	1.88	3.33
FCCC Fee lands—Transmission Corridor	MMH	20.41	6.51	11.55	293	1.33	2.36
FCCC—Elementis Leased Lands	UMH	0.31	6.68	11.87	251	0.02	0.04
	MMH	7.70	6.74	11.98	349	0.52	0.92
	IMH	3.29	6.40	11.37	324	0.21	0.37

Total Indicated Mineral Resource		61.59	6.51	11.55	318	4.01	7.12

Total Measured + Indicated Mineral Resource		97.55	6.53	11.61	324	6.37	11.31

Inferred Mineral Resource	Horizon	Tonnage (million tons or Mt)	Boron Oxide (B2O3) (weight %)	Boric Acid (H3BO3) (weight %)	Lithium (Li) (ppm)	Boron Oxide (B2O3) (Mt)	Boric Acid (H3BO3) (Mt)
FCCC Fee Lands	UMH	0.03	5.73	10.17	259	0.00	0.00
	MMH	6.46	6.55	11.42	334	0.42	0.75
FCCC Fee lands—Transmission Corridor	MMH	0.59	5.64	10.01	330	0.03	0.06
FCCC—Elementis Leased Lands	UMH	1.93	6.51	11.55	293	0.13	0.22
	MMH	0.27	6.74	11.98	349	0.02	0.03
	IMH	2.14	6.32	10.48	330	0.14	0.24

Total Inferred Mineral Resource		11.43	6.40	11.37	324	0.74	1.31

(1)	“UMH” is Upper Mineralized Horizon.
(2)	“MMH” is Major Mineralized Horizon.
(3)	“IMH” is Lower Mineralized Horizon.

The Report was prepared based primarily on information provided by the Company, is subject to certain assumptions and is qualified by various limitations. The foregoing summary description of the Report is qualified by the full Report, which is included as an exhibit to this Registration Statement and incorporated herein by reference.

Internal controls disclosure

The Report indicates that the QA/QC procedures for the Duval and FCMC drill holes are unknown though the work products compiled during these historic drilling campaigns, suggests they were carried out by competent geologists following procedures considered standard practice at those times. Discussions held with the exploration geologist for Duval at the time of drilling and sampling, indicate that Duval had internal QA/QC procedures in place to ensure that assay results were accurate. Geochemical analyses were carried out using X-Ray Fluorescence Spectrometry (“XRF”). XRF results were reportedly checked against logging and assay data.

For the Company’s database of drill holes, entire core hole sequences were sampled and dispatched by commercial carrier to the Saskatchewan Research Council (“SRC”) for geochemical analysis. As part of the Company’s QA/QC procedures, internationally recognized standards, blanks and duplicates were inserted into the sample batches prior to submitting to SRC. SRC has been accredited by the Standards Council of Canada and conforms with the requirements of ISO/IEC 17025.2005. Upon receipt of samples from the Company, SRC completed an inventory of samples received, completing chain of custody documentation, and providing a ledger system to the Company tracking samples received and steps in process for sample preparation and analysis. Core samples were dried in their original sample bags, then jaw crushed. A subsample was split out using a sample riffler. The subsample was then pulverized with a jaw and ring grinding mill. The grinding mill was cleaned between each sample using steel wool and compressed air or by silica sand. The resulting pulp sample was then transferred to a barcode labelled plastic vial for analysis. All samples underwent a multi-element Inductively Coupled Plasma Optical Emission Spectroscopy (“ICP-OES”), using a multi-acid digestion for a range of elements. Boron was also analyzed by ICP-OES but underwent a separate digestion where an aliquot of the sample was fused in a mixture of NaO2/NaCO3 in a muffle oven, then dissolved in deionized water, prior to analysis. Major oxides were reported in weight percent. Minor, trace, and rare earth elements were reported in ppm. The detection limit for boron was 2 ppm and 1 ppm for lithium.

For the Company’s database of drill holes, a total of 2,118 core samples and 415 control samples were submitted for multi-element analysis to SRC. The Company submitted control samples, in the form of certified standards, blanks and coarse duplicates (bags with sample identification supplied by the Company for SRC to make duplicate samples). In addition to these control samples, SRC also submitted their own internal control samples in the form of standards and pulp duplicates. Certified standards, prepared by the National Institute of Standards and Technology, were submitted as part of the Company’s QA/QC procedures. No two standards in any single batch submission were more than two standard deviations from the analyzed mean, implying an acceptable level of precision of SRC instrumentation. SRC assayed two different standards, for its own QA/QC protocol and the QP found that the analytical precision for analysis of both standards was reasonable, with no two standards in any single batch submission being more than two standard deviations from the analyzed mean.

Blank samples inserted by the Company consisted of non-mineralized marble. One hundred and thirty-five blank samples were submitted, all of which had assay results of less than 73 ppm boron. The level of boron detected in the blanks was likely sourced from pharmaceutical (borosilicate) glass used during sample digestion. These boron concentrations are considered immaterial in relation to the boron levels detected in the colemanite mineralization and do not appear to represent carryover contamination from sample preparation. Lithium levels in the blank samples were also at acceptable levels with the majority of assays less than 15 ppm lithium. The four highest lithium levels in the blanks immediately followed samples that contained relatively high lithium concentrations. Overall, the concentration of the primary elements of interest (boron and lithium) in the blank samples were at levels considered to be acceptable, implying a reasonable performance for sample preparation.

A total of 136 duplicate samples were submitted to the SRC. The Company commissioned SRC to compose coarse duplicate samples using a Boyd rotary splitter. There was a good correlation between original and duplicate samples with a reasonable level of precision maintained in the results.

In their report, Millcreek made recommendations to advance the geology and resource characteristics for the Project that includes the following:

•	Additional delineation drilling of 15 drill holes to further refine resource classification and to further test resource potential on the southern land holdings;

•	Standardizing sample lengths in future drilling to reduce sampling and analytical costs;

•

Mineralogical testing to identify the source of lithium mineralization along with testing of pregnant leach solution to help determine recovery and what processes might be required to extract lithium and steps to produce lithium carbonate LiCO3 and or lithium hydroxide LiOH(H2O)n;

•	Consider using seismic and electromagnetic surveying to assist in understanding structural setting a facies in the Project area; and

•	Perform further analysis to determine if economics will support a lower cut-off grade for boron oxide B2O3.

Salt Wells Projects

In addition to the Project, the Earn-in Agreement with Great Basin Resources Inc. allows the Company to acquire a 100% interest in the Salt Wells Projects in the State of Nevada on the incurrence of $3 million in expenditures attributed to the Salt Wells Projects. The Salt Wells Projects cover an area of 14 square miles and are considered prospective for borates and lithium in the sediments and lithium in the brines within the project area. The Salt Wells Projects are located in Churchhill County, Nevada, 15.5 miles southeast on Route 50 from the town of Fallon, Nevada. The Salt Wells Projects are within close proximity to the Interstate 80 corridor, which provides ample access to infrastructure including rail and ports. The town of Fallon has a population of over 9,000 according to the 2020 United State Census Bureau as well as a municipal airport. The Salt Wells North project consists of 171 mineral claims and the Salt Wells South project consists of 105 mineral claims, with each claim being 20 acres.

Salt Wells and Ft. Cady Properties (May, 2018)

Oregon
Idaho
Wyoming
Salt Wells
Nevada
Utah
California
Ft. Cady
Arizona
N
Fallon
Salt Wells
0 5 10 15 Miles
Barstow
Ft. Cady
0 10 20 30 40 Miles
PROJECTION UTM NAD83 Feet

This data has been digitized within limited constraints as to accuracy and should not be used to locate the exact extents of parcels without a field survey. Boundaries are based on GIS datasets derived from public sources. ALL ONE RIVER GIS

Surface salt samples from the Salt Wells North project area were assayed in April 2018 and showed elevated levels of both lithium and boron with several results of over 500 ppm lithium and over 1% boron. With the Company’s focus on Fort Cady, the Company has decided to defer spending commitments under the Earn-in Agreement at the Salt Wells Projects. In July 2020, the Company renegotiated the Earn-in Agreement expenditure requirements at the Salt Wells Projects. Under the renegotiated Earn-in Agreement, the Company has made funding commitments of $100,000 in fiscal year 2021, $300,000 in fiscal year 2022, $600,000 in fiscal year 2023, $800,000 in fiscal year 2024, and $1,200,000 in fiscal year 2025. The Company is responsible for payment of annual mineral claims to the Bureau of Land Management, and the Earn-in Agreement with Great Basin Resources Inc. provides for a 3% revenue royalty if concentrates or ore of minerals are sold in the future.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Shares Owned by Directors and Named Executive Officers

In connection with the Reorganization, our directors and executive officers will receive CDIs or shares of Common Stock with respect to ABR ordinary shares they own in the same manner as other ABR shareholders. The following table sets forth the number of shares and percentage of outstanding shares of Common Stock (including shares represented by CDIs) beneficially owned by each of our directors, each of our executive officers and all of our directors and executive officers as a group, in each case as of immediately after the Reorganization and the distribution of our Common Stock. Except as otherwise noted below, we based the amounts on each person’s beneficial ownership of ABR ordinary shares on February 8, 2022, giving effect to a ratio of one share of Common Stock for every ten ABR ordinary shares held.

ABR has also agreed to issue up to an additional 15,500,000 ABR ordinary shares in exchange for the provision of services provided by its U.S.-based advisory board that is assisting with our Nasdaq listing. The ABR ordinary shares will be converted upon completion of the Reorganization into shares of our Common Stock at a ratio of one share of Common Stock for every ten ABR ordinary shares held. Immediately following the completion of the Reorganization, we estimate that 42,168,526 shares of our Common Stock will be issued and outstanding, including shares of Common Stock represented by CDIs, based on the approximately 417,685,262 ABR ordinary shares outstanding on February 8, 2022 and taking into account those additional shares to be issued to the U.S.-based advisory board. The actual number of shares of our Common Stock outstanding following the completion of the Reorganization will be determined on the record date provided for in the Scheme.

Share ownership information of our directors and named executive officers is as of February 8, 2022. Unless otherwise indicated below, the address for each person or entity listed below is 5E Advanced Materials, Inc., 19500 State Highway 249, Suite 125, Houston, Texas.

Name	Number of Common Stock Owned(1)	Right to Acquire Beneficial Ownership in Number of Common Stock(2)	Total Common Stock Beneficially Owned	Percent of Outstanding Common Stock(1) (2)(3)
Executive Officers
Henri Tausch	—	—	—	—
Tyson Hall	—	—	—	—
Chantel Jordan	—	—	—	—
Paul Weibel	—	—	—	—
Directors
David Salisbury	—	200,000	200,000	*
Stephen Hunt(4)	112,334	25,000	137,334	*
Sen Ming Lim	5,128,205	—	5,128,205	12.16%
Palvi Mehta	—	—	—	—
All directors and named executive officers as a group	5,240,539	225,000	5,465,539	12.96%
(eight persons)

*	Represents beneficial ownership of less than 1% of the outstanding shares of the Company’s Common Stock.

(1)	Includes shares of Common Stock that may be represented by CDIs.
(2)	Includes Common Stock that may be acquired through the exercise of stock options that are currently exercisable or will be exercisable within 60 days of February 8, 2022.
(3)

The percentage is based on 42,168,526 shares of our Common Stock expected to be outstanding as of immediately after the Reorganization and distribution of our Common Stock, based on the number of ABR ordinary shares held as of February 8, 2022.

(4)

Includes 50,000 shares of our Common Stock held by Mr. Hunt individually, 20,834 shares of our Common Stock held in Mr. Hunt’s superannuation fund, and 41,500 shares of our Common Stock held by Minerals and Metals Pty Ltd., a corporation of which Mr. Hunt is the sole shareholder and director.

Shares Owned by Certain Beneficial Holders

The amounts and percentages of Common Stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

The following table sets forth the information for each person whom we expect may be deemed to beneficially own 5% or more of our outstanding Common Stock immediately following the distribution of our Common Stock in connection with the Reorganization, based on information regarding the beneficial ownership of ABR’s ordinary shares available to us as of February 8, 2022.

Name and Address of Beneficial Owner	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1) (2)
Virtova Capital Management Limited (3) Room 1104, Crawford House, 70 Queen’s Road Central Central, Hong Kong, SAR	5,128,205	12.16%
Atlas Precious Metals Inc. (4) 100 King Street, W#1600 Toronto, Ontario, M5X1G5, Canada	4,592,000	10.89%
Mayfair Ventures Pte Ltd(5) 62 Ubi Road 1, #02-01 Oxley Bizhub 2, Singapore, 408734	3,833,953	9.09%

(1)	Includes shares of Common Stock represented by CDIs.
(2)

The percentage is based on 42,168,526 shares of our Common Stock expected to be outstanding as of immediately after the Reorganization and distribution of our Common Stock, based on the number of ABR ordinary shares held as of February 8, 2022.

(3)	Director Sen Ming Lim is the sole shareholder of Virtova Capital Management Limited, and as such may be deemed to be the beneficial owner of the shares held by Virtova Capital Management Limited.
(4)

Eileen Shipes is the Trustee and The Harold Roy Shipes and Eileen Anne Shipes Revocable Trust is the controlling shareholder of Atlas Precious Metals Inc., and as such may be deemed to be the beneficial owner of the shares held by Atlas Precious Metals Inc.

(5)	Chow Woei Horng is the sole shareholder of Mayfair Ventures Pte Ltd., and as such may be deemed to be the beneficial owner of the shares held by Mayfair Ventures Pte Ltd.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

Information about our Executive Officers

The following table sets forth the names and ages of our executive officers, including all offices and positions held by each officer for at least the past five years. There are no family relationships between the executive officers of the Company or between any director and any executive officer of the Company.

Name	Age	Current Position and Five-Year Business Experience
Henri Tausch	57

Chief Executive Officer and Director of 5E Advanced Materials, Inc. since September 2021

Chief Executive Officer of Fort Cady (California) Corporation, a subsidiary of American Pacific Borates Limited, since August 2021

Senior Vice President and Chief Operating Officer at Shawcor Ltd from July 2020 to December 2020

Senior Vice President at Shawcor Ltd from November 2018 to July 2020 Group President at Shawcor Ltd from October 2014 to October 2018

Director of Banded Iron Group Inc. from June 2019 to September 2021

Director of Zedi Inc. from January 2018 to June 2019

Dr. Dinakar Gnanamgari	39

Chief Commercial Officer and Chief Technical Officer of 5E Advanced Materials, Inc. since September 2021

Chief Commercial Officer and Chief Technical Officer of Fort Cady (California) Corporation since May 2021

Global Business Vice President, Lithium Specialties of Albemarle Corporation from January 2018 to May 2021

Global Heath Segment Manager of FMC Corporation from January 2017 to December 2017

Global Product Manager of FMC Corporation from May 2016 to December 2017

North American Product Manager of Axalta Coating Systems Ltd. from May 2014 to April 2016

Tyson Hall	41

Chief Operating Officer of 5E Advanced Materials, Inc. since September 2021

Chief Operating Officer of Fort Cady (California) Corporation since September 2021

Head of Case Ready Business Unit of Pilgrim’s Pride Corporation from December 2020 to March 2021

Head of Commercial Business Unit of Pilgrim’s Pride Corporation from October 2017 to November 2020

Head of Export Sales of Pilgrim’s Pride Corporation from September 2016 to September 2017

Global Business Director of Performance Materials for Albemarle Corporation from February 2015 to February 2016

Global Business Director of Bromine and Derivatives for Albemarle Corporation from May 2013 to January 2015

Paul Weibel, CPA	37

Chief Financial Officer of 5E Advanced Materials, Inc. since November 2021

Chief Financial Officer of Fort Cady (California) Corporation since May 2021

Financial Controller of Genlith Inc. from January 2017 to May 2021

Finance Director of Schooner Investment Group LLC from July 2014 to December 2017

Chantel Jordan	41

Senior Vice President, General Counsel, Corporate Secretary and Chief People Officer of 5E Advanced Materials, Inc. since November 2021

Assistant General Counsel and Assistant Corporate Secretary of American Bureau of Shipping from July 2020 to November 2021

Assistant General Counsel of American Bureau of Shipping from June 2019 to June 2020

Senior Counsel of American Bureau of Shipping from July 2012 to May 2019

Information about our Board of Directors and Board Committees

Board of Directors

Our Board of Directors oversees the management of the business and affairs of the Company and serves as the ultimate decision-making body of the Company, except for those matters reserved to our stockholders. The Board of Directors oversees the Company’s management team, to whom it has delegated responsibility for the Company’s day-to-day operations. While the Board’s oversight role is broad and may concentrate on different areas from time to time, its primary areas of focus are strategy, oversight, governance and compliance, as well as assessing management.

Our Board of Directors currently consists of five members, as set forth in the table below. Each of our directors is subject to election each year at our annual meeting of stockholders. Our Certificate of Incorporation and Bylaws do not limit the number of terms a member may be re-elected as a director.

The following table sets forth as of February 8, 2022 the names and ages of the members our Board of Directors. Biographies of each director are included below the table.

Name	Age	Current Position
David Jay Salisbury	70	Chairman of the Board

Henri Tausch	56	Chief Executive Officer and Director

Stephen Hunt	59	Director

Sen Ming Lim	48	Director

Palvi Mehta	54	Director

David J. Salisbury was appointed as Chairman of the Board in January 2022. Mr. Salisbury has served as Chairman of ABR since August 1, 2020 and served as Executive Chairman of ABR from May 2021 to August 2021. Mr. Salisbury has also served as Chairman of Fort Cady (California) Corporation, a subsidiary of ABR, since August 2020 and served as the President and CEO of Fort Cady (California) Corporation from May 2021 to August 2021. Mr. Salisbury’s business experience spans a period of over 40 years with significant involvement in underground and surface coal, open pit gold, uranium mining and copper mine development. Over that period, he has held senior executive positions at The Coteau Properties Company, Energy Resources Company, Al Hamilton Contracting Company, Cordero Mining Company, Kennecott Ridgeway Mining Company Inc., Rössing Uranium Limited, Kennecott Minerals Company, Resolution Copper Mining, LLC (Rio Tinto) and PetroDome Energy LLC. While working for Rio Tinto, Mr. Salisbury was President and CEO of Resolution Copper Company LLC, President and CEO of Kennecott Minerals Company and Managing Director and CEO of Rössing Uranium Limited. In addition, he was a Leader for Rio Tinto’s global improvement program, Improving Performance Together, focused on the development of common improvement processes related to ore and mineral processing across global operations. Over his career, Mr. Salisbury has been responsible for operating and capital budget development, operating cost control, product quality, profit/loss, engineering, safety, field operations and maintenance, strategic planning, environmental compliance, market development, merger and acquisition analysis, employee relations, community, public relations and government relations at both the state and federal levels. He was also directly responsible for the development, construction and operations of four mines. Mr. Salisbury holds a Bachelor of Science, Electrical Engineering from Utah State University and an MBA from the University of South Carolina.

Henri Tausch was appointed as Chief Executive Officer and a Director in October 2021. Mr. Tausch has also served as Chief Executive Officer of Fort Cady (California) Corporation, a subsidiary of ABR since August 2021. Prior to joining the Company, Mr. Tausch was the Chief Operating Officer for Shawcor Ltd, a Toronto Stock Exchange-listed infrastructure and energy technology services company, where he was responsible for the financial performance of all operating businesses. Mr. Tausch started at Shawcor Ltd in 2011 as the senior vice president for Shawcor Ltd’s pipe coating business in Europe, the Middle East and Africa and was subsequently promoted to Group President of Pipeline Performance, where he successfully managed the integration of four companies into Shawcor Ltd’s largest business unit. In his tenure with Shawcor Ltd, Mr. Tausch held responsibilities for corporate strategy and development, digital enablement and IT operations. Prior to joining Shawcor Ltd, Mr. Tausch began his career as a Computer Science Engineer for Honeywell International Inc., where he spent 23 years in international positions with progressively increasing responsibilities, ranging from marketing and sales leadership roles in various vertical and geographical markets to global executive P&L leadership roles. Mr. Tausch earned a Master of Science in Electrical Engineering from the Technical University of Eindhoven, the Netherlands. Mr. Tausch has held board positions in more than ten different countries, lived in three different continents and is fluent in several languages.

Stephen Hunt was appointed as a Director in January 2022. Mr. Hunt has also served as a Director of ABR since May 2017. Mr. Hunt is currently Executive Chairman of Sparc Technologies Ltd. (ASX: SPN), which is developing and commercializing graphene applications as well as photocatalytic hydrogen production. Mr. Hunt’s experience includes over 20 years of serving as a Director of multiple ASX-listed companies. Previous Directorships include Executive Chairman and Non-Executive Director of Volt Resources Ltd. (ASX: VRC), Non-Executive Director of Magnis Energy Technologies Ltd. (ASX: MNS), Non-Executive Director of IMX Resources Ltd. and Australian Zircon Ltd. Mr. Hunt is currently a Director for the charity, Count Me In, which promotes universal design principles in buildings, with the aim of creating improved functionality for people with disabilities.

Sen Ming (Jimmy) Lim was appointed as a Director in January 2022. Mr. Lim has also served as a Director of ABR since February 2021. Mr. Lim has served as the Managing Director and Founder of Virtova Capital Management Limited, a natural resources industry advisory firm providing corporate advisory services encompassing M&A and structured financings in relation to assets in the sector since 2018. In this role, he advises several ASX-listed mining companies with respect to mergers, acquisitions and structured finance. Mr. Lim has worked for global investment banks in Australia (J.P. Morgan) and Hong Kong (Morgan Stanley and Goldman Sachs). Mr. Lim has served as a Non-Executive Director of Stanmore Resources Limited since October 2019 and as a Director of Virtova Alpha Investments Limited since November 2018.

Palvi Mehta was appointed as a Director in January 2022. Ms. Mehta has served as an Operating Partner and Chief Financial Officer for Pioneer Square Labs, a start-up studio and venture fund with $200 million in assets under management since September 2018. In this role, Ms. Mehta provides financial and operational oversight, supports the investment process, and assists portfolio companies with financial, operating and scaling strategies. Ms. Mehta has over two decades of experience in senior financial roles in the wireless, manufacturing, networking and security industries. Ms. Mehta previously served as the Chief Financial Officer at ExtraHop Networks, NewPath Networks, and RadioFrame Networks. During her career, Ms. Mehta has raised hundreds of millions of dollars across both the equity and debt markets and has successfully completed multiple exits. She began her career as a Certified Public Accountant and an auditor at Ernst & Young. Ms. Mehta has received the 2018 Executive Excellence Award from Seattle Business Magazine and was selected by the Puget Sound Business Journal as the 2016 CFO of the Year for mid-size companies. Ms. Mehta graduated Summa Cum Laude from the University of California, Berkeley with a Bachelor of Science in business, with an emphasis in finance and accounting. Ms. Mehta is a strong supporter of women in technology and is passionate about providing the opportunity for computer science education to women and underrepresented minorities. Ms. Mehta is also a Director and Treasurer of Code.org.

Our directors bring a range of skills and experience in relevant areas, including finance, exploration and production, environment, international business and leadership, as well as oilfield services. We believe this cross-section of capabilities enables our Board of Directors to help guide the Company’s strategic objectives and leading corporate governance practices.

Board Committees

Our Board of Directors has established the following standing committees: Audit; Compensation and Nominating and Corporate Governance, each of which operate pursuant to a charter adopted by our Board. The members of each committee listed below are as of January 12, 2022. The Board may also establish other committees from time to time to assist us and the Board in their duties. Upon the effectiveness of the registration statement, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, the Nasdaq Stock Market, and the Exchange Act. Upon our listing on the Nasdaq, each committee charter will be available on the corporate governance section of our website.

AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Palvi Mehta (Chair)	Stephen Hunt (Chair)	Sen Ming Lim (Chair)

Stephen Hunt	David Salisbury	Palvi Mehta

Sen Ming Lim		David Salisbury

Primary Responsibilities:	Primary Responsibilities:	Primary Responsibilities:

Overseeing our accounting and financial reporting processes and the integrity of our financial statements;

Overseeing the audits of our financial statements and the appointment, compensation, qualifications, independence and performance of our independent auditors;

Overseeing our compliance with legal and regulatory requirements;

Overseeing the performance of our internal audit function, internal accounting controls, disclosure controls and procedures and internal control over financial reporting, including internal audits and investigations, and our independent auditor;

Preparing the audit committee report for inclusion in the Company’s annual proxy statement; and

Coordinating our Board of Directors’ oversight of our Code of Business Conduct.

Determining, or recommend to the Board for determination, the compensation of our Chief Executive Officer and all other executive officers of the Company;

Making recommendations to the Board with respect to compensation of the non-employee directors;

Making recommendations to the Board with respect to incentive compensation plans and equity-based plans that are subject to Board approval;

Oversight with respect to the Company’s compensation philosophy, incentive compensation plans and equity-based plans covering executive officers and senior management; and

Producing the annual compensation committee report for inclusion in the Company’s proxy statement and annual report.

Identifying and recommending to the Board for selection the individuals qualified to serve on the Company’s Board (consistent with criteria that the Board has approved) either for election by stockholders at each meeting of stockholders at which directors are to be elected or for appointment to fill vacancies on the Board;

Developing and recommending to the Board corporate governance policies and procedures for the Company, and reviewing such policies and procedures; and

Overseeing the evaluation of the Board.

Additional Board Information

The charter for each committee of our Board of Directors is available on our website.

Each Board committee is at all times authorized under its charter to have direct, independent and confidential access to our other directors, management and personnel to carry out the committee’s purposes. Each committee is authorized to conduct or authorize investigations into any matters relating to the purposes, duties or responsibilities of the committee.

Each Board committee may, in its sole discretion, retain or obtain the advice of legal counsel, compensation or other consultants and other advisers. The Company must provide for appropriate funding, as determined by each committee, for payment of reasonable compensation to any legal counsel, compensation or other consultant or other adviser retained by the committee.

Phase-In of Certain Corporate Governance Requirements

We expect to rely on phase-in provisions under Nasdaq’s corporate governance rules applicable to the initial composition of our Board of Directors and Board committees following the effectiveness of this Registration Statement. Our Board of Directors has affirmatively determined that Mr. Hunt, Ms. Mehta and Mr. Salisbury are independent directors under Nasdaq rules applicable to the directors serving on our Board. The Board has further determined that Mr. Hunt and Ms. Mehta qualify as independent directors under Nasdaq rules applicable to membership on our Audit Committee. In addition, the Board has determined that each of the members of our Audit Committee is “financially literate” pursuant to the listing standards of Nasdaq, and that Ms. Mehta is an “audit committee financial expert,” as defined in applicable SEC rules, because of her individual extensive financial experience.

Under applicable Nasdaq governance rules, a majority of the members of each of our Board committees will be required to be independent within 90 days after the date of the listing of our Common Stock and all members must satisfy the applicable Nasdaq independence requirements within one year of listing. In addition, a majority of the directors serving on our Board of Directors will be required to be independent within one year of the listing of our Common Stock.

Corporate Governance Matters

Our Board believes sound corporate governance processes and practices, as well as high ethical standards, are critical to handling challenges and to achieving business success. We embrace leading governance practices and also conduct ongoing reviews of our governance structure and processes to reflect shareholder input and changing circumstances. Below are highlights of our corporate governance practices and principles.

The Board has adopted Corporate Governance Guidelines that outline our corporate governance policies and practices, which are available on our website.

Nomination of Directors

In obtaining the names of possible director nominees, the Nominating and Corporate Governance Committee conducts its own inquiries and considers suggestions from other directors, management, stockholders and professional director search firms. The Committee’s process for evaluating nominees identified in unsolicited recommendations from stockholders is the same as its process for unsolicited recommendations from other sources.

The Nominating and Corporate Governance Committee will consider nominees recommended by stockholders who submit their recommendations in writing to Chairman, Nominating and Corporate Governance Committee, care of Chantel Jordan, Esq., Corporate Secretary, 5E Advanced Materials, Inc. Recommendations received by the dates set forth below will be considered for inclusion in the slate of director nominees to be presented at our annual meeting of stockholders in the following year. Unsolicited recommendations must contain the name, address and telephone number of the potential nominee, a statement regarding the potential nominee’s background, experience, expertise and qualifications, a signed statement confirming his or her willingness and ability to serve as a director and abide by our corporate governance policies, his or her availability for a personal interview with the Nominating and Corporate Governance Committee and evidence that the person making the recommendation is a stockholder of the Company.

The Nominating and Corporate Governance Committee believes that nominees should possess the highest personal and professional ethics, reputation, integrity and values and be committed to representing the long-term interests of our stockholders. Directors should have a record of accomplishment in their chosen professional field and demonstrate sound business judgment. Directors must be willing and able to devote sufficient time to carrying out their duties and responsibilities effectively, including attendance at and participation in Board and committee meetings, and should be committed to serve on the Board for an extended period of time. The Nominating and Corporate Governance Committee will consider independence, diversity of viewpoints, backgrounds and experience, including a consideration of gender, ethnicity, race, country of citizenship and age in determining whether a candidate will be an appropriate fit with, and an asset to, the Board. When considering existing directors, the Nominating and Corporate Governance Committee evaluates their history of attendance at Board and committee meetings as well as contributions and effectiveness at such meetings.

Stockholders who wish to have a nominee considered at our annual meeting of stockholders must comply with the deadlines and procedures set forth in our Bylaws. Our Bylaws provide that a person who (i) is a registered shareholder at the time of the notice referred to below and at the time of the record date for the annual meeting, (ii) is entitled to vote at the annual meeting and (iii) complies with the notice and certain other relevant provisions of our Bylaws, may, by giving timely written notice, bring a nomination for the election of a director or other business before our annual meeting of stockholders.

To be timely for an annual meeting of stockholders, a registered stockholder’s notice to bring a nomination or other business must be delivered or mailed and received at the Company’s registered office, addressed to the Corporate Secretary, no earlier than 90 calendar days and no later than 120 calendar days before the first anniversary of the Company’s annual meeting of stockholders for the prior year. If the annual meeting of stockholders is advanced by more than 30 days or delayed by more than 60 days from the first anniversary of the prior year’s annual meeting, or if no annual meeting was held during the prior year, then the notice by the registered stockholder to be timely must be received (i) no earlier than 120 days before such annual meeting and (ii) no later than the later of 90 days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was first made by mail or public disclosure.

In no event will an adjournment or postponement, or public disclosure of an adjournment or postponement, of an annual meeting of stockholders commence a new time period (or extend any time period) for the giving of notice as provided in our Bylaws.

Our Bylaws also include a proxy access provision pursuant to which we will include director nominations submitted by certain long-term stockholders in the Company’s proxy statement for our annual meeting of stockholders, subject to the submitting stockholder or stockholders complying with certain share ownership, advance notice and other requirements and nominee limitations and qualifications set forth in our Bylaws.

Each stockholder nomination or proposal must also specify any other information that would be required to be included in a proxy statement pursuant to the rules of the SEC. In addition to the provisions set forth in our Bylaws, any stockholder proposal to be presented at an annual or special meeting must comply with Rule 14a-8 under the Exchange Act, and we reserve the right to exclude any non-complying proposal in accordance with Rule 14a-8 notwithstanding compliance with the provisions set forth in our Bylaws.

We recommend that any stockholder desiring to make a nomination or submit a proposal for consideration obtain a copy of our Bylaws. They are available on our website at http:/www.5eadvancedmaterials.com. Shareholders also may obtain a copy of these documents free of charge by submitting a written request to our Corporate Secretary.

Any stockholder proposal (including the nomination of any director), whether or not to be included in our proxy materials, must be sent to our Corporate Secretary at the Company’s principal executive office, 19500 State Highway 249, Suite 125, Houston, Texas.

Election of Directors

We have voluntarily adopted a majority voting standard for uncontested elections of directors. Our Bylaws provide that, unless otherwise required by law or our Certificate of Incorporation or Bylaws, the election of our directors will be decided by a majority of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election, unless our Secretary determines that the number of nominees for director exceeds the number of directors to be elected, in which case directors will be elected by a plurality of the votes of the shares represented in person or by proxy at any meeting of stockholders held to elect directors and entitled to vote on such election of directors.

If a nominee for director who is not an incumbent director does not receive a majority of the votes cast, the nominee will not be elected. Our Nominating and Corporate Governance Committee has established procedures under which a director standing for re-election in an uncontested election must tender a resignation conditioned on the incumbent director’s failure to receive a majority of the votes cast. If an incumbent director who is standing for re-election does not receive a majority of the votes cast, the Nominating and Corporate Governance Committee will make a recommendation to the Board of Directors on whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors must act on the committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who fails to receive a majority vote is not permitted to participate in the committee’s recommendation or the Board of Directors’ decision.

Code of Business Conduct

We have adopted a written Code of Business Conduct, which applies to all our directors, officers and employees, and is available on our website.

The audit committee of our Board will be responsible for overseeing the Code of Business Conduct and must approve any waivers of the Code of Business Conduct for executive officers and directors. We expect that any amendments to the Code of Business Conduct, or any waivers of its requirements with respect to our executive officers and directors, will be disclosed on our website.

ITEM 6.	EXECUTIVE COMPENSATION

Introduction and Named Executive Officers

We refer to the individuals below as our named executive officers or “NEOs:”

Name	Age	Position
Named Executive Officers
Henri Tausch(1)	57	Chief Executive Officer and Director
Tyson Hall (2)	41	Chief Operating Officer
Paul Weibel(3)	37	Chief Financial Officer

(1)	Mr. Tausch was appointed as our Chief Executive Officer and Director effective September 8, 2021.
(2)	Mr. Hall was appointed as our Chief Operating Officer effective September 20, 2021.
(3)	Mr. Weibel was appointed as our Chief Financial Officer effective November 29, 2021.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended June 30, 2021, Henri Tausch and Paul Weibel each participated in the deliberations concerning executive compensation for ABR, with the board of directors of ABR.

Summary Compensation Table

The following table and related footnotes show the compensation paid to our NEOs during the last two completed fiscal years. Where applicable, the table includes compensation paid to our NEOs in their capacities as officers of ABR and its subsidiaries during the last two completed fiscal years.

Name	Fiscal Year Ended June 30,	Salary ($)	Bonus ($)		All other Compensation	Total
NEO Compensation
Henri Tausch(1)	2021 2020	— —	— —		— —	—
Tyson Hall(2)	2021 2020	— —	— —		— —	—
Paul Weibel(3)	2021 2020	23,077 —	10,000 —	(4)	— —	33,077 —

(1)

Mr. Tausch was appointed Chief Executive Officer of Fort Cady (California) Corporation in August 2021 and Chief Executive Officer and Director of the Company in September 2021. Mr. Tausch received no salary, stock awards or other compensation from the Company or any other subsidiary of the Company in fiscal years 2021 and 2020.

(2)

Mr. Hall was appointed as Chief Operating Officer of Fort Cady (California) Corporation in September 2021. Mr. Hall received no salary, stock awards or other compensation from the Company or any other subsidiary of the Company in fiscal years 2021 and 2020.

(3)

Mr. Weibel was appointed as Chief Financial Officer of Fort Cady (California) Corporation in May 2021 and Chief Financial Officer of the Company effective November 29, 2021. Mr. Weibel’s salary earned in fiscal year 2021 was based on a full year package of approximately $200,000. Mr. Weibel’s salary from November 2021 for fiscal year 2022 will be approximately $275,000.

(4)

Represents the 2021 fiscal year-end bonus paid to Mr. Weibel in lieu of cash-based incentives under the Company’s short-term incentive program applicable to Mr. Weibel, which was not finalized during fiscal year 2021.

Employment Agreements

The Company has employment agreements with each of our NEOs.

Under the terms of Mr. Tausch’s employment agreement, Mr. Tausch’s salary in fiscal year 2022 will be $390,000. Mr. Tausch will be eligible to earn an annual bonus equal to 80% of his then in effect base salary (with opportunities for additional payouts for performance above target). Mr. Tausch received options to purchase 5,000,000 ordinary shares in ABR with a per share exercise price equal to A$2.00, which will vest over three years in three equal installments, subject to his continued employment. If the Company relocates, Mr. Tausch will receive a one-time lump sum payment of $120,000 to assist in relocation expenses, which is repayable if Mr. Tausch is terminated by the Company or resigns his employment prior to the first anniversary of his employment. Mr. Tausch’s retirement benefits are paid in accordance with 401(k) requirements. Mr. Tausch’s employment is “at will,” but upon any termination of his employment without cause, Mr. Tausch would be eligible to receive as severance an amount equal to one year of his then in effect base salary and an on-target pro rata portion of any approved annual bonus based on the period of employment through the termination date, less any deductions and withholdings required by law.

Under the terms of Mr. Hall’s employment agreement, Mr. Hall’s salary in fiscal year 2022 will be $300,000. Mr. Hall will be eligible to earn an annual bonus equal to 100% of his then in effect base salary (on target performance would incur a 50% bonus payment on his then in effect base salary). Mr. Hall received options to purchase 3,000,000 ordinary shares in ABR with a per share exercise price equal to A$2.00, which will vest over three years in three equal installments, subject to his continued employment. Mr. Hall will receive a one-time lump sum payment of $60,000 to assist in relocation expenses. Mr. Hall’s retirement benefits are paid in accordance with 401(k) requirements. Mr. Hall’s employment is “at will.”

Under the terms of Mr. Weibel’s original employment agreement, Mr. Weibel’s initial annual salary was $200,000. Mr. Weibel received options to purchase 500,000 ordinary shares in ABR with a per share exercise price equal to A$2.00, which will vest over three years in three equal installments, subject to his continued employment. Mr. Weibel received a fiscal year-end bonus of $10,000, in lieu of cash based incentives under the Company’s short-term incentive program, which was not finalized during fiscal year 2021. Mr. Weibel’s employment agreement was updated in line with his promotion to Chief Financial Officer of the Company in November 2021 and his salary in fiscal year 2022 will be approximately $275,000. Mr. Weibel received options to purchase 2,000,000 ordinary shares in ABR with a per share exercise price of A$2.25, which will vest 800,000 on continued employment for a period of 24 months and 1,200,000 on continued employment for a period of 36 months. Mr. Weibel will be eligible to earn an annual bonus equal to 80% of his then in effect base salary (on target performance would incur a 40% bonus payment on his then in effect base salary). Mr. Weibel received a one-time lump sum payment of $35,000 to assist in relocation expense, which is repayable if Mr. Weibel is terminated by the Company or resigns his employment prior to the first anniversary of his employment. Mr. Weibel will receive a one-time lump sum payment of $60,000 to assist in relocation expenses, should a relocation to the Houston office be required. Mr. Weibel’s retirement benefits are paid in accordance with 401(k) requirements. Mr. Weibel’s employment is “at will.”

Director Compensation

The following table and related footnotes show the compensation paid to our directors during the last completed fiscal year. Where applicable, the table includes compensation paid to our directors in their capacities as directors of ABR during the last completed fiscal year.

Name	Fiscal Year Ended June 30,	Fees Earned or Paid in Cash (A$)	Stock Award (A$)(1)	All other Compensation	Total (A$)
Henri Tausch(2)	2021	—	—	—	—
David Salisbury(3)	2021	125,860	1,156,724	—	1,282,584
Stephen Hunt(4)	2021	48,000	—	—	48,000
Sen Ming Lim(5)	2021	19,571	—	—	19,571
Palvi Mehta(6)	2021	—	—	—	—

(1)

Represents the aggregate grant date fair value of stock awards granted, computed in accordance with FASB Topic 718. See Note 10 to ABR’s consolidated financial statements for the years ended June 30, 2021 and 2020 appearing elsewhere in this Registration Statement regarding assumptions underlying the valuation of stock awards.

(2)	Mr. Tausch was appointed as a Director of the Company in September 2021.
(3)	Mr. Salisbury served as Chairman of ABR from August 2020 and was appointed Chairman of the Board in January 2022.
(4)	Mr. Hunt was appointed as a Director of the Company in January 2022.
(5)	Mr. Lim was appointed as a Director of ABR in February 2021 and was appointed as a Director of the Company in January 2022.
(6)	Ms. Mehta was appointed as a Director of the Company in January 2022.

We have agreed to compensate our board members for their service as directors and as chairs or members of our independent board committees. Compensation will be in the form of a cash retainer and grants of incentive awards under the 5E Advanced Materials, Inc. 2022 Equity Compensation Plan (the “Plan”). The cash portion of the retainers will be paid in equal quarterly installments. Mr. Tausch, our Chief Executive Officer, does not receive compensation in connection with his service as a Director. Our current annual director retainers are as follows:

Name	Board and Committee Assignments	Annual Retainer Amount
David Salisbury	Chairman of the Board, Compensation Committee, Nominating and Corporate Governance Committee	$256,000
Stephen Hunt	Compensation Committee (Chair), Audit Committee	$168,000
Sen Ming Lim	Nominating and Corporate Governance Committee (Chair), Audit Committee	$168,000
Palvi Mehta	Audit Committee (Chair); Nominating and Corporate Governance Committee	$188,000

In addition, we have agreed to award each of our directors, other than Mr. Tausch, deferred share units under the Plan covering shares of our Common Stock having a value at the time of award of $200,000. The deferred share unit grants will vest 50% on the date of the first annual meeting of our stockholders after the date of grant, with the remaining 50% vesting on the date of the second annual meeting of stockholders after the date of grant, in each case so long as the recipient continues to serve as a director through the applicable vesting date.

5E Advanced Materials, Inc. 2022 Equity Compensation Plan

The Company has adopted the 5E Advanced Materials, Inc. 2022 Equity Compensation Plan for purposes of granting options in the Company and other awards based on the shares of the Company to employees and other service providers of the Company. The following is a summary of the principal terms of the Plan, which is qualified in its entirety by reference to the full text of the Plan, which is filed as an exhibit to this Registration Statement and incorporated herein by reference.

Purpose of the Plan

The purpose of the Plan is to promote the financial interests of the Company by providing a means through which current and prospective directors, officers, key employees, and consultants of the Company can be retained and motivated through acquiring an equity interest in the Company or be paid incentive compensation in the form of the Company’s Common Stock.

Administration of the Plan

The Plan will be administered by the Board of Directors or, to the extent it has delegated its authority under the Plan, the Compensation Committee of the Board (or such other committee of the Board) (the “Administrator”). The Compensation Committee is expected to be comprised of “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. The Administrator has the power in its discretion to grant awards under the Plan, to designate the eligible participants, determine the terms and conditions of such awards, to construe and interpret the provisions of the Plan and to make any other determination and take any other action as it deems necessary or desirable for the administration of the Plan and to protect the interests of the Company, among other authority provided under the Plan.

Number of Authorized Shares

The aggregate number of shares of Common Stock which may be issued or transferred pursuant to awards granted under the Plan may not exceed 2,500,000 shares of Common Stock. The number of shares that may be issued to any individual under the Plan (when combined with all other securities-based arrangements of the Company, as applicable) may not exceed 2% of the Company’s outstanding number of issued shares from time to time.

The maximum number of shares subject to awards granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $750,000 in total value (calculating the value of any such awards based on the grant date fair value of such awards for financial reporting purposes).

In the event of certain changes in the capitalization of the Company, the Administrator will adjust the number, class and type of securities available for issuance under the Plan and all awards shall be adjusted in accordance with certain tax requirements. Except as described below, shares subject to an award under the Plan that are terminated, cancelled or forfeited will be available for subsequent awards under the Plan. Shares withheld in payment of the exercise price of an option or withholding taxes related to an award will be returned to the Plan share reserve for future grants of awards under the Plan and will not reduce the Plan Share Reserve. To the extent an award under the Plan is paid out in cash rather than Shares, such cash payment will not reduce the number of Shares available for issuance under the Plan Share Reserve.

Eligibility and Participation

Eligibility to participate in the Plan is generally limited to employees, consultants, directors, and officers of the Company or any affiliate.

Types of Awards under the Plan

The Plan authorizes the Administrator to grant awards, individually or collectively, to recipients in any of the following forms, subject to such terms, conditions and provisions as the Administrator may determine to be necessary or desirable:

•	Nonqualified stock options (“NSOs”);

•	Restricted share units (“RSUs”);

•	Performance share units (“PSUs”);

•	Director share units (“DSUs”);

•	Performance cash units (“PCUs”); and

•	Other equity-based awards.

Term of Awards

The term of each award will be determined by the Administrator and stated in the award agreement. In the case of an option, the term may not exceed ten years from the grant date or such shorter term as may be provided in the award agreement.

Options

Stock options entitle the option holder to purchase shares at a price established by the Administrator. The Administrator will determine the terms of the options including the vesting and other conditions that must be satisfied for the vesting and exercisability of such awards.

Exercise Price

The Administrator will determine the exercise price of each option at the date of grant, which price may not be less than 100% of the fair market value of the underlying Shares on the date of grant. The Plan prohibits the reduction of the exercise price of options without stockholder approval, other than in connection with a change in the Company’s capitalization.

Exercise of Options

An option holder may exercise his or her Options by delivering notice of the number of Options that are being exercised accompanied by payment in full of the applicable exercise price, in such form and pursuant to such procedures as the Company may designated from time to time, and may consist of any consideration and method of payment authorized by the Board and permitted by the award agreement and the Plan.

Separation from Service

In the event that a Plan participant’s service with the Company ceases during the vesting period, any unvested options, RSUs, PSUs and PCUs held by the participant shall expire and be forfeited immediately, provided however that the Administrator shall have the absolute discretion to accelerate the vesting of such awards. In respect of options, except as otherwise provided in an award agreement, vested options must be exercised in accordance with the terms of the Plan by the earlier of the first anniversary date of the termination of service or the expiry date of the option. In respect of PSUs and PCUs, should the Administrator choose to accelerate vesting of PSUs or PCUs, performance vesting conditions will be waived. In respect of DSUs, all unvested DSUs will automatically vest on the first business day following the date the individual ceases to hold any directorship with the Company or an affiliate.

Stock Awards

Stock awards, including RSUs, PSUs, DSUs and other types of awards deriving their value from the Shares, may be granted under the Plan. These stock awards may be denominated in Shares or units payable in Shares (e.g., RSUs), and may be settled in cash, Shares, or a combination of cash and Shares. Dividend equivalent rights, which represent a right to receive the equivalent value of dividends paid on Shares, may be granted in connection with DSUs. The Administrator will determine the terms of stock awards, including the vesting and other conditions that must be satisfied for the vesting of such awards.

Tax Withholding

The Administrator may require a recipient to remit and will have the right to deduct or withhold an amount sufficient to satisfy applicable withholding tax requirements with respect to any award granted under the Plan.

Change in Control

The effect, if any, of certain transactions described in the Plan constituting a change in control of the Company on any awards outstanding at the time immediately prior to such change in control will be specifically set forth in the corresponding award agreement, or if no such treatment is specified, then such outstanding awards shall be subject to any agreement of purchase, merger or reorganization that effects such change in control, which agreement shall provide for treatment of such awards.

Termination and Amendment of the Plan

The Board or the Committee may amend, suspend, or terminate the Plan or any award at any time, subject to any required stockholder approval and any required consent from participants to the extent required under the Plan or by applicable law.

Term of Plan

The Plan will become effective on the date of the admission of the Company to, and the listing of shares for trading on, the Nasdaq, and will continue in effect until terminated through a resolution by the Board, provided that the termination of the Plan will not affect awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such awards.

Outstanding Equity Awards at Fiscal Year End

In connection with the Reorganization and the distribution of our Common Stock, our directors and NEOs will receive CDIs or shares of Common Stock with respect to the ABR ordinary shares they own in the same manner as other ABR shareholders. Where the shares of ABR ordinary shares held by our directors and NEOs prior to the Reorganization and distribution of our Common Stock are subject to vesting requirements, restrictions on transfer or other similar conditions, the CDIs or shares of Common Stock they receive pursuant to the Reorganization will continue to be subject to substantially equivalent requirements, restrictions and conditions.

In cases where a director or officer was a director or officer of ABR prior to the Reorganization, we will cancel each of the outstanding options to acquire ordinary shares of ABR held by the director or officer and issue replacement options representing the right to acquire shares of our Common Stock on the basis of one replacement option for every ten existing ABR options held (rounded up to the nearest whole number of replacement options). Each replacement option will be vested to the same extent and have the same terms as the existing ABR options held (provided that any references in the existing terms to ABR will be deemed to be references to the Company), except that in connection with issuance of replacement options, the exercise price will be adjusted as appropriate to preserve (but not increase) the economic value of the award to its recipient.

The following table sets forth the outstanding equity awards expected to be held by our directors and NEOs immediately after the Reorganization, based on the equity awards held under ABR’s plans as of February 8, 2022 and awards expected to be made after that date and prior to the date of the Reorganization.

Name	Number of Common Stock Underlying Unexercised Options Currently Exercisable	Number of Common Stock Underlying Unexercised Options Not Currently Exercisable	Option Exercise Price (A$)	Option Expiration Date
Named Executive Officers
Henri Tausch	—	500,000	2.00	June 1, 2025	(1)
Tyson Hall	—	300,000	2.00	June 1, 2025	(1)
Paul Weibel	—	50,000	2.00	June 1, 2025	(1)
	—	200,000	2.25	November 30, 2025	(2)
Directors
David Salisbury	200,000	—	0.90	July 6, 2024
Stephen Hunt	25,000	—	0.50	November 5, 2022
Sen Ming Lim	—	—	—	—
Palvi Mehta	—	—	—	—
All directors and named executive officers as a group
(seven persons)

(1)	Options vest over three years in equal installments each year.
(2)	Options vest 40% after 24 months of continued employment and the remaining 60% vest after 36 months of continued employment.

Substitute Options

In connection with the Reorganization, options to purchase ABR ordinary shares that were outstanding immediately prior to the consummation of the Reorganization were cancelled and replaced with substitute options to acquire shares of Common Stock. The substitute options are subject to substantially similar provisions applicable to the cancelled options, including the vesting conditions and option term, except that the number of shares of Common Stock issuable pursuant to each option will be equal to the number of ABR ordinary shares, multiplied by the conversion ratio and the exercise price of the substitute options will be equal to the exercise price of the cancelled options divided by the conversion ratio.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Person Transactions

Since September 30, 2018, there have been no transactions, and there currently are no proposed transactions in which the Company or ABR were or are to be a participant and in which any related person has or will have a direct or indirect material interest involving the lesser of $120,000 or one percent (1%) of the average of our total assets as of the end of last three completed fiscal years. A related person is any executive officer, director, nominee for director or holder of 5% or more of our Common Stock, or an immediate family member of any of those persons.

Our Board of Directors has adopted a policy regarding transactions affecting director independence as part of a comprehensive governance program. This policy regarding transactions between us or any of our affiliates and our directors, officers and employees is set forth in writing in our Corporate Governance Guideline and our Code of Business Conduct. These documents are available on the Company’s website. The Board of Directors believes these documents promote the effective functioning of the Board, its committees and management. Accordingly, they are periodically reviewed and revised, as appropriate.

If an actual or potential conflict of interest arises for any director, the director is required to notify the Board and is not allowed to participate in any discussions or vote on any transaction associated with the actual or potential conflict of interest. The Board approves any transactions with our Chief Executive Officer and our Chief Executive Officer approves any transactions with any other executive officer.

Director Independence

In conjunction with our Nasdaq listing, the Board of Directors will affirmatively determine whether each non-employee director is independent under the rules of Nasdaq and the SEC. As contemplated by Nasdaq rules, the Board will also adopt categorical standards to assist it in making independence determinations. However, in making independence determinations, the Board considers and reviews all relationships with each director, whether or not they fall within the categorical standards. None of the independent directors has relationships relevant to an independence determination that were outside the scope of the Board’s categorical standards.

Our Board of Directors has affirmatively determined that Mr. Hunt, Ms. Mehta and Mr. Salisbury are independent directors under Nasdaq rules applicable to the directors serving on our Board. The Board has further determined that Mr. Hunt and Ms. Mehta qualify as independent directors under Nasdaq rules applicable to membership on our Audit Committee. In addition, the Board has determined that each of the members of our Audit Committee is “financially literate” pursuant to the listing standards of Nasdaq, and that Ms. Mehta is an “audit committee financial expert,” as defined in applicable SEC rules, because of her individual extensive financial experience.

For additional detail on the independence of the members on each of our committees and their satisfaction of the required qualification standards for membership on those committees, see “Item 5. – Directors and Executive Officers—Additional Board Information—Independence” and “Item 5. – Directors, Executive Officers—Additional Board Information—Committee Member Qualifications” of this Registration Statement, which is incorporated herein by reference.

ITEM 8.	LEGAL PROCEEDINGS

Other than as given below, as of the date of this Registration Statement, we are not a party to any pending legal proceedings, nor are we aware of any civil proceeding or government authority contemplating any legal proceeding, and to our knowledge, no such proceedings by or against the Company have been threatened. We anticipate that we and our subsidiaries may from time to time in the future become subject to claims and legal proceedings arising in the ordinary course of business. It is not feasible to predict the outcome of any such proceedings, and we cannot assure that their ultimate disposition will not have a materially adverse effect on our business, financial condition, cash flows or results of operations.

FCCC has filed a complaint with the Superior Court of California (the “Court”) as plaintiff with Aperion Energy Group LLC (“AEG”) as the defendant. The claim relates to a dispute arising under an energy service agreement (“ESA”) between the FCCC and AEG. Under the ESA, AEG was to supply two natural gas generators and act as FCCC’s agent for natural gas purchases in respect of the Project. In May 2021, the Company delayed Phase 1A of the Project and the Company relied on the termination clause in the ESA, which provided for a termination option prior to commercial operations. FCCC and AEG dispute the amounts owing under ESA. The complaint has been filed and consumed by the Court.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for the Registrant’s Equity

The Company’s Common Stock is currently not traded on any public market and there has been no trading market to date. We cannot predict with certainty the effect, if any, that market sales of CDIs or shares of Common Stock or the availability of CDIs or shares of Common Stock for sale will have on the market price prevailing from time to time. The sale of substantial amounts of CDIs or shares of Common Stock in the public market or the perception that such sales could occur could adversely affect the prevailing market price of CDIs or shares of Common Stock and our ability to raise equity capital in the future.

American Pacific Borates Limited’s ordinary shares have traded on the ASX under the trading symbol “ABR.” The shares will be delisted and will cease trading upon the completion of the Reorganization. We have applied to have our Common Stock listed on Nasdaq under the symbol “FEAM” upon completion of the Reorganization. There can be no assurance that the listing application will be approved or that an active U.S. trading market for our Common Stock will develop.

Upon completion of the Reorganization, we expect that we will have approximately 42,168,526 shares of our Common Stock outstanding held by approximately 4,017 record holders. Based on elections made or expected to be made by holders of ABR ordinary shares in connection with the Reorganization, we expect that approximately 27,168,525 of the Company’s outstanding shares as of the completion of the Reorganization will be represented by CDIs.

Upon completion of the Reorganization, which is being conducted in reliance upon the exemption from registration provided under Section 3(a)(10) of the Securities Act, the Company will issue to the shareholders of ABR either one share of the Company’s Common Stock for every ten ordinary shares of ABR or one CHESS Depositary Interest over the Company’s Common Stock (a “CDI”) for every one ordinary share of ABR, in each case, as held on the Scheme record date. Eligible shareholders of ABR (those whose residence at the record date of the Scheme is in Australia, New Zealand, Canada, Hong Kong, Ireland, Papua New Guinea, Singapore, Malaysia, Thailand, or the United States) will receive CDIs by default. In order to receive Common Stock, eligible shareholders must complete and submit an election form to ABR’s registry no later than 5:00 pm (AEDT) on March 2, 2022. Ineligible shareholders will not receive CDIs or shares of Common Stock but will instead receive the proceeds from the sale of the CDIs to which they would otherwise be entitled by a broker appointed by ABR. The appointed broker will sell the CDIs in accordance with the terms of a sale facility agreement and will remit the proceeds to ineligible shareholders. Additionally, the Company will cancel each of the outstanding options to acquire ordinary shares of ABR and issue replacement options representing the right to acquire shares of the Company’s Common Stock on the basis of one replacement option for every ten existing ABR options held. The Company will maintain an ASX listing for its CDIs, with each CDI representing 1/10th of a share of Common Stock. Holders of CDIs will be able to trade their CDIs on the ASX after implementation of the Scheme and holders of shares of the Company’s Common Stock will be able to trade their shares on Nasdaq.

Shares of Common Stock that are held by persons who are not “affiliates” of the Company, as that term is defined in Rule 144 under the Securities Act, will be freely transferrable without restriction or registration under the Securities Act immediately following the completion of the Reorganization. The resale shares of Common Stock that are held by our affiliates will be subject to the certain conditions under Rule 144. These shares are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, such as sales pursuant to Rule 144.

Rule 144

In general, under Rule 144, beginning 90 days after the effective date this Registration Statement a person (or persons whose shares of Common Stock are required to be aggregated) who is an affiliate of the Company is entitled to sell in any three-month period a number of shares of Common Stock that does not exceed the greater of:

•

1% of the number of shares of the Company’s Common Stock then outstanding, including shares represented by CDIs, which will equal approximately 420,185 shares immediately after completion of the Reorganization; or

•	the average weekly trading volume in the shares of our Common Stock on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale;

•	except that, in the case of restricted securities, at least six months have elapsed since the later of the date such shares were acquired from us or any of our affiliates.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” of ours is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with us.

Under Rule 144, a person (or persons whose shares are required to be aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who holds shares of Common Stock that are restricted securities, may sell such shares provided that at least six months have elapsed since the later of the date such shares were acquired from us or from any of our affiliates and subject to the availability of current information about us. If at least one year has elapsed since the later of the date such shares were acquired from us or from any of our affiliates, such non-affiliate of ours may sell such shares without restriction under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act as in effect on the date of this Registration Statement, any of our employees, officers, directors or consultants who purchased or receive shares from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701, or other contract to resell such shares in reliance upon Rule 144, but without compliance with the notice, manner of sale, public information requirements, or volume limitation provisions of Rule 144. Subject to any applicable lock-up agreements, Rule 701 provides that persons who are our “affiliates” as defined in Rule 144 during the immediately preceding 90 days may resell those shares beginning 90 days after the date of this Registration Statement without complying with the minimum holding period requirements under Rule 144 and that persons who are not our “affiliates” may sell such shares in reliance on Rule 144 beginning 90 days after the date of this Registration Statement without complying with the minimum holding period, public information, volume limitation or notice requirements of Rule 144.

The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

10b5-1 Plans

After the completion of the Reorganization, certain of our director, executive officers and employees may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act.

Registration Rights

Following completion of the Reorganization, we may grant our directors and executive officers various rights with respect to the registration of the sale of shares of our Common Stock under the Securities Act. Registration of the sale of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our Common Stock reserved for future issuance under our equity incentive compensation plan. We expect to file the registration statement covering these shares shortly after completion of the Reorganization. The registration statement will be effective immediately upon filing and will permit the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Dividends

To the date of this Registration Statement, ABR and the Company have not declared nor paid any dividends, and our Board of Directors does not anticipate that we will pay cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will depend upon our financial condition, operating results, capital requirements, restrictions in our agreements, and other factors that our Board of Directors deems relevant.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the shares of common voting stock of the Company is Computershare Trust Company, N.A.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

Unregistered Securities

In connection with the formation of the Company, the Company issued one share of its Common Stock to ABR, its corporate parent, on October 11, 2021, through a private placement outside of the United States.

The Company will issue shares of its Common Stock to the former holders of ABR ordinary shares upon consummation of the Scheme. These shares will be issued in an exempt transaction pursuant to Section 3(a)(10) of the Securities Act. Except for the foregoing, there has been no sale of unregistered securities of the Company in the last three years.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Description of Capital Stock

The following description of our capital stock is a summary. The complete text of our Certificate of Incorporation and Bylaws are each included as exhibits to this Registration Statement and are incorporated by reference herein. Our authorized share capital is 200,000,000 divided into 180,000,000 shares of Common Stock, par value of $0.01 per share, and 20,000,000 shares of preferred stock, par value of $0.01 per share (“Preferred Stock”). Immediately after the completion of the Reorganization, based on the number of ABR ordinary shares outstanding as of February 8, 2022, we expect that there will be approximately 42,168,526 shares of our Common Stock issued and outstanding held by approximately 4,017 record holders. As of immediately after the completion of the Reorganization, we expect that no shares of Preferred Stock will be issued and outstanding. The actual number of stockholders will be considerably greater than the number of stockholders of record and will include stockholders who are beneficial owners but whose CDIs or shares of Common Stock are held in street name by brokers and other nominees.

Common Stock

Except as otherwise required by law, as provided in our Certificate of Incorporation or as provided in the resolution or resolutions, if any, adopted by our Board of Directors with respect to any series of the Preferred Stock, the holders of our Common Stock will exclusively possess all voting power. Each holder of shares of Common Stock will be entitled to one vote for each share held by such holder. Subject to the rights of holders of any series of outstanding Preferred Stock, holders of shares of our Common Stock will have equal rights of participation in the dividends and other distributions in cash, stock or property of the Company when, as and if declared thereon by our Board of Directors from time to time out of assets or funds legally available therefor and will have equal rights to receive the assets and funds of the Company available for distribution to stockholders in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary.

CDIs

CDIs confer the beneficial ownership of our Common Stock on each CDI holder, with the legal title to such securities held by an Australian depositary entity, CHESS Depositary Nominees Pty Ltd. (the “Depositary Nominee”). The Depositary Nominee will be the registered holder of those shares of our Common Stock held for the benefit of holders of CDIs. The Depositary Nominee does not charge a fee for providing this service. Ten CDIs will represent an interest in one share of our Common Stock. Holders of CDIs will not hold the legal title to the underlying shares of our Common Stock to which the CDIs relate, as the legal title will be held by the Depositary Nominee. Each holder of CDIs will, however, have a beneficial interest in the underlying shares in our Common Stock. Each holder of CDIs that elects to vote at a stockholders meeting will be entitled to one vote for every 10 CDIs held by such holder. In order to vote at a stockholder meeting, a CDI holder may:

•

instruct the Depositary Nominee, as legal owner of the shares of Common Stock, to vote the Common Stock represented by their CDIs to vote the shares of our Common Stock represented by their CDIs in a particular manner. A voting instruction form will be sent to holders of CDIs and must be completed and returned to the share registry for the CDIs prior to a record date fixed for the relevant meeting, or the Voting Instruction Receipt Time, which is notified to CDI holders in the voting instructions included in a notice of meeting;

•

inform us that they wish to appoint themselves or a third party as the Depositary Nominee’s proxy with respect to our shares of Common Stock underlying the holder’s CDIs for the purposes of attending and voting at the meeting. The instruction form must be completed and returned to the share registry for the CDI prior to the CDI Voting Instruction Receipt Time; or

•

convert their CDIs into shares of our Common Stock and vote those shares at the meeting. The conversion must be undertaken prior to a record date fixed by the Board of Directors for determining the entitlement of members to attend and vote at the meeting. If the holder later wishes to sell their investment on the ASX, it would first be necessary to convert those shares of Common Stock back to CDIs. Further details on the conversion process are set out below.

Voting instruction forms and details of these alternatives are included in each notice of meeting sent to CDI holders by the Company.

Conversion of CDIs to shares of Common Stock

CDI holders may at any time convert their CDIs to a holding of shares of Common Stock by instructing the share registry for the CDIs, either:

•

Directly in the case of CDIs held on the issuer sponsored sub-register operated by the Company (holders of CDIs will be provided with a CDI issuance request form to return to the share registry for the CDIs); or

•

Through their “sponsoring participant” (usually their broker) in the case of CDIs which are held on the CHESS sub-register (in this case, the sponsoring broker will arrange for completion of the relevant form and its return to the share registry for the CDIs).

In both cases, once the share registry for the CDIs has been notified, it will arrange the transfer of the relevant number of shares of Common Stock from the Depositary Nominee into the name of the CDI holder in book entry form or, if requested, deliver the relevant shares of Common Stock to their DTC participant in the United States Central Securities Depositary. The share registry for the CDIs will not charge a fee for the conversion (although a fee may be payable by market participants). Holding shares of Common Stock will, however, prevent a person from selling their shares of Common Stock on the ASX, as only CDIs can be traded on that market.

Conversion of shares of Common Stock to CDIs

Shares of Common Stock may be converted into CDIs and traded on the ASX. Holders of shares of Common Stock may at any time convert those shares to CDIs by contacting the Company’s transfer agent. The underlying shares of Common Stock will be transferred to the Depositary Nominee, and CDIs (and a holding statement for the corresponding CDIs) will be issued to the relevant security holder. No trading in the CDIs may take place on the ASX until this conversion.

The Company’s transfer agent will not charge a fee to a holder of shares of Common Stock seeking to convert their shares of Common Stock to CDIs, although a fee may be payable by market participants.

In either case, it is expected that each of the above processes will be completed within 24 hours, provided that the Company’s transfer agent is in receipt of a duly completed and valid request form. No guarantee can, however, be given about the time required for this conversion to take place.

Dividends and Other Shareholder Entitlements

Holders of CDIs are entitled to receive all the direct economic benefits and other entitlements in relation to the underlying shares of Common Stock that are held by the Depositary Nominee, including dividends and other entitlements that attach to the underlying shares of Common Stock.

It is possible that marginal differences may exist between the resulting entitlement of a holder of CDIs and the entitlements that would have accrued if a holder of CDIs held their holding directly as shares of Common Stock. As the ratio of CDIs to Common Stock is not one-to-one, and any entitlement will be determined on the basis of shares of Common Stock rather than CDIs, a holder of CDIs may not always benefit to the same extent (e.g. from the rounding up of fractional entitlements). We will, however, be required by the ASX Settlement Rules to minimize any such differences where legally permissible. If a cash dividend or any other cash distribution is declared in a currency other than Australian dollars, we currently intend to convert that dividend or other cash distribution to which a holder of CDIs is entitled to Australian dollars and distribute it to the relevant holder of CDIs in accordance with their entitlement.

Due to the need to convert dividends from United States dollars to Australian dollars in the above mentioned circumstances, holders of CDIs may potentially be advantaged or disadvantaged by exchange rate fluctuations, depending on whether the Australian dollar weakens or strengthens against the United States dollar during the period between the resolution to pay a dividend and conversion into Australian dollars.

Takeovers

If a takeover bid is made in respect of any of our Common Stock of which the Depositary Nominee is the registered holder, the Depositary Nominee is prohibited from accepting the offer made under the takeover bid except to the extent that acceptance is authorized by the CDI holders in respect of the shares of Common Stock represented by their holding of CDIs.

The Depositary Nominee must accept a takeover offer in respect of shares of Common Stock represented by a holding of CDIs if the relevant holder of CDIs instructs it to do so and must notify the entity making the takeover bid of the acceptance.

Preferred Stock

Our Board of Directors is authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series, as are stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock includes determination of the following:

•	the designation of the series;

•	the number of shares of the series;

•

the dividend rate or rates on the shares of that series, whether dividends will be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

•	whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of such voting rights;

•

whether the series will have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines;

•

whether or not the shares of that series will be redeemable, in whole or in part, at the option of the Company or the holder thereof and, if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they will be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

•	the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

•

the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment of shares of that series;

•	the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

•	any other relative rights, preferences and limitations of that series.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no lo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Delaware law further provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding of the types referred to above, or in defense of any claim, issue or matter therein, Delaware law provides that such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Our Certificate of Incorporation and Bylaws require us to indemnify and hold harmless to the fullest extent permitted by applicable law, as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) actually and reasonably incurred by such person. The Company is required to indemnify a person in connection with such a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by the person was authorized in the specific case by the Board of Directors.

We are further required under our Bylaws to pay the expenses (including attorneys’ fees) actually and reasonably incurred by a director or officer of the Company in defending any such proceeding in advance of its final disposition, upon receipt of an undertaking by or on behalf of such person to repay all amounts advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses under our Certificate of Incorporation and Bylaws or otherwise.

The rights conferred on any person by our Certificate of Incorporation and Bylaws are not exclusive of any other right which such person may have or hereafter acquire under any statute, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office.

Any amendment, repeal or modification of the indemnification provisions contained in our Certificate of Incorporation or Bylaws will not adversely affect any right or protection of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

We have entered into individual indemnification agreements with each of our directors and executive officers that require us to provide indemnification and advancement of expenses in accordance with our Certificate of Incorporation and Bylaws and that include certain additional provisions, including a requirement that we pay or reimburse the payment of attorneys’ fees and expenses in connection with any action by a director or executive officer to enforce the provisions of his or her indemnification agreements against us.

We also maintain directors and officers liability insurance that provides coverage with respect to liabilities asserted against our directors and executive officers incurred in such capacity, or arising out of his or her status as such. This insurance may in certain cases provide coverage with respect to liabilities for which the Company would not have the power to indemnify its directors and executive officers under Delaware law.

Limitation on Liability of Directors

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer, in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or stock purchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation provides that, to the fullest extent permitted under Delaware law, none of our directors will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required to be included in this Registration Statement appear beginning on page F-1.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements

The financial statements required to be included in this Registration Statement appear beginning on page F-1.

(b)	Exhibits

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Title

2.1#	Scheme Implementation Agreement dated as of October 11, 2021 between American Pacific Borates Limited and 5E Advanced Materials, Inc.

3.1	Certificate of Incorporation of 5E Advanced Materials, Inc.

3.2	Amended and Restated Bylaws of 5E Advanced Materials, Inc.

10.1+	5E Advanced Materials, Inc. 2022 Equity Compensation Plan

10.2	Form of Indemnification Agreement for Directors and Officers

10.3	Mineral Lease Agreement between Fort Cady (California) Corporation and Elementis Specialties, Inc.

10.4	First Amendment to Mineral Lease Agreement between Fort Cady (California) Corporation and Elementis Specialties, Inc.

10.5#+	Offer Letter from Fort Cady (California) Corporation to Mr. Tausch

10.6#+	Offer Letter from Fort Cady (California) Corporation to Mr. Weibel

10.7#+	Offer Letter from Fort Cady (California) Corporation to Mr. Hall

10.8+	Promotion Letter from Fort Cady (California) Corporation to Mr. Weibel

10.9	Letter dated November 4, 2021 by 5E Advanced Materials, Inc. to ASX Limited regarding acknowledgement of CHESS Depositary Nominee (CDN) Function

10.10+	Offer Letter from 5E Advanced Materials, Inc. to Ms. Mehta

10.11+	Offer Letter from 5E Advanced Materials, Inc. to Mr. Hunt

10.12+	Offer Letter from 5E Advanced Materials, Inc. to Mr. Lim

10.13+	Offer Letter from 5E Advanced Materials, Inc. to Mr. Salisbury

21.1	Subsidiaries of the Registrant

96.1	Initial Assessment Report of Millcreek Mining Group dated as of February 7, 2022

#

Schedules have been omitted pursuant to Items 601(a)(5) and 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission. The Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

+	Management contract or compensatory plan, contract or arrangement.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

5E ADVANCED MATERIALS, INC.

By:	/s/ Henri Tausch
Name: Henri Tausch
Title: Chief Executive Officer

Date: February 9, 2022

5E Advanced Materials, Inc.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

American Pacific Borates LTD

Western Australia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of American Pacific Borates LTD (the “Company”) as of June 30, 2021 and 2020, the related consolidated statements of operations and comprehensive loss (income), changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2021.

Spokane, Washington

December 8, 2021

AMERICAN PACIFIC BORATES LTD

CONSOLIDATED BALANCE SHEETS

	JUNE 30,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$40,811,269	$26,639,953
Prepaid expenses and other current assets	158,620	175,382

Total current assets	40,969,889	26,815,335
MINERAL RIGHTS AND PROPERTIES, Net	8,080,709	7,888,500
CONSTRUCTION IN PROGRESS	12,765,285	2,938,075
PROPERTIES, PLANT AND EQUIPMENT, Net	1,495,436	689,218
RECLAMATION BOND DEPOSIT	1,084,408	305,129
RIGHT OF USE ASSET	213,109	—

TOTAL ASSETS	$64,608,836	$38,636,257

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$1,454,132	$2,630,115
Accrued payroll	140,777	127,846
Lease liability, current	90,815	—

Total current liabilities	1,685,724	2,757,961
LONG-TERM DEBT	92,532	94,748
LEASE LIABILITY	124,699	—
ACCRUED RECLAMATION LIABILITIES	377,292	297,997

Total liabilities	2,280,247	3,150,706

COMMITMENTS AND CONTINGENCIES (Note 13)
STOCKHOLDERS’ EQUITY
Capital shares 383,906,237 and 304,560,670 shares outstanding, respectively	90,781,546	52,977,240
Additional paid-in capital	10,781,866	4,406,086
Accumulated other comprehensive income (loss):
Reporting currency translation	1,416,664	(499,456)
Accumulated deficit	(40,651,487)	(21,398,319)

Total stockholders’ equity	62,328,589	35,485,551

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$64,608,836	$38,636,257

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN PACIFIC BORATES LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (INCOME)

	FOR THE YEAR ENDED JUNE 30,
	2021	2020
COST AND EXPENSES
Exploration and evaluation	$2,287,732	$1,819,230
General and administrative	11,636,733	4,169,357
Environmental and reclamation	3,678,008	—
Depreciation expense	31,050	6,470

Total cost and expenses	17,633,523	5,995,057

LOSS FROM OPERATIONS	(17,633,523)	(5,995,057)

NON-OPERATING INCOME (EXPENSE)
Hydrology income	45,328	54,548
Other income	—	73,115
Interest income	8,745	9,107
Interest expense	(5,204)	(236,838)
Net foreign exchange loss	(1,668,514)	(97,963)

Total non-operating (expense)	(1,619,645)	(198,031)
NET LOSS	(19,253,168)	(6,193,088)
OTHER COMPREHENSIVE LOSS (INCOME)
Reporting currency translation	(1,916,120)	(1,588)

NET LOSS AND OTHER COMPREHENSIVE LOSS	$(17,337,048)	$(6,191,500)

Net loss per common share – basic and diluted	$(0.06)	$(0.03)

Weighted average common shares outstanding — basic and diluted	341,872,371	222,099,290

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN PACIFIC BORATES LTD

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

				Accumulated
			Additional	Other		Total
	Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Income (Loss)	Deficit	Equity
Balance at July 1, 2019	208,442,224	$24,372,157	$1,750,289	$(501,044)	$(15,205,231)	$10,416,171
Shares issued for:
Cash	81,750,000	28,422,356	—	—	—	28,422,356
Exercise of stock options	12,303,984	2,453,988	—	—	—	2,453,988
Conversion of convertible notes	2,064,462	338,216	—	—	—	338,216
Shares issuance costs	—	(2,609,477)	—	—	—	(2,609,477)
Share based compensation	—	—	2,655,797	—	—	2,655,797
Net loss	—	—	—	—	(6,193,088)	(6,193,088)
Other comprehensive income (loss)	—	—	—	1,588	—	1,588

Balance at June 30, 2020	304,560,670	$52,977,240	$4,406,086	$(499,456)	$(21,398,319)	$35,485,551
Shares issued for:
Cash	51,282,051	30,109,764	—	—	—	30,109,764
Exercise of stock options	23,941,849	6,963,995	—	—	—	6,963,995
Consulting fees	80,000	32,076	—	—	—	32,076
Shares issuance costs	—	(1,573,496)	—	—	—	(1,573,496)
Shares to be issued from exercise of stock options	4,041,667	2,271,967	—	—	—	2,271,967
Share based compensation	—	—	6,375,780	—	—	6,375,780
Net loss	—	—	—	—	(19,253,168)	(19,253,168)
Other comprehensive income (loss)	—	—	—	1,916,120	—	1,916,120

Balance at June 30, 2021	383,906,237	$90,781,546	$10,781,866	$1,416,664	$(40,651,487)	$62,328,589

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN PACIFIC BORATES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR THE YEAR ENDED JUNE 30,
	2021	2020
Cash Flows From Operating Activities:
Net loss	$(19,253,168)	$(6,193,088)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	31,050	6,470
Interest earned on reclamation bond	(2,629)	(6,021)
Share based compensation	6,375,780	2,655,797
Common stock issued for consulting fees	32,076	—
Net foreign exchange loss	1,668,514	23,114
Change in:
Prepaid expenses and other current assets	16,762	73,161
Accounts payable and accrued liabilities	230,694	950,459
Accrued payroll	12,931	109,356

Net cash used by operating activities	(10,887,990)	(2,380,752)

Cash Flows From Investing Activities:
Additions to construction in progress	(12,029,506)	(1,409,379)
Additions to mineral rights and properties	(112,914)	(105,806)
Additions to properties, plant and equipment	(39,244)	(76,370)
Additions to reclamation bonds	(776,650)	—

Net cash used by investing activities	(12,958,314)	(1,591,555)

Cash Flows From Financing Activities:
Payments on a note payable	(2,216)	(1,252)
Borrowings under convertible debt	—	2,000,000
Payments on convertible debt	—	(1,402,172)
Borrowing costs	—	(260,871)
Proceeds from issuance of common stock	30,109,764	28,422,356
Proceeds from exercise of stock options	9,235,962	2,453,988
Share offering costs	(1,573,496)	(2,609,477)

Net cash provided by financing activities	37,770,014	28,602,572

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,923,710	24,630,265
EFFECT OF EXCHANGE RATE FLUCTUATION ON CASH	247,606	(20,267)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	26,639,953	2,029,955

CASH AND CASH EQUIVALENTS AT END OF YEAR	$40,811,269	$26,639,953

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid in cash	$3,046	$236,838
NONCASH INVESTING AND FINANCING ACTIVITIES
Land purchased with note payable	$—	$96,000
Accounts payable change related to construction in progress additions	(1,404,272)	1,528,696
Construction in progress transferred to properties, plant and equipment	798,024	—
Receipt and subsequent forgiveness of Paycheck Protection Program loan	—	73,115
Shares of common stock issued on conversion of convertible note payable	—	338,216
Recognition of operating lease liability and right of use asset	237,353	—

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN PACIFIC BORATES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

The accompanying consolidated financial statements include the accounts of American Pacific Borates Limited (the “Company”), and its wholly owned subsidiaries, Fort Cady Holdings Pty Ltd. and Fort Cady (California) Corporation. The Company is limited by shares incorporated in Australia whose shares commenced public trading on the Australian Securities Exchange on July 28, 2017. The Company is an exploration stage company focused on becoming a fully integrated producer of boron specialty products and advanced materials. It is targeting boron applications in the field of clean energy transition, electric transportation, and other high-tech applications.

2. Summary of Significant Accounting Policies

Basis of Presentation - The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are presented in U.S. dollars.

Basis of Consolidation - The consolidated financial statements comprise the financial statements of American Pacific Borates Limited and its wholly owned subsidiaries, Fort Cady (California) Corporation and Fort Cady Holdings Pty Ltd. Subsidiaries are those entities over which the Company has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a Company controls another entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-company transactions have been eliminated in full.

Foreign Currency Translation

Functional and reporting currency

Items included in the consolidated financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and its wholly owned subsidiary, Fort Cady Holding Pty Ltd is the Australian dollar. The functional currency of Fort Cady (California) Corporation is the U.S. dollar. The reporting currency for these consolidated financial statements is U.S. dollars.

Transactions in foreign currency

Transactions made in a currency other than the functional currency are remeasured to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are remeasured to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are remeasured at historical rates. Foreign currency transaction gains and losses are included in profit or loss.

Translation to reporting currency

The results and financial position of entities that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting date.

•

Income and expenses for each statement of operations are translated at average exchange rates, unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions.

•	All resulting exchange differences are recognized in other comprehensive income or loss.

Use of Estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenditures during the reported periods. Actual results could differ materially from those estimates. Estimates may include those pertaining to the estimated useful lives and valuation of properties, plant and equipment, mineral rights and properties, deferred tax assets, reclamation liabilities, and share based compensation.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and liquid investments with an original maturity when acquired of three months or less. As of June 30, 2021 and 2020, cash and cash equivalents consisted of $433,141 and $491,736, respectively, of funds held in bank accounts with financial institutions in the United States and $40,378,128 and $26,148,217, respectively, of funds held in bank accounts with financial institutions in Australia.

Mineral Rights and Properties and Exploration and Evaluation Costs - Mineral property acquisition costs, including indirectly related acquisition costs, are capitalized when incurred. Acquisition costs include cash consideration. Advance minimum royalty payments paid as part of a mineral lease are capitalized.

Exploration and evaluation costs are expensed as incurred. When it is determined that a mining deposit can be economically and legally extracted or produced, development costs related to such reserves and incurred after such determination will be considered for capitalization. The establishment of proven and probable reserves is based on results of feasibility studies. Upon commencement of commercial production, capitalized costs will be amortized over their estimated useful lives or units of production, whichever is a more reliable measure. Capitalized amounts relating to a property that is abandoned or otherwise considered uneconomic for the foreseeable future will be written off.

Drilling, development and related costs are either classified as exploration and evaluation and charged to operations as incurred, or capitalized, based on the following criteria:

•	whether the drilling or development costs relate to a project that has been determined to be economically feasible, and a decision has been made to put the project into production; and

•

whether, at the time the cost is incurred: (a) the expenditure embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) the Company can obtain the benefit and control others’ access to it, and (c) the transaction or event giving rise to the Company’s right to or control of the benefit has already occurred.

Impairment of Long-Lived Assets - The carrying amount of long-lived assets is reviewed for impairment when events and circumstances indicate that such assets might be impaired. An asset is considered impaired when estimated future undiscounted cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not considered recoverable, the asset is adjusted to its fair value. Fair value is generally determined based on discounted future cash flows.

Properties, Plant and Equipment - Properties, plant and equipment are recorded at historical cost. Depreciation and amortization are provided in amounts sufficient to match the cost of depreciable assets to operations over their estimated service lives or productive value. Expenditures for improvements that significantly extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to operations when incurred. Depreciation is computed using the straight-line method over estimated useful lives as follows:

Building	7 – 15 years
Vehicles	5 years
Equipment	5-10 years

Assets under construction (“Construction in progress”) include roads, fencing, tailings facility, and land improvements and will be depreciated in accordance with the Company’s depreciation policy once placed in service.

Reclamation Obligations – The Company’s mining and exploration activities are subject to various laws and regulations, including legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time the property is removed from service. Reclamation obligations are recognized when incurred and recorded as liabilities at estimated costs of future expenditures. Reclamation obligations are based on when spending for an existing disturbance will occur. The disturbance from construction, exploration, and development activities is reclaimed on an ongoing basis. Reclamation associated with environmental monitoring programs will be classified as a long-term liability; however, because the Company has not declared proven and probable reserves, the timing of these reclamation activities is uncertain as the reclamation areas will only be utilized once the mineral property is operating. For activities that do not qualify for asset capitalization, the costs associated with the obligation are charged to operations. For other activities, the costs will be added to the capitalized costs of the property and amortized over the useful life of the mineral property. The reclamation obligation in connection with mineral properties and interests are reviewed on an annual basis unless otherwise deemed necessary.

Reclamation obligations are secured by certificate of deposits held for the benefit of the state of California in amounts determined by applicable federal and state regulatory agencies. Reclamation bond deposits as of June 30, 2021 and 2020 were $1,084,408 and $305,129, respectively.

Fair Value Measurements - The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the party’s own credit risk.

Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Leases - Effective July 1, 2019, the Company adopted ASC 842, Leases. The impact of this adoption was immaterial. Under ASC 842, we determine if a contractual arrangement is, or contains, a lease at the inception date. Right-of-use (“ROU”) assets and liabilities related to operating leases are separately reported in the consolidated balance sheets. The Company currently has no finance leases.

ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. When the rate implicit to the lease cannot be readily determined, the Company utilizes its incremental borrowing rate in determining the present value of the future lease payments. The incremental borrowing rate is derived from information available at the lease commencement date and represents the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The ROU asset includes any lease payments made and lease incentives received prior to the commencement date. Operating lease ROU assets could also include any cumulative prepaid or accrued rent when the lease payments are uneven throughout the lease term. The ROU assets and lease liabilities may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Lease liabilities are increased by interest and reduced by payments each period, and the ROU asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the ROU asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

Financial Instruments - The Company’s financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these instruments approximate their carrying value unless otherwise noted.

Share Based Compensation - The fair value of share based compensation awards is measured at the date of grant and amortized over the requisite service period, which is generally the vesting period, with a corresponding increase in additional paid-in capital. The Company uses the Black-Scholes option valuation model to calculate the fair value of awards granted.

In the case of a share based compensation award that is either cancelled or forfeited prior to vesting, the amortized expense associated with the unvested awards is reversed. A forfeiture rate is not estimated when determining the fair value of the options on the grant date.

Loss per Common Share - Basic net loss per common share is computed by dividing net loss, by the weighted average number of common shares outstanding. Diluted loss per share includes any additional dilution from common stock equivalents. Diluted loss per share is not presented for the years ended June 30, 2021 and 2020, as the effect on the basic loss per share would be anti-dilutive.

Income Taxes - Income taxes are provided based upon the liability method of accounting pursuant to Accounting Standards Codification (“ASC”) 740-10-25, “Income Taxes – Recognition.” Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end.

In evaluating the Company’s ability to recover its deferred tax assets, management considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, the Company develops assumptions including the amount of future state and federal pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and the assumptions are consistent with the plans and estimates that the Company is using to manage the underlying businesses. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740-10-25-5 to allow recognition of such an asset.

The Company evaluates uncertain tax positions in a two-step process, whereby (i) it is determined whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority would be recognized.

COVID 19 - Since March 2020, several measures have been implemented in the United States, Australia, and the rest of the world in response to the increased impact from the novel coronavirus (“COVID-19”). The full extent to which the COVID-19 pandemic and our precautionary measures may continue to impact our business will depend on future developments, which continue to be highly uncertain and cannot be predicted at this time, including, but not limited to, the duration and geographic spread of the pandemic, its severity, the actions to contain the virus or treat its impact, future spikes of COVID-19 infections resulting in additional preventative measures to contain or mitigate the spread of the virus, the effectiveness, distribution and acceptance of COVID-19 vaccines, including the vaccines’ efficacy against emerging COVID-19 variants, and how quickly and to what extent normal economic and operating conditions can resume. We believe this could have an adverse impact on our ability to obtain financing, development plans, results of operations, financial position, and cash flows during the current fiscal year.

Recently Issued Accounting Pronouncements – In December 2019, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 is part of the FASB’s overall simplification initiative and seeks to simplify the accounting for income taxes by updating certain guidance and removing certain exceptions. The updated guidance is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this ASU on July 1, 2021, and does not expect ASU 2019-12 to have a material effect on the Company’s consolidated financial statements other than modification of income tax disclosure.

In August 2020, FASB issued ASU No. 2020-06–Debt–Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The update is to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The update is effective for fiscal years beginning after December 15, 2021, including condensed periods within those fiscal years and with early adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In May 2021, FASB issued ASU No. 2021-04—Earnings Per Share (Topic 260), Debt— Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40) Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The updated is to clarify and reduce diversity in accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The update is effective for fiscal years beginning after December 15, 2021, including condensed periods within those fiscal years and with early adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3. Mineral Rights and Properties, Net

The Company owns surface properties and the associated mineral rights for the Fort Cady Borate Project. The Company has capitalized the cost of drilling hydrology wells, which provide water for the project. For the years ended June 30, 2021 and 2020, the Company recognized hydrology income of $45,328 and $54,548, respectively. On October 1, 2011, Fort Cady (California) Corporation executed a 10-year net royalty lease agreement with Elementis Specialties Inc.

(“Elementis”) to explore, develop and mine boron and lithium on claims held by Elementis. Amounts paid prior to production are considered advanced royalty payments and capitalized. For the years ended June 30, 2021 and 2020, the Company paid Elementis advanced royalty payments of $107,502 and $105,806, respectively.

Mineral Rights and Properties as of June 30, 2021 and 2020 consisted of the following:

	2021	2020
Mineral properties – Fort Cady Borate Project	$6,732,562	$6,732,562
Hydrology wells	547,258	541,846
Mineral interest – Elementis lease	721,594	614,092
Asset retirement cost – (Note 8)	79,295	—

	$8,080,709	$7,888,500

4. Construction in Progress

Construction work in progress represents the equipment which has been acquired and is not in use and prepayments for design, engineering, and construction services in relation to the development of the Fort Cady Borate Project. As of June 30, 2021 and 2020, Construction in Progress consisted of the following:

	2021	2020
Crystallizer	$5,544,359	$2,109,100
Engineering services	3,182,279	310,000
Electric infrastructure	643,445	—
Filter system	634,986	—
Centrifuge system	382,683	158,665
Air compression	344,054	19,663
Boiler	287,613	—
Scrubbers	235,063	—
Water treatment	232,108	—
Pumps	67,273	—
Other	1,211,422	340,647

Total Construction in Progress	$12,765,285	$2,938,075

5. Properties, Plant and Equipment, Net

Properties, plant, and equipment, net as of June 30, 2021 and 2020 consisted of the following:

	2021	2020
Land	$658,245	$658,245
Buildings	717,253	11,125
Vehicles	73,202	33,959
Plant and equipment	91,897	—

	1,540,597	703,329
Less accumulated depreciation	(45,161)	(14,111)

Properties, plant and equipment, net	$1,495,436	$689,218

For the years ended June 30, 2021 and 2020, the Company recognized depreciation expense of $31,050 and $6,470, respectively.

6. Debt

Convertible Notes

On August 27, 2019, the Company announced that it had agreed to issue a $2,000,000 convertible note to Amvest Capital Mining Opportunities, LLC (“Amvest”). The interest rate associated with this borrowing was 12%. Interest totaling $349,390 was prepaid by the Company at the issue date. The borrowing was unsecured and was scheduled to mature in September 2021.

Amvest converted $338,216 of the balance to 575,037 and 1,489,425 shares of the Company’s common stock on November 5, 2019 and February 13, 2020, respectively. On February 14, 2020, the Company paid Amvest the remaining balance of the note ($1,402,172).

Note Payable for Land

On July 31, 2019, Fort Cady California (Corporation) entered into a 10-year, $96,000 installment note payable to purchase land. The interest rate associated with this borrowing is 3%. As of June 30, 2021 and 2020, the Company paid interest of $5,203 and $2,391, respectively.

7. Leases

Starting February 2021, the Company leases its office under an operating lease expiring in 2024. A right to use (“ROU”) asset was recognized with a corresponding lease liability on the effective date of the lease. To calculate right of use asset and lease liability, the Company utilized incremental borrowing rates ranging from 0.17% to 0.04% to discount the future rent payments. The remaining lease term as of June 30, 2021 is 2.7 years. During the year ended June 30, 2021, operating cash flows included cash payments of $23,647 related to the measurement of lease liabilities.

Future minimum annual lease payments under these existing lease agreements are as follows as of June 30, 2021:

For the year ending June 30,
2022	$91,098
2023	74,343
2024	50,543

Total	215,984
Less imputed interest	(470)

Net lease liability	215,514
Current portion	90,815

Long-term portion	$124,699

Expense under operating leases, including short-term leases, for the years ended June 30, 2021 and 2020 was $81,297 and $55,209, respectively. This expense is included in General and Administrative expense on the Consolidated Statements of Operations and Comprehensive Loss (Income).

8. Reclamation Liabilities

The liabilities accrued for reclamation and closure costs as of June 30, 2021 and 2020 were as follows:

	2021	2020
Accrued reclamation costs	$297,997	$297,997
Asset retirement obligation	79,295	—

	$377,292	$297,997

Accrued reclamation costs of $297,997 relate to land disturbance for the Fort Cady Borate Project.

On June 30, 2021, the Company established an asset retirement obligation (“ARO”) relating to water monitoring wells as required by the Company’s Underground Injection Permit. Total estimated reclamation and closure costs for wells completed was $298,710 as of June 30, 2021. These estimated costs were discounted using credit adjusted, risk-free interest rate of 6.6% from the time the Company incurred the obligation to the time the Company expects to pay the retirement obligation. The discounted cash flows were $79,295. The balance will be adjusted in the future for accretion and revisions to the estimated costs and timing of the related expenditures.

Exploration and evaluation activities are subject to various federal and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally have become more restrictive. The Company believes that its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expect to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site-restoration costs to be incurred for existing mining interests is uncertain.

9. Capital Stock

The Company does not have authorized capital nor par value in respect of its issued capital. Ordinary shares have the right to receive dividends as declared and, in the event of a winding up of the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or proxy, at a meeting of the Company.

During the years ended June 30, 2021 and 2020, the Company issued the following shares of common stock:

•	Sold 51,282,051 and 81,750,000 shares of its capital stock for gross proceeds of $30,109,764 and $28,422,356, respectively.

•	Issued 2,064,462 shares of its capital stock upon conversion of a note payable with a value of $338,216 during the year ended June 30, 2020.

•	Issued 23,941,849 and 12,303,984 shares of its capital stock upon exercise of stock options for $6,963,995 and $2,453,988, respectively.

•	Issued 80,000 shares of its common stock with a fair value of $32,076 for consulting fees.

•	Recognized share issuance costs of $1,573,496 and $2,609,477, respectively.

•	During the year ended June 30, 2021 the Company received funds totaling $2,271,967 for the conversion of 4,041,667 unlisted options into ordinary fully paid shares.

10. Share Based Compensation

The Company has established an employee share option plan (“ESOP”). The objective of the ESOP was to assist in the recruitment, reward, retention and motivation of employees and contractors. An individual may receive the options or nominate a relative or associate to receive the options. The plan is open to executive officers, employees, and eligible contractors of the Company. Additionally, the board can authorize options outside of the plan to suppliers and vendors. Vesting periods of options granted vary as determined by the board of directors. Total number of shares authorized for award of share options under the ESOP is limited to 5% of issued capital over a 3-year period. It is the Company’s policy to issue new shares of common stock to satisfy stock options.

The share based compensation cost recognized in the Consolidated Statements of Loss and Comprehensive Loss in General and administrative expense consisted of the following:

	For the year ended June 30,
	2021	2020
Options issued to employees and directors	$4,652,723	$895,431
Options issued to suppliers	1,723,057	1,760,366

Total share based compensation	$6,375,780	$2,655,797

In addition, the Company issued 9,166,667 options in connection with one of its private placements that had a fair value of $913,533 which was recognized as stock issuance costs during the year ended June 30, 2020.

The fair value of stock option awards granted to directors, officers, employees and/or consultants of the Company are estimated on the grant date using the Black-Scholes option valuation model and the closing price of our common shares on the grant date. The Company uses the Black-Scholes option valuation model because management believes the model is appropriate for the Company. The risk-free interest rate is based on the government security rate with an equivalent term in effect as of the date of grant. The expected option lives and volatility assumptions are based on historical data of the Company.

The significant assumptions used to estimate the fair value of 17.0 million and 36.3 million stock option awards granted during the years ended June 30, 2021 and 2020, respectively, using the Black-Scholes option valuation model are as follows:

	2021	2020
Exercise price	AUD $0.90 - $2.50	AUD $0.50 - $0.80
Share price	AUD $0.575 -$2.02	AUD $0.135 - $0.51
Volatility	73% - 110%	74% - 101%
Expected term in years	1.0 to 4.0	1.0 to 4.0
Risk free interest rate	0.75%	1.25% - 2.23%
Dividend rate	Nil	Nil

The grant date fair value of options was approximately $5.6 million and $1.8 million during the years ended June 30, 2021 and 2020, respectively. The following table summarizes stock option activity for each of the years ended June 30, 2021 and 2020:

	For the year ended June 30,
	2021			2020
	Number of Options	Weighted Averaged Exercise Price		Number of Options	Weighted Averaged Exercise Price
Outstanding at beginning of year	67,423,794	AUD $	0.46	43,461,111	AUD $	0.32
Granted	17,000,000	AUD $	1.26	36,266,667	AUD $	0.76
Exercised	(27,983,516)	AUD $	0.44	(12,303,984)	AUD $	0.29
Expired/forfeited	(896,945)	AUD $	0.97	—	AUD $	—

Outstanding at end of year	55,543,333	AUD $	0.71	67,423,794	AUD $	0.46

Vested at the end of the year	52,843,333	AUD $	0.65	64,073,794	AUD $	0.46

Options outstanding and vested options outstanding as of June 30, 2021 and 2020 have a weighted average remaining life of 1.8 years and 1.7 years, respectively.

As of June 30, 2021, there was $480,693 of unrecognized compensation cost related to 2,700,000 unvested stock options. This cost is expected to be recognized over a weighted-average remaining period of approximately 0.5 year.

As of June 30, 2021, the intrinsic value of both that outstanding stock options and vested stock options was $21.2 million. The intrinsic value of stock options exercised during the years ended June 30, 2021 and 2020 was $13,936,502 and $2,525,955, respectively.

11. Net Loss Per Common Share

Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if stock options, warrants, and convertible securities were exercised or converted into common stock. Diluted loss per share equals basic loss per share as the effect of including dilutive securities in the calculation would be antidilutive. For the years ended June 30, 2021 and 2020, respectively, stock options of 55,543,333 and 67,423,794 were excluded from the computation of diluted loss per share as our reported net losses for those periods would cause their exercise to have no effect on the calculation of loss per share.

12. Income Taxes

Domestic and foreign components of loss before income taxes for the years ended June 30, 2021 and 2020 are as follows:

	For the year ended June 30,
	2021	2020
Australia	$11,214,348	$3,456,890
United States	8,038,820	2,736,198

Total	$19,253,168	$6,193,088

The following table is a reconciliation of income taxes as statutory rates:

	For the year ended June 30,
	2021	2020
Loss before income taxes	$19,253,168	$6,193,088
Statutory income tax rate	21%	21%
Income tax benefit at statutory tax rates	4,043,165	1,300,548
State income tax benefit	560,948	190,773
Foreign rate differential	378,673	110,679
Share based compensation	(1,375,892)	(365,876)
Other	(96,907)	(102,758)

Change in valuation allowance	(3,509,987)	(1,133,366)

Income tax benefit	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred taxes are as follows:

	For the year ended June 30,
	2021	2020
Deferred tax assets:
Net operating loss carryforward	$4,351,797	$2,399,482
Amortization of exploration expenditures	3,224,977	2,073,776
Unrealized loss - translation	446,897	149,837
Other	428,873	482,128

Total deferred tax assets	8,452,544	5,105,223
Less: valuation allowance	(7,940,661)	(5,057,510)

Deferred tax assets, net of valuation allowance to offset deferred tax liability	511,883	47,713

Deferred tax liabilities:
Unrealized gain - translation	(424,999)	(45,586)
Other	(59,636)	—
Depreciation	(27,248)	(2,127)

Net deferred tax assets	$—	$—

As of June 30, 2021, the Company had U.S. federal and state net operating loss (“NOL”) carryforwards of $7,522,059. As of June 30, 2020, the Company had U.S. federal and state NOL carryforwards of $3,854,079. U.S. net operating loss carryforwards for the periods arising before December 31, 2017 have a 20-year expiration period, the earliest of which could expire in 2037. The amount of the post-tax reform U.S. federal NOL generated after tax year 2017, of approximately $7.2 million, can be carried forward indefinitely. As of June 30, 2021 and 2020, there is an Australian NOL carryforward of $7,489,514 and $4,403,241 which can be carried forward indefinitely.

We evaluate both the positive and negative evidence available to determine the realizability of our deferred tax assets. As of June 30, 2021 and 2020, there is a valuation allowance of $7,940,661 and $5,057,510, respectively, of which primarily relate to net operating losses.

Changes in the balance of our deferred tax asset valuation allowance during the years ended June 30, 2021 and 2020 related primarily to increases in net operating loss carryforwards and were as follows:

	For the year ended June 30,
	2021	2020
Valuation allowance	$7,940,661	$5,057,510

The Company had no unrecognized tax benefits as of June 30, 2021 or 2020. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in its income tax provision. The Company has not recognized any interest or penalties in the fiscal years presented in these financial statements. The Company is subject to income tax in the U.S. federal jurisdiction and Australia. Tax years 2017 and forward remain subject to examination but there are currently no ongoing exams in any taxing jurisdictions.

13. Commitments and Contingencies

Purchase Obligations

The Company has purchase order commitments of $2,749,205 and $4,997,155, respectively in respect of construction works in progress.

Mineral Lease Payments

The Company has a mineral lease agreement for the purposes of obtaining exclusive rights to exploration at the Fort Cady Project. The mineral lease agreement requires the Company to make an annual minimum royalty payment of $75,000, escalated annually based on inflation, until the expiration date of the lease, October 1, 2021. Payments made during the years ended June 30,2021 and 2020 were $107,502 and $105,806, respectively. See Note 14 regarding amendment to the mineral lease after June 30, 2021.

14. Subsequent Events

Mineral Lease Agreement Amendment

On September 16, 2021, the Company extended its mineral lease agreement with Elementis until July 1, 2022. The Company paid an advanced royalty payment of $86,608 as part of the lease extension.

Issuance of equity securities

•

On July 2, 2021, the Company issued 1,000,000 options to a consultant as consideration for sales and marketing services provided. The options are exercisable at AUD$2.00 each on or before June 1, 2025.

•

On July 12, 2021, the Company issued 1,500,000 shares to Blue Horizon Advisors LLC, pursuant to the terms of the Advisory Agreement dated April 16, 2021 and as consideration for Advisory Board services provided.

•

On August 20, 2021, the Company issued 2,100,000 options to a consultant, pursuant to the terms of an Independent Contractor Agreement dated August 19, 2021. The options are exercisable at AUD$2.50 each on or before July 31, 2022.

•

On August 24, 2021, the Company issued 5,000,000 options as part of the recently appointed CEO’s long term incentive package. The options are exercisable at AUD$2.00 each on or before June 1, 2025. The options vest over three years in three equal annual instalments commencing on the start date of employment.

•

On September 14, 2021, the Company issued 5,900,000 options to employees pursuant to the terms of the Company’s Incentive Option Plan. The unlisted options are exercisable at AUD$2.00 each on or before June 1, 2025.

•

On October 18, 2021, the Company issued 1,500,000 shares to Blue Horizon Advisors LLC, pursuant to the terms of the Advisory Agreement dated April 16, 2021 and as consideration for Advisory Board services provided.

•	On November 23, 2021, the Company announced a private placement of 17,602,359 shares for $36.9 million AUD.

•

On December 2, 2021, shareholders approved a scheme of arrangement whereby 5E Advanced Materials, Inc. (“5E”), a subsidiary of the Company, will acquire 100% of the shares in the Company from current shareholders in exchange for the issue of 5E common stock and chess depository interests to the shareholders.

AMERICAN PACIFIC BORATES LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	DECEMBER 31,	JUNE 30,
	2021	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$53,743,264	$40,811,269
Prepaid expenses and other current assets	453,516	158,620

Total current assets	54,196,780	40,969,889
MINERAL RIGHTS AND PROPERTIES, Net	8,249,722	8,080,709
CONSTRUCTION IN PROGRESS	15,216,708	12,765,285
PROPERTIES, PLANT AND EQUIPMENT, Net	2,796,942	1,495,436
RECLAMATION BOND DEPOSIT	1,085,624	1,084,408
RIGHT OF USE ASSET	178,557	213,109

TOTAL ASSETS	$81,724,333	$64,608,836

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$4,314,304	$1,454,132
Accrued payroll	539,491	140,777
Lease liability, current	87,620	90,815

Total current liabilities	4,941,415	1,685,724
LONG-TERM DEBT	318,055	92,532
LEASE LIABILITY	94,110	124,699
ACCRUED RECLAMATION LIABILITIES	464,944	377,292

Total liabilities	5,818,524	2,280,247

COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS’ EQUITY
Capital shares 416,185,262 and 383,906,237 shares outstanding, respectively	122,608,794	90,781,546
Additional paid-in capital	13,869,330	10,781,866
Accumulated other comprehensive income (loss):
Reporting currency translation	586,776	1,416,664
Accumulated deficit	(61,159,091)	(40,651,487)

Total stockholder’s equity	75,905,809	62,328,589

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$81,724,333	$64,608,836

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMERICAN PACIFIC BORATES LTD CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS AND COMPREHENSIVE (INCOME) LOSS

(Unaudited)

	FOR THE THREE MONTHS ENDED DECEMBER 31		FOR THE SIX MONTHS ENDED DECEMBER 31
	2021	2020	2021	2020
COST AND EXPENSES
Exploration and evaluation	$1,009,421	$430,457	$1,808,189	$761,705
General and administrative	7,792,583	1,697,183	13,633,299	6,293,031
Environmental and reclamation	2,015,293	560,295	6,002,066	616,995
Depreciation and amortization expense	19,880	6,081	40,186	9,263

Total cost and expenses	10,837,177	2,694,016	21,483,740	7,680,994

LOSS FROM OPERATIONS	(10,837,177)	(2,694,016)	(21,483,740)	(7,680,994)

NON-OPERATING INCOME (EXPENSE)
Hydrology income	—	—	9,100	—
Other income	—	1,068	1,266	2,071
Interest income	1,222	251	1,804	1,114
Interest expense	(2,716)	(940)	(4,683)	(1,649)
Net foreign exchange gain (loss)	(199,878)	(1,136,046)	968,649	(2,012,989)

Total non-operating income (expense)	(201,372)	(1,135,667)	976,136	(2,011,453)

NET LOSS	(11,038,549)	(3,829,683)	(20,507,604)	(9,692,447)
OTHER COMPREHENSIVE LOSS (INCOME)
Reporting currency translation	(776,101)	(1,368,424)	829,888	(2,381,426)

NET LOSS AND OTHER COMPREHENSIVE LOSS	$(10,262,448)	$(2,461,259)	$(21,337,492)	$(7,311,021)

Net loss per common share – basic and diluted	$(0.03)	$(0.01)	$(0.05)	$(0.03)

Weighted average common shares outstanding — basic and diluted	398,770,680	319,477,302	392,927,589	316,744,053

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMERICAN PACIFIC BORATES LTD CONDENSED CONSOLIDATED

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

	Three and Six Months Ended December 31, 2021
				Accumulated
			Additional	Other		Total
	Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Income (Loss)	Deficit	Equity
Balance at July 1, 2021	383,906,237	$90,781,546	$10,781,866	$1,416,664	$(40,651,487)	$62,328,589
Shares issued for:
Exercise of stock options	3,026,666	1,085,595	—	—	—	1,085,595
Consulting fees	1,500,000	1,539,347	—	—	—	1,539,347
Share based compensation	—	—	1,777,055	—	—	1,777,055
Net loss	—	—	—	—	(9,469,055)	(9,469,055)
Other comprehensive (loss)	—	—	—	(1,605,989)	—	(1,605,989)

Balance at September 30, 2021	388,432,903	93,406,488	12,558,921	(189,325)	(50,120,542)	55,655,542
Shares issued for:
Cash	17,602,359	26,309,067	—	—	—	26,309,067
Exercise of stock options	8,650,000	1,822,030	—	—	—	1,822,030
Consulting fees	1,500,000	1,868,683	—	—	—	1,868,683
Shares issuance costs	—	(797,474)	—	—	—	(797,474)
Share based compensation	—	—	1,310,409	—	—	1,310,409
Net loss	—	—	—	—	(11,038,549)	(11,038,549)
Other comprehensive income	—	—	—	776,101	—	776,101

Balance at December 31, 2021	416,185,262	$122,608,794	$13,869,330	$586,776	$(61,159,091)	$75,905,809

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMERICAN PACIFIC BORATES LTD CONDENSED CONSOLIDATED

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

	Three and Six Months Ended December 31, 2020
				Accumulated
			Additional	Other		Total
	Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Income (Loss)	Deficit	Equity
Balance at July 1, 2020	304,560,670	$52,977,240	$4,406,086	$(499,456)	$(21,398,319)	$35,485,551
Shares issued for:
Exercise of stock options	14,776,849	2,796,786	—	—	—	2,796,786
Consulting fees	80,000	32,076	—	—	—	32,076
Shares issuance costs	—	(40,769)	—	—	—	(40,769)
Share based compensation	—	—	3,784,076	—	—	3,784,076
Net loss	—	—	—	—	(5,862,764)	(5,862,764)
Other comprehensive income	—	—	—	1,013,002	—	1,013,002

Balance at September 30, 2020	319,417,519	55,765,333	8,190,162	513,546	(27,261,083)	37,207,958
Shares issued for:
Exercise of stock options	250,000	55,877		—	—	55,877
Share based compensation	—	—	600,513	—	—	600,513
Net loss	—	—	—	—	(3,829,683)	(3,829,683)
Other comprehensive income	—	—	—	1,368,424	—	1,368,424

Balance at December 31, 2020	319,667,519	$55,821,210	$8,790,675	$1,881,970	$(31,090,766)	$35,403,089

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMERICAN PACIFIC BORATES LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	FOR THE SIX MONTHS ENDED December 31,
	2021	2020
Cash Flows From Operating Activities:
Net loss	$(20,507,604)	$(9,692,447)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	40,186	9,263
Interest earned on reclamation bond	(1,216)	(636)
Share based compensation	3,087,464	4,384,589
Common stock issued for consulting fees	3,408,030	32,076
Accretion of reclamation liability	3,294	—
Net foreign exchange (gain) loss	(968,649)	2,012,989
Change in:
Prepaid expenses and other current assets	(294,896)	(28,064)
Accounts payable and accrued liabilities	2,017,088	(471,925)
Accrued payroll	398,714	(33,731)

Net cash used by operating activities	(12,817,589)	(3,787,886)

Cash Flows From Investing Activities:
Additions to construction in progress	(1,662,709)	(6,743,443)
Additions to mineral rights and properties	(86,608)	(112,914)
Additions to properties, plant and equipment	(1,058,031)	(39,244)
Additions to reclamation bonds	—	(776,650)

Net cash used by investing activities	(2,807,348)	(7,672,251)

Cash Flows From Financing Activities:
Payments on note payable	(1,047)	(1,185)
Proceeds from issuance of common stock	26,309,067	—
Proceeds from exercise of stock options	2,907,625	2,852,663
Share offering costs	(797,474)	(40,769)

Net cash provided by financing activities	28,418,171	2,810,709

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,793,234	(8,649,428)
EFFECT OF EXCHANGE RATE FLUCTUATION ON CASH	138,761	368,437
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	40,811,269	26,639,953

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$53,743,264	$18,358,962

NONCASH INVESTING AND FINANCING ACTIVITIES
Accounts payable change related to construction in progress additions	$843,852	$1,050,939
Recognition of operating lease liability and right of use asset	17,093	—
Construction in progress transferred to properties, plant and equipment	55,138	53,983
Equipment acquired with notes payable	226,570	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMERICAN PACIFIC BORATES LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Interim Financial Statements

The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended December 31, 2021 are not necessarily indicative of the results that may be expected for the year ending June 30, 2022. For further information, refer to the financial statements and footnotes thereto for the year ended June 30, 2021 included in our Form 10.

2.	Mineral Rights and Properties, Net

The Company owns surface properties and the associated mineral rights for the Fort Cady Borate Project. The Company has capitalized the cost of drilling hydrology wells, which provide water for the project. For the six-month period ended December 31, 2021 and 2020, the Company recognized hydrology income of $9,100 and zero, respectively.

On October 1, 2011, Fort Cady (California) Corporation executed a 10-year net royalty lease agreement with Elementis Specialties Inc. (“Elementis”) to explore, develop and mine boron and lithium on claims held by Elementis. Amounts paid prior to production are considered advanced royalty payments and capitalized. For the six-month period ended December 31, 2021 and 2020, the Company paid Elementis advanced royalty payments of $86,608 and $107,502, respectively.

Mineral Interests and Properties as of December 31, 2021 and June 30, 2021 consisted of the following:

	December 31, 2021	June 30, 2021
Mineral properties – Fort Cady Borate Project	$6,732,562	$6,732,562
Hydrology wells	547,258	547,258
Mineral interest – Elementis lease	808,202	721,594
Asset retirement cost, net of accumulated amortization of $1,953 and nil at December 31, 2021 and June 30, 2021, respectively (Note 5)	161,700	79,295

	$8,249,722	$8,080,709

AMERICAN PACIFIC BORATES LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	Construction in Progress

Construction work in progress represents the equipment which has been acquired and is not in use and prepayments for design, engineering, and construction services in relation to the development of the Fort Cady Borate Project. As of December 31, 2021 and June 30, 2021, Construction in Progress consisted of the following:

	December 31,	June 30,
	2021	2021
Crystallizer	$6,360,003	$5,544,359
Engineering services	3,765,922	3,182,279
Electric infrastructure	657,695	643,445
Filter system	634,986	634,986
Injection and recovery wells	446,181	—
Centrifuge system	382,683	382,683
Air compression	348,409	344,054
Boiler	287,613	287,613
Conveyor system	284,535	—
Scrubbers	265,605	235,063
Water treatment	232,108	232,108
Pumps	102,699	67,273
Other	1,448,269	1,211,422

Total Construction in Progress	$15,216,708	$12,765,285

4.	Properties, Plant and Equipment, Net

Properties, plant, and equipment, net as of December 31, 2021 and June 30, 2021 consisted of the following:

	December 31,	June 30,
	2021	2021
Land	$1,533,312	$658,245
Buildings	794,067	717,253
Vehicles	297,127	73,202
Plant and equipment	255,830	91,897

	2,880,336	1,540,597
Less accumulated depreciation	(83,394)	(45,161)

Properties, plant and equipment, net	$2,796,942	$1,495,436

AMERICAN PACIFIC BORATES LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month periods ended December 31, 2021 and 2020, the Company recognized depreciation expense of $38,233 and $9,263, respectively.

5.	Reclamation Liabilities

The liabilities accrued for reclamation and closure costs as of December 31, 2021 and June 30, 2021 were as follows:

	December 31,	June 30,
	2021	2021
Accrued reclamation costs	$297,997	$297,997
Asset retirement obligation	166,947	79,295

	$464,944	$377,292

Accrued reclamation costs of $297,997 relate to land disturbance for the Fort Cady Borate Project.

On June 30, 2021, the Company established an asset retirement obligation (“ARO”) relating to water monitoring wells as required by the Company’s Underground Injection Permit. Total estimated reclamation and closure costs for wells completed was $537,678 and $298,710 as of December 31, 2021 and June 30, 2021, respectively. These estimated costs were discounted using credit adjusted, risk-free interest rates of 6.6 – 6.9% from the time the Company incurred the obligation to the time the Company expects to pay the retirement obligation. During the six-month period ended December 31, 2021, the Company incurred additional obligation relating to water monitoring and injection recovery wells and increased the balance of the asset retirement obligation by $84,358.

The following is a reconciliation of the aggregate retirement obligation asset associated with our reclamation plan for the Company’s mining projects for the six months ended December 31, 2021. There was no comparable activity for the six months ended December 31, 2020:

2021
Retirement obligation asset — beginning of period	$79,295
Obligation incurred during the period	84,358
Accretion	3,294

Retirement obligation asset — end of period	$166,947

Exploration and evaluation activities are subject to various federal and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally have become more restrictive. The Company believes that its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expect to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site-restoration costs to be incurred for existing mining interests is uncertain.

AMERICAN PACIFIC BORATES LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	Leases

Starting February 2021, the Company leases its offices under operating leases expiring in 2024. A right to use (“ROU”) asset was recognized with a corresponding lease liability on the effective date of the lease. To calculate right of use asset and lease liability, the Company utilized incremental borrowing rates ranging from 0.04% to 0.17% to discount the future rent payments. The remaining lease term is 2.2 years. During the six-month period ended December 31, 2021, operating cash flows included cash payments of $47,477 related to lease liabilities.

Future minimum annual lease payments under these existing lease agreements are as follows as of December 31, 2021:

For the year ending June 30,
2022 (January 1 – June 30)	$53,596
2023	77,905
2024	50,544

Total	182,045
Less imputed interest	315

Net lease liability	181,730
Current portion	87,620

Long-term portion	$94,110

Expense under operating leases, including short-term leases, for the six-month periods ended December 31, 2021 and 2020 were $84,773 and $19,619, respectively. This expense is included in General and Administrative expense on the Consolidated Statement of Operations and Comprehensive Loss (Income).

7.	Capital Stock

The Company does not have authorized capital nor par value in respect of its issued capital. Ordinary shares have the right to receive dividends as declared and, in the event of a winding up of the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or proxy, at a meeting of the Company.

During the six-month periods ended December 31, 2021 and 2020, the Company issued the following shares of common stock:

•	Issued 17,602,359 shares of its capital stock for cash proceeds of $26,309,067 during the six months ended December 31, 2021. Share issue costs of $797,474 were incurred.

•	Issued 11,676,666 and 15,026,849 shares of its capital stock upon exercise of stock options for $2,907,625 and $2,852,663 during the six-months ended December 31, 2021 and 2020, respectively.

•	Issued 3,000,000 and 80,000 shares of its common stock with a fair value of $3,408,030 and $32,076 for consulting fees during the six months ended December 31, 2021 and 2020, respectively.

AMERICAN PACIFIC BORATES LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	Net Loss Per Common Share

Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if stock options, warrants, and convertible securities were exercised or converted into common stock. Diluted loss per share equals basic loss per share as the effect of including dilutive securities in the calculation would be antidilutive. For the six-month periods ended December 31, 2021 and 2020, respectively, stock options of 56,100,000 and 63,700,000 were excluded from the computation of diluted loss per share as our reported net losses for those periods would cause their exercise to have no effect on the calculation of loss per share.

9.	Share Based Compensation

The Company has established an employee share option plan (“ESOP”). The objective of the ESOP was to assist in the recruitment, reward, retention and motivation of employees and contractors. An individual may receive the options or nominate a relative or associate to receive the options. The plan is open to executive officers, employees, and eligible contractors of the Company. Additionally, the board can authorize options outside of the plan to suppliers and vendors. Vesting periods of options granted vary as determined by the board of directors. Total number of shares authorized for award of share options under the ESOP is limited to 5% of issued capital over a 3-year period. It is the Company’s policy to issue new shares of common stock to satisfy stock options.

The share-based compensation cost recognized in the Consolidated Statements of Loss and Comprehensive Loss in General and administrative expense was $3,087,464 and $4,384,589 for the six-month periods ended December 31, 2021 and 2020, respectively.

The fair value of stock option awards granted to directors, officers, employees and/or consultants of the Company are estimated on the grant date using the Black-Scholes option valuation model and the closing price of our common shares on the grant date. The significant assumptions used to estimate the fair value of 17.0 million and 12.0 million stock option awards granted during the six-month periods ended December 31, 2021 and 2020, respectively, using the Black-Scholes option valuation model are as follows:

	Average for six-month periods ended December 31,
	2021	2020
Exercise price	AUD $2.00 - $2.50	AUD $0.90 - $1.35
Share price	AUD $1.70	AUD $0.86
Volatility	85%	106 – 110%
Expected term in years	0.9 to 3.9	3.6 to 4.0
Risk free interest rate	0.01 – 0.1%	0.75%
Dividend rate	Nil	Nil

AMERICAN PACIFIC BORATES LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The grant date fair value of options issued was approximately $9.3 million and $4.5 million during the six-month periods ended December 31, 2021 and 2020, respectively. The following table summarizes stock option activity for each of the periods ended December 31, 2021 and 2020:

	2021			2020
	Number of Options	Weighted Averaged Exercise Price		Number of Options	Weighted Averaged Exercise Price
Outstanding at beginning of the period	55,543,333	AUD $	0.71	67,423,794	AUD $	0.46
Granted	17,000,000	AUD $	2.11	12,000,000	AUD $	0.96
Exercised	(11,676,666)	AUD $	0.34	(15,026,849)	AUD $	0.27
Expired/forfeited	(4,766,667)	AUD $	0.75	(696,945)	AUD $	0.86

Outstanding at end of period	56,100,000	AUD $	1.21	63,700,000	AUD $	0.60

Vested at the end of the period	39,700,000	AUD $	0.86	61,700,000	AUD $	0.59

Options outstanding and vested as of December 31, 2021, have a weighted average remaining life of 2.24 years and 1.72 years, respectively.

As of December 31, 2021, there was $7.4 million of unrecognized compensation cost related to 16,400,000 unvested stock options. This cost is expected to be recognized over a weighted-average remaining period of approximately 2.7 years.

As of December 31, 2021, the intrinsic value of both the outstanding stock options and vested options was $48.7 million. The intrinsic value of stock options exercised during the six-month periods ended December 31, 2021 and 2020 was $14.2 million and $5.6 million, respectively.

10.	Commitments and Contingencies

Purchase Obligations

As of December 31, 2021, the Company has purchase order commitments of $6,898,000 in respect of construction works in progress and drilling.

Mineral Lease Payments

The Company has a mineral lease agreement for the purposes of obtaining exclusive rights to exploration at the Fort Cady Project. The mineral lease agreement requires the Company to make an annual minimum royalty payment of $75,000, escalated annually based on inflation, until the expiration date of the lease, October 1, 2021. On September 16, 2021, the Company extended its mineral lease agreement with Elementis until July 1, 2022. Payments made during the six-month period ended December 31, 2021 and 2020 were $86,608 and $107, 502, respectively.

Salt Wells Earn-in Agreement

The Company has made funding commitments of $300,000 in fiscal year 2022, $600,000 in fiscal year 2023, $800,000 in fiscal year 2024, and $1,200,000 in fiscal year in 2025.

AMERICAN PACIFIC BORATES LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	Income Taxes

The company did not record a U.S. federal or state income tax benefit for losses incurred during the three and six months ended December 31, 2021 and 2020. The Company concluded that it is more likely than not that its deferred tax assets will not be realized which resulted in recording a full valuation allowance during those periods.

12.	Subsequent Events

•

On January 19, 2022, the Company issued 1,500,000 shares to Blue Horizon Advisors LLC, pursuant to the terms of the Advisory Agreement dated April 16, 2021 and as consideration for Advisory Board services provided.